Exhibit 99.1

Your vote matters.
Please take a moment to vote. Your participation as a Shareholder is important to us.
This document tells you who can vote, what you will be votingg on and how to t vote.
Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular
Annual and Special Meeting April 4, 2017 Bank of Montreal

Your Vote Matters

Choose to vote in one of three ways:

•	Vote online by visiting www.investorvote.com (registered shareholders, including BMO employees) or www.proxyvote.com (non-registered shareholders)
•	Vote by returning the enclosed form of proxy or voting instruction form by mail or fax
•	Vote in person at the annual and special meeting of shareholders

Detailed voting instructions for non-registered and registered shareholders can be found starting on page 8 of this Management Proxy Circular.

Location of Annual and Special Meeting Of Shareholders

BMO Financial Group Institute for Learning 3550 Pharmacy Ave. Toronto, Ontario PARKING Located on the West side of the building.

DIRECTIONS

From West:

•	401 Eastbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From East:

•	401 Westbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From North:

•	404 South to Steeles and Woodbine exit (Exit 22)
•	Turn left on to Steeles Avenue
•	At the 4th set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From South:

•	Don Valley Parkway (DVP) North which becomes 404 North
•	Take Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

1	Bank of Montreal Management Proxy Circular

Letter to Shareholders

Dear Fellow Shareholder,

On April 4, you are invited to join us for Bank of Montreal’s 2017 Annual and Special Meeting of Shareholders. It is a key event in our calendar and an important opportunity for shareholders to gain insight into our company, our strategy and our recent performance. More than this, it is the occasion when all shareholders can express their views by exercising their right to vote, in person or by proxy, on important matters affecting our company.

BMO Financial Group is now in its 200th year of business – moving forward, confident our overall strategy is delivering sustainable value and confident that we can build on this momentum.

The business activities of the bank are guided by a set of strategic priorities that frame our decision-making and help us gauge progress over the long term. While these priorities may evolve to reflect the changing business environment, they are anchored by a commitment to create lasting value for all of our stakeholders.

Adjusted earnings for 2016 surpassed $5 billion for the first time and we delivered earnings per share of $7.52, both up 7% from the previous year, making our results in 2016 unprecedented. Reaching $5 billion in earnings was an aspiration we had set at a time when the potential of the bank was not fully recognized. Today that is no longer the case – and our position in the industry has changed as a consequence.

Building customer loyalty remains our first priority, because it’s the key to sustainable growth. In tandem, we are working to drive productivity and efficiency, accelerate the deployment of digital technology, leverage our North American platform and support our customers where they operate – all the while maintaining a prudent approach to risk. Every decision we make points back to our fundamental promise to the people with whom we do business. The customer remains at the centre of the five strategic priorities that guide the bank. And sustainability in all its dimensions is incorporated into how we do business. It’s been that way for 200 years.

Over the past year, we’ve expressed our commitment to sustainable growth more formally through a set of sustainability principles focusing on social change, financial resilience, community-building and environmental responsibility. Extending and complementing our promise to customers, these principles reinforce the deeper sense of responsibility that informs all aspects of our business strategy.

Our bank has always tried to lead by example. By giving our sustainability principles due prominence, positioned right alongside the strategic priorities that communicate how we intend to grow, we confirm that sustainability is incorporated into how we do business, manage risk and create value.

The Annual and Special Meeting of Shareholders is a time for shareholders to hear about these priorities firsthand, to understand our progress to date, and to engage directly with management. It is also an opportunity for shareholders to vote on matters that affect our company. We are proud that over half of our shareholder base is made up of individuals – many of whom are customers and employees. We would like to acknowledge both individual and institutional shareholders for their support of the bank. Ultimately, all of our shares are held in the interest of real people, and we are attentive and responsive to those interests – because they are important to the owners of this company.

Once again, our Annual and Special Meeting of Shareholders will be held at BMO’s Institute for Learning, in Toronto. The Institute is the centrepiece of our commitment to continuing education, advanced leadership development and increasingly, enabling growth through greater agility. We are constantly evolving to make our customers’ banking experiences more personal and intuitive. Education is essential to that evolution. The IFL was built for everyone who works at BMO – and we are proud to showcase our commitment to them.

Your participation in the Annual and Special Meeting is important. You can attend in person or online at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting. Whether or not you join the meeting, every shareholder can participate by voting – and we encourage you to do so. We invite all shareholders to submit their proxy vote ahead of time. Whatever method you choose, your participation matters to your Board of Directors and the management team. Please make your vote count.

Please take the time to review this Management Proxy Circular and our 2016 Annual Report. In the Management Proxy Circular you will find an explanation of the matters on which we will be voting, along with detailed voting instructions. While you may register your position on proxy matters through the mail, there are clear benefits to opting for secure and instantaneous online voting.

In the Annual Report you will find detailed information about the bank’s performance over the past fiscal year. The Annual Report is available on our website, along with the bank’s quarterly results, presentations to the investment community and other useful information about BMO Financial Group.

The bank remains well positioned, and we are committed to delivering on our strategy with the involvement and support of our shareholders.

Your directors and the management team look forward to welcoming you on April 4. We hope you will join the conversation.

Sincerely,

J. Robert S. Prichard	William A. Downe
Chairman of the Board	Chief Executive Officer

February 13, 2017

You may obtain a copy of this Management Proxy Circular by downloading it from www.bmo.com/corporategovernance or by calling the Corporate Secretary’s Department at (416) 867-6785.

Bank of Montreal Management Proxy Circular	2

3	Bank of Montreal Management Proxy Circular

Notice of Annual and Special Meeting of

Shareholders of Bank of Montreal

When:	Tuesday, April 4, 2017 at 9:30 a.m. (local time)
Where:	BMO Financial Group Institute for Learning
3550 Pharmacy Avenue, Toronto, Ontario

The meeting will be held for the following purposes:

1.	receive the consolidated financial statements of Bank of Montreal (the “Bank”) for the financial year ended October 31, 2016; and the Shareholders’ auditors’ report on those statements;
2.	elect the Board of Directors for 2017;
3.	appoint the Shareholders’ auditors for 2017;
4.	consider and, if deemed fit, approve a special resolution amending By-Law No. Eight regarding directors’ aggregate compensation (see the management proxy circular for the special resolution);
5.	consider and, if deemed fit, approve a special resolution to enable the Bank to implement changes to variable compensation for certain European Union staff to comply with regulatory requirements (see the management proxy circular for the special resolution);
6.	consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation (see the management proxy circular for the resolution); and
7.	transact any other business properly brought before the meeting.

Our website will carry live coverage of the meeting, as well as a recording after the meeting. Online, you can also find our 2016 Annual Report, our Environmental, Social and Governance Report & Public Accountability Statement, our Corporate Responsibility Report, our quarterly results, presentations to the investment community, and other useful information about us.

Holders of common shares (“Shares”) as at February 6, 2017, will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the meeting is 648,936,503, such number being the total number of Shares of the Bank outstanding on February 6, 2017.

Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy or voting instruction form and return it in the postage prepaid envelope provided, or follow the instructions on the form in order to vote your Shares. For your vote to be recorded, your proxy vote must be received by our transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Eastern Daylight Time) on April 3, 2017. To vote in person at the meeting, please see the section “Voting Information” on page 8 of the management proxy circular.

By order of the Board of Directors,

Barbara M. Muir

Corporate Secretary

February 13, 2017

*	The actual number of eligible votes may be fewer due to voting restrictions set forth in the Bank Act (Canada) as described on page 10 under “Who Cannot Vote”.

Bank of Montreal Management Proxy Circular	4

Management Proxy Circular

Annual and Special Meeting of Shareholders

The annual and special meeting of holders of Shares (“Shareholders”) of the Bank on April 4, 2017 is our opportunity to discuss the Bank’s performance and our plans for the future. It is also your opportunity to vote on important matters. We encourage you to vote.

Management Proxy Circular

This Management Proxy Circular provides Shareholders with important information to make voting decisions. References to “BMO”, the “Bank”, “we”, “our” or “us” mean Bank of Montreal and, where applicable, our subsidiaries. References to “Shareholders” mean common shareholders of the Bank and references to “Shares” mean common shares of the Bank. References to the “Board” mean Bank of Montreal’s Board of Directors.

Date of Circular

This circular is dated February 13, 2017, and all information, unless indicated otherwise, is as at that date.

Business of the Meeting

The meeting will cover the following seven items of business:

1.	BMO’s Financial Statements

You can find BMO’s consolidated financial statements for the year ended October 31, 2016 in our 2016 Annual Report.

2.	Electing the Board of Directors

Information about the director nominees starts on page 12 Except for Linda Huber, all nominees were elected as directors at the Bank’s 2016 annual meeting of Shareholders. The directors you elect at this year’s meeting will hold office from the close of the meeting until the next annual meeting or until their successors are elected or appointed.

The Board recommends that you vote FOR the election as director each nominee whose name is set out under the heading “Nominees for Election to Board of Directors”.

If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for all of the nominees listed in this circular. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless you have specified otherwise, Robert Prichard or William Downe may, at their discretion, vote for any number of substitute nominees.

Majority vote for directors

The Bank has a majority voting policy for the election of directors. If a director standing for election or re-election in an uncontested election receives more withhold votes than for votes, he or she must offer to resign. In such case, the Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, and the Board shall accept the resignation absent exceptional circumstances. The nominee will not participate in the decision to accept or reject the resignation.

3.	Appointing Auditors

The directors propose to appoint KPMG LLP as the Shareholders’ auditors for the 2017 fiscal year. KPMG LLP has been one of the Bank’s auditing firms since 1990, and became the Bank’s sole auditing firm on November 1, 2003. If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for the appointment of KPMG LLP as the Shareholders’ auditors.

The Board recommends that you vote FOR the appointment of KPMG LLP as auditor.

5	Bank of Montreal Management Proxy Circular

Independence of auditors

We have a strict policy limiting other services that the Shareholders’ auditors can provide to the Bank. Moreover, the Audit and Conduct Review Committee or its delegate pre-approves all services from the Shareholders’ auditors in accordance with the Bank’s Auditor Independence policy, either on a case-by-case basis or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure the independence of the Shareholders’ auditors. A rigorous process is applied under this policy to ensure that all the services provided by the Shareholders’ auditors comply with the policy and professional standards and securities regulations.

Shareholders’ auditors’ fees

Aggregate fees paid to the Shareholders’ auditors during the fiscal years ended October 31, 2016 and 2015 were as follows:

Fees ($ millions) (1)	2016	2015
Audit fees	$17.6	$17.1
Audit-related fees (2)	2.5	2.2
Tax fees	—	0.1
All other fees (3)	2.7	2.3
Total	$22.8	$21.7

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions. Fees include the impact of a stronger U.S. dollar in fiscal 2016.
(2)	Audit-related fees for 2016 and 2015 relate to fees paid for accounting advice, specified procedures on our Management Proxy Circular and other specified procedures.
(3)	All other fees for 2016 and 2015 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

4.	Amendments to By-Law No. Eight regarding Directors’ aggregate Compensation and removal of reference to Non-Officer Director Stock Option Plan

The Bank Act (Canada) requires that a bank’s By-Laws set a maximum amount that may be paid in aggregate to all directors for their services during a fixed period of time. By-Law No. Eight of the Bank currently sets that amount at not more than $4,000,000 in each fiscal year. This limit has not been increased since its confirmation by Shareholders in March, 2009. By-Law No. Eight also makes reference to the Non-Officer Director Stock Option Plan. In keeping with best practices in governance, stock options have not been granted to directors since the plan was discontinued in November 2003, and the Board of Directors formally terminated it in August 2016.

The Board of Directors has approved amendments to By-Law No. Eight to increase to $5,000,000, the maximum aggregate amount that may be paid to all directors in any fiscal year and to delete all reference to the Non-Officer Director Stock Option Plan. These amendments are not effective until confirmed by a special resolution of the Shareholders, requiring the affirmative vote of not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy.

The existing $4,000,000 remuneration limit can accommodate the current number of directors, after giving effect to the increases in director compensation for fiscal 2016 discussed in the “Directors’ Compensation and Attendance” section of this Management Proxy Circular. The Board believes, however, that an increase in the aggregate limit is advisable at this time for the following reasons:

•

A number of directors will retire from the board over the next several years. To manage this process and ensure a smooth transition, it may be necessary to appoint additional directors before incumbents retire, resulting in an increase in aggregate directors’ compensation during the transition period.

•	To provide flexibility to continue to recruit highly qualified directors with top tier expertise and appropriate geographic representation that aligns with the Bank’s strategic objectives.
•

To reflect the increasing duties and time commitments of directors as a result of expanding complexity of the Bank and its businesses and greater oversight by regulators and the increased direct engagement of the Bank’s directors with these regulators and other stakeholders.

Bank of Montreal Management Proxy Circular	6

The Board recommends that you vote FOR the following special resolution approving amendments to the Bank’s By-Laws.

“Resolved, that the amendments to By-Law No. Eight, removing the reference to a Non-Officer Director Stock Option Plan and adding “In each fiscal year after October 31, 2016, the total of all amounts that may be paid by the Bank to all directors of the Bank as remuneration for their services as directors shall not exceed $5,000,000.” are confirmed.”

To be effective, this special resolution of Shareholders must be approved by at least two-thirds of the votes cast in person or by proxy at the meeting. If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for this resolution.

5.	Special resolution to enable the Bank to implement changes to variable compensation for certain EU staff in BMO Financial Group in order to comply with regulatory requirements

Compensation changes for certain BMO staff are being proposed to comply with the European Union (“EU”) Capital Requirements Directive 2013/36/EU (“CRD IV”), as implemented at a local level in each EU Member State. CRD IV limits the ratio between fixed and variable compensation for material risk takers (identified in the CRD IV and Commission Delegated Regulation (EU) No 604/2014 (the “CDR”) as staff whose professional activities have a material impact on an institution’s risk profile) in affected EU BMO institutions to 1:1 for performance years beginning after 2016. Approximately 45 BMO staff are affected. BMO is permitted under the rules to set a higher ratio, up to a maximum of 1:2 between fixed and variable components of total compensation for those BMO staff that have a material risk taker function within the affected EU BMO institutions (the “Material Risk Takers”), if Shareholders agree.

We are seeking this approval to enable the Human Resources Committee to award variable compensation to Material Risk Takers that exceeds 100%, but does not exceed 200%, of their fixed compensation relating to their role within the affected EU BMO institutions. This proposal is not expected to impact the requirement on affected EU BMO institutions to maintain a sound capital base and is consistent with the following BMO compensation principles (described on page 64 in greater detail), which focus on:

•	attracting and retaining talent;
•	linking compensation to bank performance;
•	encouraging a long-term view to increase shareholder value; and
•	alignment with prudent risk-taking.

The Board recommends that you vote FOR the following special resolution approving changes to variable compensation for certain EU staff.

“Resolved that BMO, in determining the variable compensation of individuals classified as Material Risk Takers in affected EU BMO institutions in accordance with the relevant provisions of CRD IV and the CDR as implemented in the relevant EU Member State, is authorised to apply a ratio between the fixed and variable components of total compensation for such Material Risk Takers that exceeds 1:1, so long as the ratio does not exceed 1:2 for such Material Risk Takers.”

Approval thresholds for this vote are specified in the CRD IV as implemented in the relevant EU Member State. The special resolution must be approved by at least:

•	66% of the Shares represented (by proxy or in person) at the meeting provided at least 50% of the total voting rights are represented at the meeting; or
•	75% of the Shares represented (by proxy or in person) at the meeting if less than 50% of the total voting rights are represented at the meeting.

Material Risk Takers with an interest in the proposed higher ratio and who hold Shares, either directly or indirectly through a nominee or other arrangement, are not permitted to vote on this special resolution.

If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for this resolution.

6.	Voting on our Approach to Executive Compensation

The governing objective of our executive compensation program is to align executive interests with Shareholders’ interests. This objective is reflected in our philosophy of pay for performance based on competitive market practice, without encouraging excessive or inappropriate risk-taking. You can find details of our executive compensation program starting on page 64.

7	Bank of Montreal Management Proxy Circular

The Bank believes that our approach to executive compensation is in the Shareholders’ best interests, because executives and Shareholders share the common goal of success and improved Shareholder value. Independent studies commissioned by the Bank’s Human Resources Committee support our approach.

We are asking you to vote on the way we compensate our executives. This vote is advisory and non-binding. However, it will influence how the Human Resources Committee looks at compensation in the future. At the 2016 Annual Meeting of Shareholders, this resolution was approved with 92.87% of Shares voted in favour.

The Board recommends that you vote FOR the approach to executive compensation.

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2017 Annual and Special Meeting of Shareholders of the Bank.”

If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for this resolution.

You can contact the Corporate Secretary’s Department with comments and questions on our executive compensation program or you can communicate directly with the Board of Directors. Applicable contact information is on page 46.

7.	Shareholder Proposals

The Mouvement d’éducation et de défense des actionnaires (“MÉDAC”) submitted two proposals to the Bank to be included in this management proxy circular. Following discussions with the Bank, MÉDAC has agreed not to submit their proposals to a Shareholder vote. The Bank has agreed to include the two proposals in the circular for information purposes only. They are reproduced in full, along with the Bank’s responses to them, starting on page 51.

Voting Information

Items of Business

At the meeting, you will vote on:

•	Election of directors
•	Appointment of the Shareholders’ auditors
•	A special resolution amending By-Law No. Eight regarding directors’ aggregate compensation and removal of reference to Non-Officer Director Stock Option Plan
•	A special resolution to enable the Bank to implement changes to variable compensation for certain EU staff in BMO Financial Group in order to comply with regulatory requirements
•	Approval of approach to executive compensation

Each item of business, other than the special resolutions, needs approval by a majority (more than 50%) of the votes cast in order to be approved. As more particularly discussed above under “Business of the Meeting”, the special resolutions need a two thirds majority or greater of votes cast in order to be approved.

Who Can Vote

You have the right to vote – one vote per Share – if you owned Shares on February 6, 2017, unless you are described below under “Who Cannot Vote”. On that date, we had 648,936,503 Shares outstanding.

Voting Instructions for Non-Registered Shareholders

You are a non-registered Shareholder if the Shares you own are registered for you in the name of an intermediary, such as a bank, investment dealer, securities broker or trust company. Most Shareholders are non-registered Shareholders. If you are a non-registered Shareholder, your intermediary will send you a voting instruction form with this circular. We may not have records of your shareholdings as a non-registered Shareholder, so you must follow the instructions from your intermediary to vote.

Bank of Montreal Management Proxy Circular	8

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada. If no space is provided for you to insert your name on the form, please contact your intermediary for instructions.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions on the voting instruction form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return your voting instruction form as instructed by your intermediary.

Voting Instructions for Registered Shareholders

You are a registered Shareholder if the Shares you own are registered directly in your name. If that is the case, your name appears on your Share certificate or a statement from a direct registration system confirming your shareholdings.

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions in the voting section of the proxy form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return the enclosed proxy form to Computershare.

Voting by Proxy

Choosing Your Proxyholder

The enclosed proxy form or voting instruction form names Robert Prichard or William Downe, each a director of the Bank, as your proxyholder. If you wish to appoint a different proxyholder, write that person’s or company’s name in the blank space on the form or, if voting online, in accordance with the online voting instructions. Your proxyholder does not have to be a Shareholder of the Bank. Make sure your chosen proxyholder will attend the meeting and vote for you. If you do not appoint a different proxyholder in your returned proxy form or voting instruction form, then Robert Prichard or William Downe will vote for you.

How Your Proxyholder Will Vote

For the election of directors and the appointment of the Shareholders’ auditors, you may either vote for or withhold. For other voting matters, you may vote for or against. If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of the meeting or any new matters that are properly brought before the meeting.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not give specific voting instructions, Robert Prichard or William Downe will vote for you as follows:

•	for the election of the nominee directors to the Board
•	for the appointment of the Shareholders’ auditors
•	for a special resolution amending By-Law No. Eight regarding directors’ aggregate compensation and removal of reference to Non-Officer Director Stock Option Plan
•	for a special resolution to enable the Bank to implement changes to variable compensation for certain EU staff in BMO Financial Group in order to comply with regulatory requirements
•	for the advisory resolution approving the Bank’s approach to executive compensation

9	Bank of Montreal Management Proxy Circular

Returning the Proxy Form

If you are a registered Shareholder, the enclosed proxy form tells you how to submit your voting instructions. Our transfer agent, Computershare, must receive your proxy by no later than 5:00 p.m. (Eastern Daylight Time) on April 3, 2017 (or the last business day before any adjournment, if the meeting is adjourned). You may return your proxy in one of the following ways:

•	by mail, in the envelope provided
•	by fax, to 1-866-249-7775 (if faxing within Canada and the United States) or 416-263-9524 (other countries)
•	online by going to www.investorvote.com and following the instructions on the screen

Returning the Voting Instruction Form

If you are a non-registered Shareholder, return your voting instructions using one of the methods noted on the voting instruction form provided by your intermediary. Remember that your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. For your votes to count, they must be received by Computershare by no later than 5:00 p.m. (Eastern Daylight Time) on April 3, 2017 (or the last business day before any adjournment, if the meeting is adjourned).

Changing Your Voting Instructions

If you are a registered Shareholder and you change your mind about how you have voted before the meeting, you must deliver a signed written notice changing your instructions to one of the following people:

•

the Corporate Secretary of the Bank not later than 5:00 p.m. (Eastern Daylight Time) on the last business day before the meeting (or any adjournment, if the meeting is adjourned) at the address, fax number or email provided on page 46 of this circular

•	the Chairman of the Board before the meeting starts or any adjourned meeting reconvenes

You may also change your instructions by voting in person at the meeting after registering with our transfer agent, Computershare, at the meeting.

If you are a non-registered Shareholder and have returned your voting instructions to your intermediary and change your mind about your vote, or decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

Voting Instructions for Employee Shareholders

If you hold Shares through the Bank of Montreal Employee Share Ownership Plan or Employee Share Purchase Plan, you may vote your Shares in one of the following ways:

•	online by visiting www.investorvote.com and following the online instructions
•	by following the Voting Instructions for Non-Registered Shareholders above

We Encourage You to Vote

We encourage you to vote. This circular is being sent to you for the purpose of soliciting proxies by the Bank’s management for use at the meeting. Costs of the solicitation are paid by the Bank. We may also contact you by letter, email or phone call to ask you to vote, using our outside agency, D.F. King Canada. We expect to pay approximately $34,000 for their services, plus charges for any telephone calls.

Who Cannot Vote

Shares beneficially owned by the following entities and persons cannot be voted (unless in circumstances approved by the Minister of Finance):

•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of Shares of the Bank

Also, if a person, or an entity controlled by a person, beneficially owns Shares that are, in the aggregate, more than 20% of the eligible votes that may be cast, that person or entity may not cast any vote on the Shares (unless permitted by the Minister of Finance).

Bank of Montreal Management Proxy Circular	10

To the knowledge of the Bank’s directors and officers, as at February 6, 2017, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Bank’s outstanding Shares.

Confidentiality

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with the Bank when legally necessary, when a Shareholder clearly intends to communicate with management, or when there is a proxy contest.

Contacting the Bank’s Transfer Agent

For general Shareholder inquiries, contact our transfer agent:

by mail at:

Computershare Trust Company of Canada

100 University Avenue

8th Floor, North Tower

Toronto, Ontario M5J 2Y1

by telephone:

within Canada and the United States at 1-800-340-5021

from all other countries at 514-982-7555

by email at:

service@computershare.com

by fax:

within Canada and the United States at 1-888-453-0330

from all other countries at 416-263-9394

Shareholder Questions at the Meeting

You can ask questions about the Bank and its business in any of the following ways:

1.	In person at the meeting
2.	In writing when you register for the meeting with Computershare
3.	During the webcast at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting
4.	Prior to the meeting, by email to the Corporate Secretary at corp.secretary@bmo.com
5.	Prior to the meeting, by mail to the Corporate Secretary at the address provided on page 46

Shareholder Proposals Next Year

Proposals for the next annual meeting of Shareholders must be submitted by November 15, 2017.

11	Bank of Montreal Management Proxy Circular

Directors

The Board is responsible for supervising the management of the business and affairs of the Bank. As Shareholders, you elect the members of the Board as your representatives. This section provides information about the director nominees for election to the Board, their continuing education and skills, their compensation and their attendance at meetings.

Nominees for Election to Board of Directors

The effective management of an organization of the Bank’s size and scope requires dedication, diversity and experience. Pie charts a) and b) below provide summary information about the geographical mix and tenure of the non-employee director nominees. Pie chart c) shows the attendance of non-employee director nominees serving on the Board during the fiscal year ending 2016. The director nominee profiles on pages 13 to 20 provide detailed information about each nominee for election to the Board, including their expertise, committee memberships, meeting attendance, public board memberships and voting results for last year’s director elections. The profiles also disclose information on the securities held by the nominees as at February 6, 2017, as well as the value of their total compensation earned in fiscal 2016.

Diversity 42% of our independent director nominees are women.

Experience 100% of all directors have experience in human resources and strategic planning.

Bank of Montreal Management Proxy Circular	12

Janice M. Babiak CPA (US), CA (UK), CISM, CISA Age: 59 Franklin, Tennessee United States Director Since: 2012 Independent (1) 2016 Votes for: 99.38%

Jan Babiak, a Corporate Director, is a former Managing Partner at Ernst & Young LLP (EY), an accounting firm. From 1982 until the end of 2009, and based in the United Kingdom from 1990 onwards, she held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy; and she founded and led their global Climate Change and Sustainability Services practice. She also served on EY’s management board for Northern Europe, Middle East, India and Africa. Her current listed company portfolio includes serving on the board of Walgreens Boots Alliance, Inc. where she chairs the Audit Committee and serves on the Finance Committee. She is a Council member for the Institute of Chartered Accountants in England and Wales. She received a B.B.A. in Accounting from the University of Oklahoma and an M.B.A from Baldwin Wallace University and holds international information systems security and control, as well as US and UK accounting, qualifications.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	29 of 29 (100%)
	Audit and Conduct Review	8 of 8 (100%)
	Risk Review	9 of 9 (100%)
	The Pension Fund Society of the Bank of Montreal (2)	1 of 1 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Walgreens Boots Alliance, Inc.	April 2012 – Present	Audit (Chair)
Finance
	Experian plc	April 2014 – January 2016
	Royal Mail plc	February 2013 – April 2014
	Logica plc	2010 – 2012

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2017	500	12,379	12,879	$ 1,270,900	$ 600,000	$ 670,900	6.4
2016	500	9,311	9,811	$ 721,403	$ 600,000	$ 121,403	3.6
Net Change	—	3,068	3,068	$ 549,497		$ 549,497	2.8
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
$217,500 ($217,500 in DSUs)

Sophie Brochu, C.M. Age: 53 Bromont, Quebec Canada Director Since: 2011 Independent (1) 2016 Votes for: 99.27%

Sophie Brochu holds the position of President and Chief Executive Officer of Gaz Metro, a diversified energy company. Ms. Brochu is a graduate in Economics from Université Laval in Quebec City where she specialized in the energy field. She serves on the board of Gaz Metro as well as on the boards of Bell Canada and BCE. Ms. Brochu is involved with Centraide of Greater Montreal and is cofounder of 80, ruelle de I’Avenir project, which aims to combat school dropout in the Centre-Sud and Hochelaga Maisonneuve neighbourhoods. Ms. Brochu also serves on the board of La Fondation Lucie et Andre Chagnon. Ms. Brochu is a member of the Order of Canada.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	18 of 19 (96%)
	Audit and Conduct Review	7 of 8 (88%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2010 – Present	Audit
Corporate Governance
	BCE Inc.	2010 – Present	Audit
Corporate Governance

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2017	500	17,014	17,514	$ 1,728,282	$ 600,000	$ 1,128,282	8.6
2016	500	13,971	14,471	$ 1,064,053	$ 600,000	$ 464,053	5.3
Net Change	—	3,043	3,043	$ 664,229		$ 664,229	3.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
$200,000 ($200,000 in DSUs)

13	Bank of Montreal Management Proxy Circular

George A. Cope, C.M. Age: 55 Toronto, Ontario Canada Director Since: 2006 Independent (1) 2016 Votes for: 98.34%

George Cope is President and Chief Executive Officer of BCE Inc. and Bell Canada, leading the transformation of Bell, Canada’s largest communications company, with a competitive strategy of unmatched investment in advanced broadband networks, improved service and new content development. A seasoned Canadian communications executive, Mr. Cope has served in public company chief executive roles in the industry for more than 25 years. He has earned a reputation as an innovative strategist and builder of high-performance teams during his career as CEO with Bell, Telus Mobility and Clearnet Communications. Under Mr. Cope’s leadership, Bell announced the Bell Let’s Talk initiative in 2010, the largest-ever corporate commitment to Canadian mental health. Bell has now committed more than $67.5 million in funding to support mental health research, workplace best practices, care and access initiatives, and high-profile anti-stigma programs such as Bell Let’s Talk Day and Clara’s Big Ride. Mr. Cope holds an Honours Business Administration (HBA) degree from the lvey School of Business at Western University. Mr. Cope has been awarded honorary doctorates by his alma mater and the University of Windsor, and was named lvey Business Leader of the Year in 2013. Mr. Cope was appointed as a Member of the Order of Canada in 2014.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	27 of 27 (100%)
	Governance and Nominating	7 of 7 (100%)
	Human Resources	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2008 – Present	None
	BCE Inc.	2008 – Present	None
	Bell Aliant	2008 – 2014

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2017	9,660	33,435	43,095	$ 4,252,615	$ 600,000	$ 3,652,615	21.3
2016	9,660	29,736	39,396	$ 2,896,788	$ 600,000	$ 2,296,788	14.5
Net Change	—	3,699	3,699	$ 1,355,827		$ 1,355,827	6.8
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
$200,000 ($200,000 in DSUs)

William A. Downe C.M. Age: 64 Toronto, Ontario Canada Director Since: 2007 Non-Independent (1) 2016 Votes for: 99.25%

Bill Downe is Chief Executive Officer of BMO Financial Group, a role he has held since 2007. Mr. Downe serves on the Board of Directors of BMO Nesbitt Burns Holding Corporation and BMO Financial Corp. (both subsidiaries of the Bank). Mr. Downe is a director of ManpowerGroup Inc. and a member of their Executive Compensation and Human Resources Committee. He is currently a member of the Rush University Medical Center Board of Trustees, and is a member of their Development and Compensation and Human Resources Committees. Mr. Downe is a director of Catalyst Inc., a member of their Audit Committee and Chair of Catalyst’s Canadian Advisory Board. In Canada, he is a director on the Board of the Business Council of Canada (BCC) as well as their Governance and Nominating Committee and is currently a director on the Board of St. Michael’s Hospital Foundation and a member of the Campaign Executive for The Campaign for the University of Toronto. Additionally, Mr. Downe served as a Board member of the International Monetary Conference (IMC), and was a member of their Nominating Committee. He is a member of the Economic Club of Chicago. Mr. Downe holds an M.B.A. from the University of Toronto and has received an honorary doctorate from Wilfrid Laurier University. He was recognized by the Woodrow Wilson Center with the Corporate Citizenship award. Mr. Downe was appointed as a member of the Order of Canada in 2016.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	44 of 44 (100%)
	Audit and Conduct Review*	8 of 8 (100%)
	Governance and Nominating*	7 of 7 (100%)
	Human Resources*	9 of 9 (100%)
	Risk Review*	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Manpower Group Inc.	2011 – Present	Executive Compensation & Human Resources

SECURITIES HELD
	Year	Shares (3)	Units (8)	Total of Shares and Units	Total Amount at Risk (5)	Minimum Required (9)	Amount Exceeding Minimum Required (9)
	2017	245,381	528,380	773,761	$ 76,354,735	$ 13,913,550	$ 62,441,185
	2016	249,956	490,645	740,601	$ 54,456,392	$ 13,174,350	$ 41,282,042
	Net Change	(4,575)	37,735	33,160	$ 21,898,343		$ 21,159,143
*	During fiscal 2016, Mr. Downe attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any Committee.

Bank of Montreal Management Proxy Circular	14

Christine A. Edwards Age: 64 Chicago, Illinois United States Director Since: 2010 Independent (1) 2016 Votes for: 98.53%

Christine Edwards is a Capital Partner and chairs the Bank Regulatory Practice Group of Winston & Strawn, an International law firm headquartered in the US. Prior to joining Winston & Strawn in 2003, she was Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley. In those roles she had responsibility for each company’s law, compliance, regulatory and government relations functions. Ms. Edwards is ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; was named an Illinois Super Lawyer from 2008 through 2013 and is listed in The Legal 500. Ms. Edwards serves on the Board of Trustees, Executive and Nominating Committees, and chairs the Audit Committee for Rush University Medical Center, a leading academic medical center in Chicago. Ms. Edwards serves in Washington D.C. on the Leadership Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness. Ms. Edwards received a B.A. in English and Education from the University of Maryland and a J.D., with honors, from the University of Maryland School of Law.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	37 of 37 (100%)
	Governance and Nominating (Chair)	7 of 7 (100%)
	Risk Review	9 of 9 (100%)
	Human Resources	9 of 9 (100%)
	The Pension Fund Society of the Bank of Montreal (Chair) (2)	1 of 1 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2017	3,325	22,336	25,661	$ 2,532,227	$ 600,000	$ 1,932,227	12.7
2016	3,325	18,406	21,731	$ 1,597,880	$ 600,000	$ 997,880	8.0
Net Change	—	3,930	3,930	$ 934,347		$ 934,347	4.7
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
$256,250 ($256,250 in DSUs)

Martin S. Eichenbaum Age: 62 Glencoe, Illinois United States Director Since: 2015 Independent (1) 2016 Votes for: 99.28%

Martin Eichenbaum is the Charles Moskos Professor of Economics at Northwestern University (where he has been a Professor since 1988) and co-director of the Center for International Economics and Development at Northwestern University. He is an International Fellow of the C.D. Howe Institute and a fellow of both the American Academy of Arts and Sciences and the Econometric Society. He is also an Associate of the National Bureau of Economic Research (NBER) and a co-editor of its Macro Annual. He serves on the advisory council of the Global Markets Institute at Goldman Sachs. He recently completed a four year term as co-editor of the American Economic Review. He has served as a consultant to the Federal Reserve Banks of Atlanta and Chicago and the International Monetary Fund. He received a Bachelor of Commerce from McGill University and a Doctorate in Economics from the University of Minnesota.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	28 of 28 (100%)
	Audit and Conduct Review	8 of 8 (100%)
	Risk Review	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2017	500	4,439	4,939	$ 487,381	$ 600,000	$(112,619)	2.4
2016	500	1,722	2,222	$ 163,384	$ 600,000	$(436,616)	0.8
Net Change	—	2,717	2,717	$ 323,997		$ 323,997	1.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
$215,000 ($215,000 in DSUs)

15	Bank of Montreal Management Proxy Circular

Ronald H. Farmer Age: 66 Toronto, Ontario Canada Director Since: 2003 Independent (1) 2016 Votes for: 98.74%

Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based management and holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is a director of Integran Technologies and PowerMetal Technologies. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	35 of 35 (100%)
	Audit and Conduct Review	8 of 8 (100%)
	Governance and Nominating	7 of 7 (100%)
	Human Resources (Chair)	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Valeant Pharmaceuticals International Inc.	2011 – 2016
	Afexa Life Sciences Inc.	October 2011 – December 12, 2011

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2017	5,000	54,167	59,167	$ 5,838,600	$ 600,000	$ 5,238,600	29.2
2016	5,000	48,929	53,929	$ 3,965,399	$ 600,000	$ 3,365,399	19.8
Net Change	—	5,238	5,238	$ 1,873,201		$ 1,873,200	9.4
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
$260,000 ($260,000 in DSUs)

Linda Huber Age: 58 New York, NY United States Director Since: n/a Independent (1)

Linda Huber is Executive Vice President and Chief Financial Officer of Moody’s Corporation with executive responsibility for the corporation’s global finance activities in addition to Moody’s information technology, global communications and corporate services functions, and The Moody’s Foundation. Before joining Moody’s in 2005, Ms. Huber served in several increasingly senior roles in financial services, having served as Executive Vice President and Chief Financial Officer at U.S. Trust Company, a subsidiary of Charles Schwab & Company, Inc.; Managing Director at Freeman & Co.; Vice President of Corporate Strategy and Development and Vice President and Assistant Treasurer at PepsiCo. Ms. Huber also held the rank of Captain in the U.S. Army and during her four years of military service, she received two Meritorious Service Medals and became airborne qualified. Ms. Huber holds an M.B.A. from the Stanford Graduate School of Business and a B.S. (with high honors) in business and economics from Lehigh University.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	N/A	N/A	N/A

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	None		N/A
.

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2017	—	—	—		$ 600,000
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
N/A

Bank of Montreal Management Proxy Circular	16

Eric R. La Flèche Age: 55 Montreal, Quebec Canada Director Since: 2012 Independent (1) 2016 Votes for: 99.27%

Eric La Flèche is President and Chief Executive Officer of Metro Inc., a leading Canadian food retailer and distributor, since April 2008. He joined Metro in 1991 and has held several positions of increasing responsibility, including Executive Vice-President and Chief Operating Officer from 2005 to 2008. Mr. La Flèche holds an M.B.A. from Harvard Business School and a civil law degree from the University of Ottawa. He is involved with several charities in Quebec including Centraide of Greater Montreal, Tel-Jeunes and CHU Sainte-Justine Foundation.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	20 of 20 (100%)
	Risk Review	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Metro Inc.	2008 – Present	None

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2017	5,000	13,343	18,343	$ 1,810,087	$ 600,000	$ 1,210,087	9.1
2016	5,000	10,447	15,447	$ 1,135,818	$ 600,000	$ 535,818	5.7
Net Change	—	2,896	2,896	$ 674,269		$ 674,269	3.4
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
$200,000 ($200,000 in DSUs)

17	Bank of Montreal Management Proxy Circular

Lorraine Mitchelmore Age: 54 Calgary, Alberta Canada Director Since: 2015 Independent (1) 2016 Votes for: 99.33%

Lorraine Mitchelmore is the Former Executive Vice President Heavy Oil for Shell, and Former Shell Canada Limited President and Canada Country Chair. Ms. Mitchelmore has over 30 years’ experience in the international Oil and Gas industry, including areas of risk management, business strategy, operations, and employee health and safety. Prior to joining Shell in 2002, Ms. Mitchelmore worked with PetroCanada, Chevron, and BHP Petroleum. Ms. Mitchelmore holds a BSc in Geophysics from Memorial University of Newfoundland, an MSc in Geophysics from the University of Melbourne, Australia and an MBA from Kingston Business School in London, England. In 2015 Ms. Mitchelmore served as the chair of the United Way Calgary Campaign and the Governor General’s Canadian Leadership Conference.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	23 of 23 (100%)
	Risk Review*	5 of 5 (100%)
	Human Resources*	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
	Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
	2017	500	4,439	4,939	$ 487,381	$ 600,000	$ (112,619)	2.4
	2016	500	1,722	2,222	$ 163,384	$ 600,000	$ (436,616)	0.8
	Net Change	—	2,717	2,717	$ 323,997		$ 323,997	1.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
	$215,000 ($215,000 in DSUs)
*	Effective January 1, 2016, Ms. Mitchelmore was appointed to the Human Resources Committee.
*	Effective April 5, 2016, Ms. Mitchelmore was appointed to the Risk Review Committee.

Philip S. Orsino, O.C., F.C.P.A, F.C.A. Age: 62 Toronto, Ontario Canada Director Since: 1999 Independent (1) 2016 Votes for: 98.32%		Philip Orsino has a B.A. from the University of Toronto and is a Fellow of the Institute of Chartered Accountants. Mr. Orsino retired as the President & CEO of Jeld-Wen Inc., a global integrated manufacturer of building products in March 2014. Until October 2005 Mr. Orsino was the President and CEO of Masonite International Corporation for 22 years which was listed on the TSX and NYSE until a going private transaction in April 2005. He was also formerly the Chairman of the Board of Trustees of University Health Network. Mr. Orsino currently serves on the Boards of The Minto Group, Hydro One Ltd. and Hydro One Inc. He was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award. Mr. Orsino is the author of “Successful Business Expansion: Practical Strategies for Planning Profitable Growth” (published in 1994 by John Wiley and Sons, Inc.) and is a recipient of the Distinguished Business Alumni Award from the Rotman School of Management at the University of Toronto.
	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 11 (91%)	25 of 26 (96%)
	Audit and Conduct Review (Chair)	8 of 8 (100%)
	Governance and Nominating	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Hydro One Limited Hydro One Inc.	August 2015 – Present	Audit (Chair) Nominating, Corporate Governance, Public Policy & Regulatory
	Clairvest Group Inc.	1998 – 2013

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2017	34,394	70,699	105,093	$ 10,370,577	$600,000	$ 9,770,577	51.9
2016	34,386	64,924	99,310	$ 7,302,264	$600,000	$ 6,702,264	36.5
Net Change	8	5,775	5,783	$ 3,068,313		$ 3,068,313	15.4
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
$250,000 ($250,000 in DSUs)

Bank of Montreal Management Proxy Circular	18

J. Robert S. Prichard, O.C., O. Ont., FRSC, F.ICD Age: 68 Toronto, Ontario Canada Director Since: 2000 Independent (1) 2016 Votes for: 95.52%

Robert Prichard is Chairman of the Board of Bank of Montreal, having been appointed to this position effective March 20, 2012. He is the non-executive Chair of Torys LLP, a Canadian law firm. Before joining Torys LLP in September 2010, he served as President and Chief Executive Officer and a Director of Metrolinx. Metrolinx is the regional transportation agency and operator for the Greater Toronto and Hamilton Area. Mr. Prichard also served as President and Chief Executive Officer of Torstar Corporation, a leading Canadian media company from 2002 – 2009. Mr. Prichard is President Emeritus of the University of Toronto where he served as President from 1990-2000 and previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of Metrolinx and Trustee of the Hospital for Sick Children. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada, and a Fellow of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP*	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	37 of 37 (100%)
	Governance and Nominating	7 of 7 (100%)
	Human Resources	9 of 9 (100%)
	Risk Review	9 of 9 (100%)
	The Pension Fund Society of the Bank of Montreal (2)	1 of 1 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Barrick Gold Corporation	December 2015 – Present	None
	George Weston Limited	2000 – Present	Lead Director
Governance, Human Resource, Nominating and Compensation
Environmental, Health and Safety
Pension
	Onex Corporation	1994 – Present	Audit and Corporate Governance

SECURITIES HELD
	Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
	2017	11,500	86,675	97,722	$ 9,687,909	$ 600,000	$ 9,087,909	48.4
	2016	11,500	76,519	88,019	$ 6,472,037	$ 600,000	$ 5,872,037	32.4
	Net Change	—	10,156	9,703	$ 3,215,872		$ 3,215,872	16.0
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
	$580,340 ($580,340 in DSUs)
*	Mr. Prichard was not a member of the Audit and Conduct Review Committee but attended 8 of 8 meetings of such committee.

19	Bank of Montreal Management Proxy Circular

Don M. Wilson III Age: 69 Greenwich, Connecticut United States Director Since: 2008 Independent (1) 2016 Votes for: 99.20%

Don M. Wilson III, a Corporate Director, retired from JP Morgan Chase & Co., a U.S. bank, in 2006 where he had served as the bank’s first Chief Risk Officer. He was also a member of the bank’s Executive Committee and Operating Committee. He serves as director and Vice Chairman of Goodwill Industries of Greater New York and Northern New Jersey, Inc. a non-profit organization. Mr. Wilson’s career experiences at JPMorgan included major divisional management responsibilities in New York, London, and Tokyo in corporate finance, investment banking, and capital markets. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (MBA).

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	37 of 37 (100%)
	Governance and Nominating	7 of 7 (100%)
	Human Resources	9 of 9 (100%)
	Risk Review (Chair)	9 of 9 (100%)
	The Pension Fund Society of the Bank of Montreal (2)	1 of 1 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Ethan Allen Interiors Inc.	2010 – 2013

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2017	13,500	37,457	50,957	$ 5,028,437	$ 600,000	$ 4,428,437	25.1
2016	13,500	32,677	46,177	$ 3,395,395	$ 600,000	$ 2,795,395	17.0
Net Change	—	4,780	4,780	$ 1,633,042		$ 1,633,042	8.1
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2016
$277,500 ($277,500 in DSUs)

(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the standards adopted by the Board as described under the heading “Director Independence” on page 37. Mr. Downe is not independent under the standards as he is an executive of the Bank.
(2)	Effective February 1, 2016, The Pension Fund Society of the Bank of Montreal (“PFS”) transitioned to a new governance structure and Bank board directors ceased to be members of the PFS Board of Directors. Under the new governance structure, the Bank continues to act as sponsor and administrator of the pension plan and the plan’s assets are now held in trust by an institutional trustee.
(3)	“Shares” refers to the number of Shares beneficially owned, or over which control or direction is exercised, by the nominee as at February 6, 2017 and February 8, 2016, the respective information dates of this, and last year’s management proxy circulars.
(4)	“DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plans referenced on page 26 as at February 6, 2017 in respect of 2016 and February 8, 2016 in respect of 2015.
(5)	The “Total Amount at Risk” is determined by multiplying the number of Shares, DSUs and Units held by each nominee as at February 6, 2017 in respect of 2016 and February 8, 2016 in respect of 2015 by the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on each such date ($98.68 and $73.53, respectively).
(6)	“Minimum Required” refers to the minimum value of Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Under the fee structure adopted as of fiscal 2012, non-employee directors are required to hold at least eight times the cash portion of their annual retainer fee in Shares or DSUs. This is equivalent to the amount required under the prior fee structure which required Share and/or DSU holdings of at least six times the annual retainer. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. See page 25.
(7)	“Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by the aggregate of the cash retainer and equity portion of the annual director fee ($200,000 under the current fee structure – see page 25 “Directors’ Compensation and Attendance”).
(8)	“Units” refers to the number of deferred share units under the Bank’s Deferred Share Unit Plan for Executives, and restricted share units and performance share units under the Bank’s Mid-Term Incentive Plan for Executives held by Mr. Downe as at February 6, 2017 in respect of 2016 and February 8, 2016 in respect of 2015. Note that Mr. Downe was not entitled to receive DSUs under the directors’ Deferred Share Unit Plans referenced on page 26.
(9)	Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Executives are required to have an equity stake” on page 77. Requirements are determined as a multiple of base salary reported in Canadian dollars. Mr. Downe’s base salary has been converted into Canadian (“Cdn”) dollars at the average rate of exchange for the fiscal year as follows: for 2016, US$1.00 = Cdn$1.3251 and for 2015, US$1.00 = Cdn$1.2547.
(10)	The market or payout values of vested share-based awards (“DSUs”) not paid out or distributed as at October 31, 2016 using the closing Share price on the TSX on that date ($85.36) were: Jan M. Babiak ($995,468), Sophie Brochu ($1,390,941), George A. Cope ($2,779,236), Christine A. Edwards ($1,829,009), Martin S. Eichenbaum ($324,368), Ron H. Farmer ($4,517,337), Eric R. La Flèche ($1,080,658), Lorraine Mitchelmore ($324,368), Philip S. Orsino ($5,917,753), J. Robert S. Prichard ($7,194,482) and Don M. Wilson III ($3,101,214).

Bank of Montreal Management Proxy Circular	20

Continuing Education and Skills

Continuing Education

All directors are required to continuously advance their knowledge of the Bank’s business, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives.

To assist directors in understanding their responsibilities and updating their knowledge of issues affecting our businesses, we provide directors with an ongoing education program. The Bank’s Governance and Nominating Committee is responsible for (i) overseeing the orientation program for new directors and committee members with respect to their Board responsibilities, the role of the board and its committees and the contribution individual directors are expected to make, and (ii) overseeing the programs for providing continuing education for all directors and committee members.

On an ongoing basis, the Bank provides many opportunities for directors to make site visits, and to read and hear about specialized and complex topics relevant to the Bank’s operations. In particular, directors:

•	receive timely access to comprehensive materials and relevant information prior to each Board and committee meeting;
•	receive regular deep dive presentations on relevant topics, including technology and technological innovation; and
•	have full access to our senior management and employees and participate in our Executives Meet Directors Program.

During the 2016 fiscal year, directors participated in educational sessions and round table sessions and received educational materials on the topics outlined below. They also received quarterly and ad hoc briefings on regulatory developments.

Quarter	Topic	Audience (Board/ Committee)
Q1 2016	Anti-Money Laundering (“AML”) Annual Training	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Inner workings of US Congress, views of upcoming US election and the future of US financial regulation	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Commodities and the Economy	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Alberta’s carbon plan	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	US Regulatory Briefing	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Bank Secrecy Act / Anti-Money Laundering and Sanctions Compliance	Audit and Conduct Review	✓	✓		✓	✓	✓			✓	✓
	Update on International Collaboration on Tax Frameworks	Audit and Conduct Review	✓	✓		✓	✓	✓			✓	✓
	Oil and Gas Review and Stress Test	Risk Review	✓			✓	✓		✓			✓	✓
	Criminal Risk Framework	Joint Audit and Conduct Review and Risk Review	✓	✓		✓	✓	✓	✓		✓	✓	✓

*	attended as a guest of the Audit and Conduct Review Committee

21	Bank of Montreal Management Proxy Circular

Quarter	Topic	Audience (Board/ Committee)
Q2 2016	An Overview of money laundering, terrorist financing and sanctions risks in Global Trade	Audit and Conduct Review	✓	✓		✓	✓	✓			✓	✓
	Corporate Treasury Structural Market Risk Review	Risk Review	✓			✓	✓		✓	✓		✓	✓
	The Office of the Comptroller of the Currency Heightened Standards	Risk Review	✓			✓	✓		✓	✓		✓	✓
	Derivative Products and Exposures	Risk Review	✓			✓	✓		✓	✓		✓	✓
Q3 2016	US Regulatory Briefing	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	AML – An Overview of what modelling means in the context of AML Programs	Audit and Conduct Review	✓	✓		✓	✓	✓			✓	✓
	Overview of Financial Institutions and Hedge Funds Strategy	Risk Review	✓			✓	✓		✓	✓		✓	✓
Q4 2016	An overview of de-marketing / de-risking practices in the context of AML Programs	Audit and Conduct Review	✓	✓		✓	✓	✓			✓	✓
	Changes in the regulatory environment in the context of AML	Audit and Conduct Review	✓	✓		✓	✓	✓			✓	✓
	Transformation Process – Digitisation Update	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Data and Analytics Update	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Executive Compensation Program–Competitive Trends	Human Resources			✓	✓		✓		✓		✓	✓
	Review of Models with Financial Statement Impact	Joint Audit and Conduct Review and Risk Review	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓

*	attended as a guest of the Audit and Conduct Review Committee

Bank of Montreal Management Proxy Circular	22

In 2013, the Governance and Nominating Committee oversaw the implementation of an online director education program (the Board Learning App), developed in conjunction with the Bank’s Institute for Learning, consisting of didactic learning via electronic medium and self-directed learning. Launched in April 2013, this learning application responds to the need for continuous financial industry and risk learning in support of the complex and evolving role of the Board of Directors at the Bank.

The content framework for the learning application consists of five core topic pillars: (1) financial industry (economic services and landscape created by the global management of money); (2) business of banking (the function and work of banks and banking within that landscape); (3) risk (how actions or activities could lead to a loss or an undesirable business outcome); (4) regulatory (how the rules and legislation are created, and enforced in terms of outlining responsibility and/or limiting duties); and (5) products & services (the things developed for and delivered to our customers, and the customers of other financial institutions).

In 2016, directors were provided with the following educational materials related to each of the five content areas. The learning application is updated quarterly with new materials, building on additional topics as they relate to the five core areas, the Bank’s strategic priorities, and select other topics from time to time.

Date Materials Made Available	Topics	Audience
November 2015	• Financial Industry: Cybersecurity Spotlight: Biometrics	All Board members
May 2016

•  Financial Industry: The Renminbi Hubs – Exploring the rise of Renminbi hubs and its significance in the financial industry

•  Business of Banking: Blockchain – Investigating the blockchain and the utilization of distributed ledger technology.

•  Business of Banking: Internet of Things – Examining the growth in the world of internet connected things and the potential opportunities for financial services.

All Board members
October 2016

•  Financial Industry: Evolution of the Chief Data Officer

•  Risk: Brexit: A Risk Management Perspective

•  Products & Services: Marketplace Lending Platform

•  Regulatory: Description of Regulatory Supervisory Ratings

All Board members

The following materials were made available to the full Board through the Board Learning App:

•	Corporate Treasury Review – Liquidity and Funding Management
•	Review of Models with Financial Statement Impact presentation
•	AML De-Marketing and De-Risking
•	Trade-Based Money Laundering Risk Management
•	Modelling in the Context of AML
•	Essentials of Risk Management
•	Risk Reference Library (Supplement to Essentials of Risk Management)

23	Bank of Montreal Management Proxy Circular

Skills Matrix

Non-employee directors confirm their skills and experience in February of each year. The information is used to assess the overall strength and diversity of the Board, as shown below:

Executive Leadership (a)	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Other Board Experience (b)	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
Financial Services (c)	✓			✓	✓	✓	✓					✓
Accounting and Finance (d)	✓	✓		✓	✓	✓	✓		✓	✓	✓	✓
Investment Banking/Mergers & Acquisitions (e)	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
Risk Management (f)	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Human Resources (g)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Responsibility/Sustainability (h)	✓	✓	✓					✓	✓	✓	✓
Legal (i)				✓				✓			✓
Strategic Planning (j)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Retail (k)	✓	✓	✓	✓			✓	✓		✓
Information Technology & Security (l)	✓		✓			✓	✓		✓
Public Policy (m)	✓	✓	✓	✓	✓		✓		✓		✓

(a)	Experience as a senior executive/officer of a publicly listed company or major organization.
(b)	Served as a board member of a public, private or non-profit entity.
(c)	Oversight, advisory or operational experience in the financial services industry other than serving as a director of the Bank.
(d)	Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or U.S. Generally Accepted Accounting Principles and/or International Financial Reporting Standards.
(e)	Experience with investment banking or mergers and acquisitions.
(f)	Knowledge of, and experience with internal risk controls, risk assessments and reporting.
(g)	Experience with benefit, pension and compensation programs (in particular, executive compensation programs).
(h)	Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices.
(i)	Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization.
(j)	Experience in the development and implementation of a strategic direction of a large organization.
(k)	Experience as a senior executive in a major products, services or distribution company.
(l)	Experience or knowledge relating to the information technology and security needs of a major organization.
(m)	Experience in the workings of government and public policy.

Bank of Montreal Management Proxy Circular	24

Directors’	Compensation and Attendance

Directors’ Compensation – Fiscal 2016

Starting in fiscal 2012, the Board adopted a flat fee structure for director compensation. The flat fee structure is simpler to administer and disclose and aligns better with the job of being a director of the Bank. A director’s duty is to be available to assist and represent the Bank 365 days a year. Attendance at meetings is an important part of that but not the whole job. Providing advice outside of meetings, identifying opportunities for the Bank and generally being attentive to the best interests of the Bank at all times, including meeting increased regulatory requirements, are important elements of the role of the director. A flat fee structure better compensates for this responsibility.

Description of fee (a)	Amount
Annual retainer fee (including membership on two committees)	$200,000 ($125,000 in DSUs and $75,000 in cash) (b)
Fee for each additional committee (c) membership in excess of two	$10,000
Fee for each special Board meeting in excess of five per year	$2,000
Fee for each special committee (c) meeting in excess of five per year	$1,500
Chair retainer fees:
Chairman of the Board	$400,000 per year ($150,000 in DSUs and $250,000 in cash) (d)
Audit and Conduct Review Committee	$50,000 per year
Governance and Nominating Committee	$25,000 per year
Human Resources Committee	$50,000 per year
Risk Review Committee	$50,000 per year
The Pension Fund Society of the Bank of Montreal	$15,000 per year
Directors receive a $15,000 annual travel allowance where their principal residence is (i) 2 or more time zones away from Toronto; or (ii) across a border from Canada.

(a)	We only pay non-employee directors. They are also reimbursed for expenses incurred in the course of carrying out their duties as a director.
(b)	Subject to election by directors to take all or a portion of the cash retainer in additional DSUs (Deferred Share Units) or Shares – see below.
(c)	Includes meetings of the board of directors of The Pension Fund Society of the Bank of Montreal.
(d)	Includes the directors’ annual retainer fee and all committee membership fees.

Directors’ Compensation and Required Share Ownership

Each non-employee director must hold at least eight times the cash portion of the annual director retainer in Shares and/or DSUs based on the greater of the following: (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost (for Shares) or value at the time credited (for DSUs). Newly appointed Board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met.

Directors must receive a minimum of $125,000 of their $200,000 annual retainer fee in DSUs. The Chairman of the Board must receive a minimum of $150,000 of his $400,000 annual retainer fee in DSUs. Directors may also elect to take all or a part of the cash portion of their annual retainer in additional DSUs or Shares. This election also applies to any fees for chair retainers and special meetings. For 2016, all non-employee directors who served in fiscal 2016 elected to receive all of their remuneration in DSUs.

Changes to board compensation for 2017

Following a comprehensive review of director compensation in 2016, the Governance and Nominating Committee recommended increasing (i) the annual board retainer to $215,000 from $200,000, with the portion that must be taken as equity rising to $140,000 from $125,000 to further align the interest of the directors and Shareholders, and (ii) each additional committee membership

25	Bank of Montreal Management Proxy Circular

to $15,000 for each membership in excess of one, from $10,000 for each membership in excess of two. No change was made to the Chairman’s retainer. These changes were approved by the Board and came into effect on November 1, 2016.

In recommending the increase to the board retainer, the Governance and Nominating Committee considered a number of factors, including the expanding complexity and geographic footprint of BMO and its business, greater oversight by regulators and the increased direct engagement of BMO directors with these regulators and other stakeholders, board compensation trends and the need to recruit director candidates with top tier expertise aligned with the Bank’s strategic objectives, and the increasing time commitments of BMO directors in the performance of their duties.

Shares and DSUs Owned by Non-employee Directors

February 6, 2017:

•	Total Shares: 84,379
•	Total DSUs: 356,383
•	Total Value of Shares: $8,326,520
•	Total value of DSUs: $35,167,874
•	Total value of Shares and DSUs: $43,494,394

(based on the closing price of Shares on the TSX of $98.68 on February 6, 2017).

As at October 31, 2016, all non-employee directors met the minimum share ownership requirement, except for Mr. Eichenbaum and Ms. Mitchelmore who joined the board on March 31, 2015.

What are Deferred Share Units (DSUs)?

DSUs (or deferred share units) are ownership interests that have the same economic value as Shares. Non-employee directors of the Bank and its subsidiary, BMO Financial Corp., receive DSUs under the terms of their respective DSU plans. The DSUs vest immediately, and accrue dividend equivalents when dividends are paid on Shares. Directors are not paid out their DSUs until they leave the Board and the boards of all Bank affiliates. At that time, they may receive payment for their DSUs in cash or in Shares purchased on the open market.

Directors’ Compensation for Fiscal 2016

The following table sets out compensation paid by the Bank and BMO Financial Corp. to non-employee directors who served as directors during fiscal 2016.

	Board Retainer ($)
Director	Cash ($)	Stock Based Compensation (DSUs) ($)	Chair Retainer ($)		Additional Committee Fees ($)	Travel Fees ($)	Other Fees ($)	Total ($)	Portion of cash fees taken in DSUs (%)	Total DSUs value vested or earned ($) (a)
Janice M. Babiak (b)	75,000	125,000			2,500	15,000		217,500	100	217,500
Sophie Brochu	75,000	125,000						200,000	100	200,000
George A. Cope	75,000	125,000						200,000	100	200,000
Christine A. Edwards (b)(c)	75,000	125,000	28,750		12,500	15,000		256,250	100	256,250
Martin S. Eichenbaum	75,000	125,000				15,000		215,000	100	215,000
Ronald H. Farmer (c)	75,000	125,000	50,000		10,000			260,000	100	260,000
Eric R. La Flèche	75,000	125,000						200,000	100	200,000
Lorraine Mitchelmore	75,000	125,000				15,000		215,000	100	215,000
Philip S. Orsino (c)	75,000	125,000	50,000					250,000	100	250,000
J. Robert S. Prichard (c)	—		400,000	(d)			180,340 (e)	580,340	100	580,340
Don M. Wilson III (b)(c)	75,000	125,000	50,000		$12,500	15,000		$277,500	100	$277,500
Total									Total fees paid in DSUs: 2,871,590 Total fees paid in cash: 0

Bank of Montreal Management Proxy Circular	26

(a)	Includes the value at grant date of compensation paid in fiscal 2016 in the form of DSUs, but does not include dividends paid in fiscal 2016 in the form of additional DSUs on each director’s aggregate DSU holdings accumulated in 2016 and during the course of service as a director.
(b)	Ms. Babiak, Ms. Edwards and Mr. Wilson resigned as directors of The Pension Fund Society of the Bank of Montreal effective January 31, 2016.
(c)	Ms. Edwards was Chair of the board of directors of The Pension Fund Society of the Bank of Montreal and is Chair of the Governance and Nominating Committee. Mr. Farmer is Chair of the Human Resources Committee. Mr. Orsino is Chair of the Audit and Conduct Review Committee. Mr. Prichard is Chairman of the Board. Mr. Wilson is Chair of the Risk Review Committee.
(d)	Includes the director annual retainer fee and all committee membership fees. The Chairman of the Board receives a minimum of $150,000 of his $400,000 annual retainer fee in DSUs.
(e)	Mr. Prichard earned US$135,000 in compensation for serving as a director of BMO Financial Corp. Such amount was paid in US dollars and converted to Canadian dollars for purposes of this disclosure at the rate of exchange at the grant dates of US$1.4530 = Cdn$1.00 at January 15, 2016, US$1.2837 = Cdn$1.00 at April 15, 2016, US$1.2937 = Cdn$1.00 at July 15, 2016, and US$1.313 = Cdn$1.00 at October 17, 2016. Mr. Prichard took this full amount in DSUs.

Compensation from Subsidiaries/Affiliates

From time to time, non-employee Bank directors serve as directors of subsidiaries and affiliates of the Bank. They are paid for their services and reimbursed for travel and other expenses incurred in attending Board and committee meetings. During fiscal 2016, Mr. Prichard was the only non-employee Bank director who was paid for serving as a director of a Bank subsidiary or affiliate. Mr. Prichard was a director of BMO Financial Corp., our U.S. bank holding company. Mr. Prichard took his annual retainer fee of US$135,000 in DSUs, pursuant to a plan offered to directors of BMO Financial Corp.

Non-Officer Director Stock Option Plan

The granting of options under the Non-officer Director Stock Option Plan was discontinued effective November 1, 2003, and formally terminated on August 23, 2016. There are no options outstanding under this plan.

Directors’ Attendance for Fiscal 2016

The table below shows a summary of directors’ attendance for fiscal 2016.

Summary of Attendance of Directors	Board (11 meetings)		Audit & Conduct Review Committee (8 meetings)			Governance & Nominating Committee (7 meetings)		Human Resources Committee (9 meetings)		Risk Review Committee (9 meetings)		The Pension Fund Society of the Bank of Montreal Board of Directors (1 meeting)		TOTAL
	#	%	#		%	#	%	#	%	#	%	#	%	%
BABIAK	11	100	8		100	–	–	–	–	9	100	1	100	100
BROCHU	11	100	7		88	–	–	–	–	–	–	–	–	94
COPE	11	100	–		–	7	100	9	100	–	–	–	–	100
DOWNE (d)	11	100	8		100	7	100	9	100	9	100	–	–	100
EDWARDS	11	100	–		–	7	100	9	100	9	100	–	–	100
EICHENBAUM	11	100	8		100	–	–	–	–	9	100	–	–	100
FARMER	11	100	8		100	7	100	9	100	–	–	–	–	100
LA FLÈCHE	11	100	–		–	–	–	–	–	9	100	–	–	100
MITCHELMORE	11	100	–			–	–	7/7 (a)	100	5/5 (b)	100	–	–	100
ORSINO	10	91	8		100	7	100	–	–	–	–	–	–	97
PRICHARD	11	100	8	(c)	100	7	100	9	100	9	100	1	100	100
WILSON III	11	100	–		–	7	100	9	100	9	100	1	100	100
Average Percentage		99%			98%		100%		100%		100%		100%	99%

Notes

(a)	Effective January 1, 2016, Ms. Mitchelmore was appointed to the Human Resources Committee.
(b)	Effective April 5, 2016, Ms. Mitchelmore was appointed to the Risk Review Committee.
(c)	Mr. Prichard attended all meetings as a guest of the Audit and Conduct Review Committee in 2016.
(d)	Mr. Downe attended meetings as a guest of the respective committee.

27	Bank of Montreal Management Proxy Circular

More Disclosure About our Directors

To the Bank’s knowledge, as at February 6, 2017 or within the last 10 years, no nominee director of the Bank is or has:

(a)	been a director, chief executive officer or chief financial officer of any company (including the Bank):
(i)	subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)	subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	been a director or executive officer of any company (including the Bank), that while that person was acting in that capacity, or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee director, except as follows:

Philip Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until he resigned in March 2008. In April 2008, CFM filed for protection under the Companies’ Creditors Arrangement Act.

Bank of Montreal Management Proxy Circular	28

Corporate Governance

Bank of Montreal embraces high standards of corporate governance, which reflect not only applicable legal and regulatory requirements but also evolving best practices. We believe sound corporate governance is the foundation for responsible business behaviour towards our key stakeholders. For a complete discussion of our corporate governance practices, please refer to our Statement of Corporate Governance Practices starting on page 36.

This section includes reports of the Audit and Conduct Review Committee, the Governance and Nominating Committee, the Human Resources Committee and the Risk Review Committee, summarizing the responsibilities of the committees of the Board and highlighting key accomplishments in 2016.

Report of the Audit and Conduct Review Committee

Members: Philip Orsino (Chair), Jan Babiak, Sophie Brochu, Dr. Martin S. Eichenbaum, and Ron Farmer

The Board has determined that each member of the Audit and Conduct Review Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”) and National Association of Securities Dealers Automatic Quotation System (“NASDAQ”) standards and that Mr. Orsino and Ms. Babiak are “Audit Committee Financial Experts” as such term is defined under SEC rules.

Primary Responsibilities: The Audit and Conduct Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the independent auditor’s qualifications, independence and performance; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics. In addition, the Committee acts as the audit and conduct review committee of certain designated subsidiaries.

2016 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Financial Reporting and Internal Controls

•

Recommended for approval by the Board the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards and related Management’s Discussion and Analysis, financial releases, and the Annual Information Form.

•

Evaluated the appropriateness of the Bank’s accounting and financial reporting and the effectiveness of the Bank’s internal control framework, in keeping with the Committee’s ongoing assessment of the effectiveness of the Bank’s oversight functions.

•	Reviewed the performance of the Chief Financial Officer for fiscal 2016.
•	Approved the Finance function’s budgets and resources for fiscal 2017.

Internal Auditor

•

Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the Corporate Audit function’s budget and audit plan for fiscal 2017, including organizational structure, resource plan and strategic priorities.

•	Reviewed the third party report on Corporate Audit’s adherence to professional standards; such reviews are undertaken periodically as a matter of good governance.

Shareholders’ Auditors

•	Reviewed the independence and performance of the Shareholders’ Auditors, and approved the audit plan for fiscal 2017, including resources and qualifications.
•	Reviewed regulatory expectations of audit committees related to external auditors.

29	Bank of Montreal Management Proxy Circular

•

Conducted an annual assessment of the Shareholders’ Auditors, as recommended by the Chartered Professional Accountants Canada/Canadian Public Accountability Board and the Basel Committee on Banking Supervision relating to audit quality.

Legal, Regulatory and Compliance

•

Reviewed the effectiveness of the key controls through which legal and regulatory risk is managed, including reports on significant legislative and regulatory developments, significant litigation, compliance with banking law and regulatory matters, material transactions with related parties, and the Bank’s whistleblowing regime.

•	Monitored current market issues and legal and regulatory developments having an impact on the Bank’s operations and material correspondence with regulators.
•

Approved: the Committee’s Charter; orientation program for new Committee members; the Compliance function’s mandate, organizational structure, strategic priorities, resource plan and budget for fiscal 2017; the Compliance Risk Appetite Statement; the Corporate Audit mandate; the Volcker Rule Compliance Program; Auditor Independence, Disclosure, and Financial Governance policies; Corporate Policies and Procedures relating to the Anti- Money Laundering, Anti- Terrorist Financing and Sanctions Measures Program; and the Anti-Money Laundering and Sanctions Risk Appetite Statement.

•	Reviewed the performance of the General Counsel, Chief Compliance Officer and the Chief Anti-Money Laundering Officer for fiscal 2016.
•	Recommended the Board’s approval of revisions to BMO’s Code of Conduct; and reviewed the Bank’s Environmental, Social and Governance Report and Public Accountability Statement.
•	Received reports from management regarding its review of the Bank’s regulatory capital ratios; approved the issuance of a related press release to amend the ratios.
•

Reviewed regular reports on Technology and Operations projects, including those related to evolving information security risks and mitigation plans, major Bank projects, risk management and regulatory matters.

•	Reviewed the Anti-Money Laundering annual report, strategy and budget for fiscal 2017.
•	Received presentations on the Bank’s Anti-Money Laundering initiatives including the sanctions program and risk assessment, mandatory reporting requirements, and regulatory developments.

The Committee met routinely in private with each of the Shareholders’ Auditors, Chief Auditor, General Counsel, Chief Compliance Officer and the Chief Anti-Money Laundering Officer without management present. The Committee also held two joint meetings with the Risk Review Committee.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2016. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Philip S. Orsino

Chair

Bank of Montreal Management Proxy Circular	30

Report of the Governance and Nominating Committee

Members: Christine Edwards (Chair), George Cope, Ron Farmer, Philip Orsino, Robert Prichard, and Don Wilson III

Primary Responsibilities: The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board and managing the Bank’s process for orientation and assessment of the Board, Board committees and directors.

2016 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Succession Planning

•	Subsequent to the annual Shareholder meeting held on April 5, 2016, undertook a rigorous search process to identify the new director nominee, Linda Huber.

Director Assessments and Board Composition

•	Evaluated the composition, size, tenure, competencies and skills of the Board, Board committees and Board committee members.
•

Undertook the annual assessment of the effectiveness of the Chairman of the Board, the Board, the Board committee chairs and each Board committee, and reviewed the continued suitability and effectiveness of the current assessment process. With input from the results of this assessment process, developed the annual objectives of the Chairman of the Board and the Committee Chair.

•	Oversaw the process whereby the Chairman of the Board and each Board committee chair developed annual objectives which are used in the above annual assessments.
•	Oversaw the peer review process for all existing directors and reviewed the overall results.
•

Recommended the nominees to stand for election as directors at the Bank’s Annual and Special Meeting of Shareholders and recommended the Board committee members and chairs for appointment, including changes thereto during the year.

•	Performed the 2016 Annual Assessment of the Expertise and Experience of the Human Resources Committee.
•	Assessed the effectiveness of the Bank’s strategy session.

Governance Commitment

•

Reviewed the Bank’s system of corporate governance to ensure compliance with applicable legal and regulatory requirements. For a complete discussion of the Bank’s corporate governance practices, see the Statement of Corporate Governance Practices starting on page 36 of this circular or www.bmo.com/corporategovernance.

•	Assessed the independence, shareholdings and attendance of each director and supervised the assessment of the suitability of directors in accordance with applicable regulations.
•	Monitored the Bank’s practices related to governance against emerging best practices, including Board and Shareholder engagement matters.
•

Continued the development and effective use of the online director education program developed in conjunction with the Bank’s Institute for Learning consisting of didactic learning via electronic medium and self-directed learning.

•	Coordinated issues-based discussions for director education purposes, including in respect of technology and cyber security.
•	Evaluated Shareholder proposals submitted for the Bank’s Annual and Special Meeting of Shareholders.
•

Approved the Bank’s corporate governance documents (including the Board Mandate, the Committee’s and Board committee Charters, Position Descriptions and the Board Approval/Oversight Guidelines and related policy).

•	Reviewed and refreshed the orientation programs for new directors and Board committee members, and monitored the progress of orientation for two new Board members.
•	Reviewed the Bank’s Legal Entity Framework related to subsidiary governance oversight.

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•	Revised the Director Tenure Policy to clarify special circumstances as it relates to waiving term and/or age limits for directors, the Chairman and Committee Chairs.
•	Reviewed and recommended to the Board of Directors that the Non-Officer Director Stock Option Plan (that was discontinued effective November 1, 2003) be formally terminated effective August 23, 2016.
•

Oversaw a program of deep dives related to information technology (including fintech) and information security to support the Board of Directors’ oversight responsibility with respect to technology and strategy.

•	Facilitated full Board discussion on information technology matters, as well as relevant key topics for future meetings.
•	Reviewed and recommended to the Board the Directors’ Conflict of Interest Policy.

Director Compensation

•	Performed the annual review of director compensation, and recommended an increase in director compensation, specific to the annual director retainer.
•	Reviewed and recommended to the Board of Directors an amendment to the Bank’s By-Laws increasing the permitted aggregate remuneration of the directors.

The Committee met at each meeting without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2016. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Christine A. Edwards

Chair

Report of the Human Resources Committee

Members: Ron Farmer (Chair), George Cope, Christine Edwards, Lorraine Mitchelmore (as of January 1, 2016), Robert Prichard, and Don Wilson III

As required by its Committee Mandate, members of this Committee have, or must acquire within a reasonable period of time following their appointment, a thorough understanding of issues relating to human resources and compensation, so they can fully contribute to achieving the Committee’s objectives. The Governance and Nominating Committee completed an annual review of the Committee’s membership in August 2016, and concluded that the Committee has an appropriate level of expertise and experience related to risk management for financial institutions and compensation practices.

Primary Responsibilities: The Human Resources Committee oversees human resources strategies, including compensation and talent management.

2016 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Compensation Oversight and Governance

•

Confirmed that compensation programs are aligned to BMO’s risk appetite framework, with the Financial Stability Board’s Principles for Sound Compensation Practices, and the applicable requirements of OSFI, and other jurisdictions BMO operates in. The Committee worked with the BMO Financial Corp.’s (U.S.) Human Resources Committee to align its compensation programs with the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies.

•

Reviewed changes to compensation plans deemed material by BMO’s control functions (see page 111) with an independent advisor, and concluded that these plans do not encourage excessive or inappropriate risk-taking.

•	Reviewed the performance of the Committee’s independent advisor.
•	Met with shareholder advisors and other representatives of institutional advisors to discuss BMO’s compensation program.

Bank of Montreal Management Proxy Circular	32

CEO and Senior Executive Compensation

•	Reviewed reports on CEO pay for performance and determined that CEO pay is aligned to Bank and individual performance.
•

Assessed the CEO’s performance against his objectives for the past fiscal year, reviewed the assessment with the Board, and recommended his compensation to the independent members of the Board for approval.

•	Reviewed annual performance assessments submitted by the CEO for BMO’s most senior executives and approved their compensation, and the compensation of the heads of other oversight functions.
•	Reviewed goals for fiscal 2017 for the CEO, BMO’s most senior executives and heads of other oversight functions.
•	Approved incentive compensation for BMO Capital Markets and executive top income earners, and reviewed total compensation for other top income earners within the Bank.

Talent and Succession Planning

•	Established new leadership mandates and organization structure for key roles that reflect our growth and the evolution of our customer base.
•

Reviewed and/or recommended Senior Executive appointments and reassignments including some important changes: Darryl White to Chief Operating Officer, Frank Techar to Vice-Chair, Patrick Cronin to Group Head, BMO Capital Markets and Joanna Rotenberg to Group Head, Wealth Management.

•

Completed the annual review of BMO’s senior leadership population and pipeline – including succession plans for the CEO and Senior Executive roles, leadership development commitments and progress against diversity goals and talent strategies for the enterprise.

•	Hosted sessions for all Board Directors to meet with key business leaders.
•

Reviewed results from the annual employee survey to assess employee engagement levels and feedback, and BMO’s competitive position compared to leading companies. The review also included recommendations for key areas of focus.

Strategic Matters

•	Approved updated executive incentive pay metrics for fiscal 2017 to strengthen alignment with BMO’s business strategy, annual goals and good governance.
•	Reviewed the Wealth Management compensation plans and their alignment with the Bank’s risk appetite framework, regulatory changes, market practices and the interests of shareholders.

The Committee met at each meeting without management being present. It also met with our independent compensation advisor without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2016. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Ron Farmer

Chair

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Report of the Risk Review Committee

Members: Don M. Wilson III (Chair), Jan Babiak, Christine Edwards, Dr. Martin Eichenbaum, Eric La Flèche, Lorraine Mitchelmore (as of April 5, 2016), and Robert Prichard

Primary responsibilities: The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk, adherence to risk management Corporate Policies, and compliance with risk-related regulatory requirements.

2016 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Identification, Analysis and Management of Risk

•	Reviewed, and recommended for approval by the Board, the risk appetite framework, including the Risk Appetite Statement and Key Risk Metrics.
•	Reviewed and approved the risk priorities and resource plan of the Bank’s risk management function.
•	Engaged management in in-depth discussions at each Committee meeting on risk management and risk strategies related to key businesses and products.
•

Reviewed and approved the Internal Capital Adequacy Assessment Plan, including enterprise-wide stress test results and the enterprise Economic Capital limits, and monitored the Bank’s quarterly capital position.

•	Considered the results and implications of sector-specific and enterprise-wide stress tests.
•	Reviewed the proposed exposure limits to be delegated to the Chief Executive Officer and recommended approval to the Board.
•

Reviewed the Bank’s credit, market, operational, fiduciary, model, liquidity, funding and reputational risk management processes and its overall enterprise risk management framework, including quarterly attestations.

•	Regularly assessed the Bank’s credit, market, liquidity and funding risk positions against the Risk Appetite Statement and approved exposure limits.
•	Reviewed the quality and performance of the credit portfolio, including watchlist and impaired loans, and the provisions and allowances for credit losses.
•	Discussed top and emerging risks, reviewed performance against Key Risk Metrics and reviewed management action plans.
•	Engaged management in discussion of regulatory expectations and industry best practices in specific risk areas.

Development of, and Adherence to, Risk Management Corporate Policies

•	Discussed and approved risk-related corporate policies, including the risk limits set forth therein, and reviewed management-approved Corporate Standards.
•	Approved, ratified or reviewed exposures that exceeded prescribed risk limits.

Compliance with Regulatory Requirements

•	Periodically engaged regulators in discussions on key risks of the Bank.
•	Reviewed with management regulatory communications and discussed action plans.
•	Approved the Corporate Insurance Program.
•	Approved the Outsourcing Annual Report and reviewed the related Governance Framework.
•	Assessed the Chief Risk Officer’s performance for fiscal 2016 and approved the Chief Risk Officer’s mandate for fiscal 2017.
•	Reviewed and approved (where required) reports and presentations that were provided to satisfy of regulatory requirements.
•	Reviewed the Bank’s Risk Data Aggregation and Risk Reporting (RDARR) framework, implementation progress and management assessment.

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The Committee met regularly in private with the Chief Risk Officer, and in private with the CEO, and also without management being present.

The Committee also held two joint meetings with the Audit and Conduct Review Committee.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2016. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Don M. Wilson III

Chair

35	Bank of Montreal Management Proxy Circular

Statement of Corporate Governance Practices

At a glance

•	Our high corporate governance standards reflect emerging best practices and meet or exceed legal, regulatory, Toronto Stock Exchange (“TSX”), New York Stock Exchange (“NYSE”) and NASDAQ requirements
•	We monitor regulatory changes and best practices in corporate governance to ensure we have leading governance practices

Overview

Good corporate governance is important – to our Shareholders, our customers, our employees, the communities we operate in – and to us. Being clear about our expectations around governance supports ethical conduct and allows us to do a better job running our business, and complying with the laws and standards that apply to us.

Good governance starts with our Board of Directors (“Board”). We get the Board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return. Directors serve on committees that specialize in key areas: audit and conduct review, governance and nominating, human resources, and risk review.

This document communicates our corporate governance practices to you, our Shareholder.

CORPORATE GOVERNANCE SNAPSHOT
Size of the Board	12	Director Tenure Policy	✓
Number of independent directors	11	Directors’ Conflict of Interest Policy	✓
All committee members are independent	✓	Board and committee chair term limits	✓
Directors are elected annually	✓	Director Share Ownership Guidelines	✓
Directors are elected individually (no slate voting)	✓	New Director Orientation	✓
Majority Voting Policy for the election of directors	✓	Continuing Director Development	✓
Annual advisory vote on approach to executive compensation	✓	Regular assessments of the Board and its committees	✓
The roles of Chairman and CEO are separate	✓	Code of Conduct rooted in our values	✓
Policy on Interlocking Directors	✓	Legal Entities Report	✓
Directors cannot hedge their BMO securities	✓	Non-executive directors cannot participate in BMO stock option plans	✓

I. Board Structure

At a glance

•	Our Board’s role is to enhance Shareholder value, through a rigorous approach to accountability, performance and corporate governance
•	Regular assessment of the Board helps ensure it has the appropriate number of members and diverse expertise to make effective decisions
•	The Board annually reviews written position descriptions for the Chairman of the Board (“Chairman”), the Chief Executive Officer (“CEO”), committee chairs, and directors

Role of our Board

The Board provides stewardship, including direction-setting and general oversight of the Bank’s management and operations to enhance Shareholder value. The Board’s Mandate, set out on pages 48 and 49, outlines its general responsibilities. The Board Approval/Oversight Guidelines define its roles and responsibilities, plus those of management and also specify accountability within the Bank. The Bank

Bank of Montreal Management Proxy Circular	36

Act (Canada) requires certain important matters, such as approval of financial statements and dividends, be approved by the Board and not delegated to Board committees.

The Board oversees subsidiary operations and receives and reviews an annual report of the Bank’s legal entity structure and current best practices to assist with this.

The Governance and Nominating Committee defines our approach to corporate governance. This committee reviews our corporate governance framework, guidelines and practices to ensure they meet industry and Shareholder expectations, the regulatory environment, and best practices.

Composition of our Board

The Board considers its size annually, while the Governance and Nominating Committee does so regularly. At the beginning of 2017, there were 12 directors on the Board and the Board has proposed an additional nominee, Linda Huber. Factors that are considered in determining Board size include the ability to ensure a high level of engagement of Board members, a high quality of discussion with management, the calibre and scope of its members’ expertise, and the ability to ensure Board committees have sufficient members and the required expertise. The Board has adopted a written Board Diversity Policy to facilitate more effective governance. In so doing, the Board positions itself to be made up of highly qualified directors whose diverse backgrounds reflect the changing demographics of the markets in which the Bank operates, the talent available with the expertise required, and the Bank’s evolving customer and employee base. A diverse Board helps us make better decisions. The Board Diversity Policy includes the goal that each gender comprise at least one-third of the independent directors, and the Governance and Nominating Committee considers this when undertaking the process of recruiting new Board members. The Board believes a relatively smaller Board size is more effective, while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise. One additional person has been nominated, so the current 12 directors plus the additional nominee, Linda Huber, will stand for election at the 2017 Annual and Special Shareholder meeting. The Board believes the Board’s proposed size of 13 directors will be appropriate and effective. The Board currently has four women directors, representing 36.4% of the 11 independent directors. If Linda Huber is elected, the Board will have five women directors (or 42% of independent directors).

Directors are elected for a term of one year. Between Annual Shareholder meetings, the Board may appoint additional directors. The Board believes that its current membership has the expertise, skills, geographic representation, diversity, and size to make effective decisions and staff Board committees appropriately.

Key Position Descriptions

The Board reviews position descriptions (available on our website) annually for the Chairman, the CEO, committee chairs, and directors. The Board develops the position description for the CEO, with the CEO’s input, which is approved annually by the Human Resources Committee.

II. Independence

At a glance

•	All nominees standing for election at the annual and special meeting of Shareholders are independent and unaffiliated, except William Downe, CEO
•	The independent Chairman allows the Board to operate independently of management and provides leadership to the independent directors
•	In camera sessions, attended only by the independent directors, are held at every Board meeting and every committee meeting

Director Independence

The Board believes that it must be independent of management to be effective. The Board has adopted Director Independence Standards (“Standards”) to assess whether a director is independent. The Standards use criteria from the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators (“CSA”) and NYSE. The Standards are on our website.

The Board, with help from the Governance and Nominating Committee, uses the Standards to assess personal, business, and other relationships and dealings between directors and the Bank and

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between directors and the Bank’s affiliates. The Board considers biographical material, reports, and questionnaires completed by directors as well as Bank records and reports, and information on entities with which the directors are involved. The Board considers these relationships keeping in mind both the importance to the Bank and the importance to, and impact on, the people and organizations with which the director has relationships.

The Board considers a director independent if he or she does not have a material relationship with the Bank or any of its affiliates that could interfere with his or her exercise of independent judgment. Certain relationships (for example, being an officer of the Bank) automatically mean a director is not independent. The threshold for independence is higher for members of our Audit and Conduct Review Committee, as the CSA and NYSE require.

William Downe has a material relationship with the Bank because he is the Bank’s CEO. Under the Bank Act (Canada), the Bank’s CEO must be a member of the Board. All other directors and nominees standing for election to the Board on April 4, 2017 are independent and unaffiliated. The Board’s policies limit the number of inside directors to two.

All members of the Audit and Conduct Review Committee meet the applicable Canadian and U.S. independence requirements for membership on public company audit committees. While the Bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the Board is satisfied that those directors are independent under the Standards.

Information on the director nominees standing for election is on pages 12 to 20, which includes other public company boards on which they serve, the value of their equity holdings in the Bank, and their attendance record for all Board and committee meetings in fiscal 2016.

Board Interlocks and Outside Board Memberships

The Governance and Nominating Committee monitors the outside boards on which our directors serve to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to confirm each director has enough time to fulfill his or her commitments to us. An interlock occurs when two or more Board members are also fellow board members of another public company. The Board has adopted a policy that no more than two directors may serve on the same public company board without the prior consent of the Governance and Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, that committee takes into account all relevant considerations including, in particular, the total number of Board interlocks at that time.

The only Board interlock is between George Cope and Sophie Brochu, who are both directors of Bell Canada and BCE Inc. The Board has determined this relationship does not impair the exercise of independent judgment by these Board members.

The following table sets out interlocking board memberships of the Bank’s directors.

Company Name	Director	Committee Membership (at other public company)
Bell Canada and BCE Inc.	Sophie Brochu	Audit Committee, Corporate Governance Committee
	George Cope	N/A

Independent Chairman

The roles of Chairman and CEO are separate. The Chairman manages the Board’s affairs to ensure that the Board functions effectively and meets its obligations and responsibilities, including responsibilities to Shareholders. The position description for the Chairman, available on our website, sets out the Chairman’s key responsibilities, which include setting Board meeting agendas in consultation with the CEO and chairing all Board meetings.

The Chairman provides leadership to the directors and helps ensure the Board is independent from management. Each Board meeting includes time for independent directors to meet with the Chairman, without management present. Similar meetings also take place outside of Board meetings, discussion at which includes succession planning, risk management and strategy. Every Board committee meeting also has a scheduled session without management present.

The Board has a process for a change in the Chairman. That process is led by the current Chairman or, if he or she is being considered for reappointment, the chair of the Governance and

Bank of Montreal Management Proxy Circular	38

Nominating Committee. The process includes identification of issues facing the Bank, individual consultations with all directors, as well as determination of the most appropriate process for the Board to make a final decision, which may involve deliberation and a vote if there is more than one person with significant support. Under current Bank policies, the normal term for the role of Chairman will be five years with one possible renewal for a maximum of three years.

Other Independence Mechanisms

The Chairman and each committee can engage outside consultants, paid for by the Bank, without consulting management. This helps ensure they receive independent advice as they feel necessary. Also, none of our Audit and Conduct Review Committee members may serve on more than three public company audit committees without Board approval.

III. Orientation and Continuing Education

At a glance

•    New directors learn about our business through one-on-one meetings with the heads of each of our principal business groups

•   The Governance and Nominating Committee is responsible for directors’ continuing education

New Director Orientation

The Governance and Nominating Committee is responsible for orienting and educating new directors. The orientation program’s purpose is to (i) provide new directors with the information necessary to understand the financial industry and board operations; (ii) provide new directors with the historical background of the Bank, including the current issues and opportunities BMO Financial Group is facing; and (iii) facilitate a smooth transition for new directors into their roles as Board members. Upon joining the Board and as soon as possible within the first six months following appointment/election, new directors are provided an orientation by the Chairman of the Board, the chairs of the Board committees (as applicable) and the CEO in order to gain an understanding of the Bank’s history, culture, current status and strategic direction, including how the Bank differs from its peers. New directors also receive orientation material explaining our structure, director governance information, compliance requirements for directors, and corporate policies. The material provided also includes our bylaws, recent public disclosure documents, and agendas and minutes for Board and committee meetings for the preceding 12 months. New directors meet individually with the heads of each of our principal business groups and corporate functions to learn about our business.

Each Board committee also has an orientation program. New Board committee members receive orientation material for each committee on which they serve. New members also have individual meetings with the committee chair and the head of the supporting corporate group, as well as with other senior officers (as applicable).

Continuing Director Development

The Governance and Nominating Committee is responsible for the continuing education and development of our directors. Directors receive presentations on Bank operations throughout the year. They also receive materials and reading recommendations from the Chairman, committee chairs, and the CEO. Topics include corporate governance, executive compensation, financial reporting and strategy, succession planning, key accounting considerations, risk assessment, technology, cyber security and disclosure, and Canadian and U.S. securities law developments. Directors are also encouraged to participate in relevant external education seminars at our expense.

The Governance and Nominating Committee, in conjunction with the Bank’s Institute for Learning, has developed a comprehensive and balanced online director education program consisting of didactic learning via electronic medium and self-directed learning. The Governance and Nominating Committee also coordinates issues-based discussions. Continuing education and development of our directors in 2016 is summarized on pages 21 to 23. Directors identify their specific continuing education needs in discussions with management, the Board and committees. Committee meeting minutes are also provided to all directors who are not on the committee.

In addition, Board dinner sessions are scheduled along with regularly scheduled Board meetings to further our governance objectives by strengthening the collegial working relationship

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among directors and senior management. These dinner sessions are also used to hold educational sessions on important topics for the Bank’s business and strategic direction.

IV. Strategic Planning and Risk Oversight

At a glance

•	Our enterprise-wide strategy is developed by management. The Board oversees the strategic planning process and reviews and approves our strategic plans
•	The annual strategy session provides a forum for directors to give management constructive feedback on strategic plans
•

We are guided by an integrated risk management framework that is embedded in our daily business activities and planning process. The Risk Review Committee of the Board reviews our risk management framework on a regular basis

Strategic Planning

The Board reviews and approves our strategic plans, including key initiatives, opportunities, risks, competitive position, financial projections and other key performance indicators for each of our principal business groups and our technology & operations function.

An annual strategy session helps directors better appreciate planning priorities and progress made on strategic plans. Directors give management constructive feedback on our strategic plans and the strategy session itself. Feedback from directors and management is key to planning the following year’s session. Directors receive updates on the progress of our strategic plans, including those for each principal business group, throughout the fiscal year.

Risk Oversight

Our enterprise-wide risk management framework, approved by the Board, is comprised of a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board or its committees, together with supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of management committees and individual responsibilities. All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board to provide effective guidance for the governance of our risk-taking activities. See pages 34 and 35 for information on the responsibilities of the Risk Review Committee.

Further information on our risk management framework, including the risk oversight responsibilities of the Board and its committees, our risk appetite, risk policies and limits, is set out under the heading Enterprise-Wide Risk Management on pages 79 to 112 of our Management’s Discussion and Analysis for the fiscal year ended October 31, 2016 (available on our website).

V. Ethical Business Conduct

At a glance

•	Our Code of Conduct is rooted in our values and outlines our expectations for ethical behaviour
•	We support an ethical culture by providing an environment where concerns can be raised without fear of retaliation

Code of Conduct and Ethics

BMO’s Code of Conduct is rooted in our values and outlines our expectations for ethical behaviour. The Code applies to all officers, employees and directors and is approved annually by the Board. In addition to mandatory training every year, all officers, employees and directors must confirm that they have read, understood, complied and will continue to comply with the Code. The Chief Ethics Officer is responsible for ensuring that awareness and understanding of ethical business principles are embedded in all aspects of our business and reports to the Audit and Conduct Review Committee on the state of ethical conduct in the organization.

A key element to fostering an ethical culture is providing an environment where concerns can be raised without fear of retaliation. We support this and provide various means for concerns to be

Bank of Montreal Management Proxy Circular	40

raised and grant anonymity if the person raising the concern so wishes. All concerns are investigated and proven breaches of the Code are dealt with swiftly and decisively.

The Board has also implemented whistleblower procedures for officers, employees and other stakeholders to confidentially and anonymously report concerns about accounting, internal accounting controls, or auditing matters. Employees who may be uncomfortable using traditional internal channels can report possible violations through a secure, confidential, and if desired, anonymous online report.

Insider Trading Policies

BMO has controls and safeguards to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. All officers and employees covered by our insider trading policies are required to disclose trading accounts to BMO’s compliance group and ensure that such accounts are maintained in-house. In addition, those officers and employees covered by these policies are required to pre-clear any securities trade with the Bank’s compliance group. BMO’s policies restrict executive officers and certain other employees from personal trading in BMO securities during blackout periods that precede the release of BMO’s financial results. These restrictions are referred to as the BMO Windows Trading Program.

Director Conflict of Interest Policy

To ensure ethical and independent decision-making by the Board, we have a Directors’ Conflict of Interest Policy that provides general guidelines on conflicts of interest and related obligations to the Board should one arise. We also have a protocol to identify and deal with director conflicts of interest. Directors or executive officers with a material interest in a matter do not receive related Board or committee materials, and are not present for any related discussion or vote.

VI. Directors – Becoming a Director, Serving as a Director, Assessment, and Resignation Policy

At a glance

•	Shareholders vote for individual directors – not for a slate of candidates – and directors who do not get a majority of votes must offer to resign
•	Directors must offer to resign if they do not attend at least 75% of meetings of the Board and committees on which they serve
•	The Governance and Nominating Committee uses the results of assessments to recommend the mix of directors, process improvements, and continuing education opportunities
•	Individual directors evaluate the Board, its committees, and each other
•	Directors must hold eight times their annual cash retainer in Shares or deferred share units
•	Directors cannot hedge their Shares or other securities

Becoming a Director – Nomination and Election of Directors

The Governance and Nominating Committee decides what skills and competencies the Board requires, assesses the skills of current Board members and identifies and recommends suitable director candidates, with the assistance of professional search firms as needed. We believe our directors should have the highest personal and professional ethics and integrity and be committed to serving the interests of the Bank, our Shareholders and other stakeholders. The Governance and Nominating Committee assesses the need for skills to manage the Bank’s risks and opportunities. This assessment helps determine if the Board needs new directors. In keeping with the Board’s Diversity Policy, potential candidates are screened for several attributes including ethics and integrity, range of experience, good business judgment, areas of expertise, personal skills and qualities, gender, age, ethnicity and geographic background. The Governance and Nominating Committee also takes into consideration possible conflicts, and the candidate’s ability to devote sufficient time and commitment as a director. The Board has set a goal that each gender comprise at least one-third of the independent directors.

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The policy on majority voting to elect directors is described on page 5. See page 24 for a skills matrix setting out the skills and expertise of each of the nominee directors standing for election at the 2017 Annual and Special Shareholder meeting.

Board Tenure

Non-employee directors on the Board average eight years of service. Service ranges from two years to 18 years.

The Board approved a new approach to its Director Tenure Policy in 2009, as refined in 2011, 2013, 2015 and 2016, to ensure ongoing Board renewal, sustain Board performance, and add expertise. Directors who joined the Board prior to January 1, 2010 may serve until the earlier of when they turn 70 years of age or they have served 20 years. Directors who joined the Board on or after January 1, 2010, may serve until the earlier of when they turn 70 years of age or they have served 15 years. However, all directors will be allowed to serve for at least ten years, regardless of their age. In addition, the Chairman may serve a full five year term as Chairman, regardless of his or her age or how long he or she has been on the Board, and his or her term may be renewed for up to three more years. The Board has also approved term limits for the chairs of its committees – for committee chairs appointed after December 31, 2014, the normal term will be five years with a possibility of renewal for up to three more years. In exceptional circumstances, to further the best interests of the Bank, the Board may on an annual basis decide in individual cases to waive the term and/or age limits stated above for directors, the Chairman and committee chairs.

An officer will resign from the Board when no longer employed by the Bank. However, the Board may request a former CEO to continue as a director for a term not longer than two years.

Expectations and Responsibilities of Directors

Directors must devote sufficient time and energy to their role as a Bank director to effectively discharge their duties to the Bank and the Board. Directors are expected to review meeting materials in advance of meetings to facilitate discussion and to probe and, as appropriate, challenge management, while making informed business judgments and exercising oversight. Board meeting dates are established well in advance and directors are expected to be prepared for and to attend all required meetings. Annually, directors must attend at least 75% of all meetings of the Board and the committees on which they serve or offer to resign at the end of the fiscal year.

Director Compensation

The Governance and Nominating Committee annually reviews and benchmarks directors’ compensation against the Bank’s peer group to ensure it is competitive and consistent with the responsibilities of directors. A flat fee structure was adopted in fiscal 2012 (see page 25 for further information about our director compensation philosophy). Directors’ compensation is disclosed on pages 25 and 26.

The Board approved amendments to the director share ownership guidelines, effective October 25, 2011, in conjunction with the adoption of its flat fee structure. Each non-employee director must hold at least eight times the cash retainer portion of his or her annual fee in either Shares or deferred share units. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. At February 6, 2017, all non-employee directors met the minimum share ownership requirements, except for Mr. Eichenbaum and Ms. Mitchelmore who joined the Board on March 31, 2015. Directors’ current Share and deferred share unit holdings are listed in their respective profiles on pages 13 to 20.

The Board has adopted a policy prohibiting directors, senior executive officers and employees of the Bank from hedging their economic interest in Bank Shares, securities or related financial instruments.

Assessment of the Board, Committees, Directors, and Chairs

Each director annually completes an anonymous Board self-assessment survey, the results of which are compiled confidentially by an outside consultant, and has an annual one-on-one interview with the Chairman. The interview typically covers the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and

Bank of Montreal Management Proxy Circular	42

strategic direction and process. The Board uses a skills matrix (see page 24) to review the skills of directors and the Board as a whole. The matrix outlines skills and experience based on broad categories relating to business and management skills and capabilities.

Each Board committee is separately evaluated through the annual survey. The assessment process is similar to that for the Board. It includes each director’s views on the operation of the committees, the adequacy of information provided to committee members, and agenda planning for committee meetings, taking into account the relevant committee charters.

The annual survey also includes a peer evaluation process for feedback on the effectiveness of individual directors. Every director assesses the contribution of each of their peers relative to the performance standards for the director position description. The results are also compiled confidentially by an outside consultant. The Chairman receives the results of each director’s peer assessment and meets with each director to discuss them.

The Governance and Nominating Committee assesses the Chairman’s performance annually, with input from each director, taking into account the position description. The results are reviewed with the Board and the Chairman.

The contribution and effectiveness of each committee’s chair are assessed annually against their respective objectives and the standards of their respective position description. The Chairman discusses the results with each committee chair individually. The Governance and Nominating Committee monitors and tracks progress of improvement opportunities identified through the self-assessment process.

Resignation Policy

Directors must offer to resign if they:

•	change their principal occupation,
•	fail to receive a majority of votes for election at an uncontested Shareholder meeting, or
•	fail to meet the annual 75% meeting attendance requirement.

The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, unless the resignation is a result of failing to achieve a majority vote at an annual shareholder meeting, in which case it will be accepted absent exceptional circumstances.

VII. Committees of the Board

At a glance

•	The Board’s four committees each consist entirely of independent directors
•	The roles and responsibilities of each committee are set out in formal written charters (available on our website)

The Audit and Conduct Review Committee—oversees the integrity of our financial reporting, the effectiveness of our internal controls (including internal control over financial reporting), disclosure controls and procedures, our compliance with legal and regulatory requirements and the organizational structure, resources and effectiveness of the finance, legal and compliance functions. This committee also reviews and assesses the qualifications, independence, and performance of the Shareholders’ auditors.

It sets standards of ethical business conduct for directors, senior management, and employees and reviews the Bank’s Environmental, Social and Governance Report & Public Accountability Statement. It oversees procedures for complying with self-dealing provisions of the Bank Act (Canada). It also monitors consumer protection measures and procedures for dealing with customer complaints, plus the use and disclosure of personal customer and employee information.

In addition to being independent, each member of the Audit and Conduct Review Committee is financially literate, as defined in CSA, SEC, and NYSE rules or standards. Jan Babiak and Philip Orsino are Audit Committee Financial Experts as defined by SEC rules. Definitions of “financially literate” and “Audit Committee Financial Experts” are found in the Audit and Conduct Review Committee Charter (available on our website).

See pages 29 and 30 for a report on this committee’s membership and activities in 2016. Additional Information respecting this committee is set out in our 2016 Annual Information Form under “Audit and Conduct Review Committee Information”.

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The Governance and Nominating Committee—develops governance principles and guidelines for the Bank. It identifies and recommends candidates for election or appointment to the Board, and reviews our process for orienting and assessing the Board, its committees, and directors. This committee also reviews Shareholder proposals and recommends appropriate responses. Each year, the Governance and Nominating Committee reviews all Board committee charters, position descriptions, and the Board’s mandate to confirm that they meet all regulatory requirements and best practices.

See pages 31 and 32 for a report on this committee’s membership and activities in 2016.

The Human Resources Committee—helps the Board fulfill its oversight duties for the appointment, evaluation, compensation and succession planning of the CEO and other senior executives. It oversees the Bank’s strategy for attracting, retaining and developing high quality leaders at all levels with the capabilities to execute the Bank’s strategic goals. This committee has oversight over the philosophy and principles of compensation programs, the design and application of material compensation programs, and share ownership guidelines. This committee is responsible for overseeing that the Bank’s material compensation programs meet the Bank’s compensation principles and risk profile and do not encourage excessive risk-taking.

The Human Resources Committee works with a full-time executive responsible for talent strategies. It annually reviews succession planning for the CEO and all senior executives. This includes a thorough review of potential successors’ capabilities and development plans. This committee also annually reviews the in-depth talent and succession report for the entire executive group. This assessment, which includes roundtable talent assessments of the Bank’s executives, also details the current and projected leadership demographics, vacancy risks and capabilities and readiness of the successor pool. This committee also reviews detailed reporting on the profile, capabilities and development planning of the Bank’s emerging leaders against the projected executive needs of the Bank. In addition, the Human Resources Committee assesses the enterprise’s culture, including our progress against our diversity, inclusion and employee engagement strategy and representation goals for women, people with disabilities, visible minorities, Aboriginal people, the LGBTQA community and other groups.

See pages 32 and 33 for a report on this committee’s membership and activities in 2016.

The Risk Review Committee—helps the Board perform its oversight duties for identifying and managing risk and complying with risk-related regulatory requirements. At least annually, this committee reviews and recommends to the Board the Bank’s Risk Appetite Framework. The committee also reviews the organizational structure, resources and effectiveness of the risk management function, management’s evaluation of the performance of our risk rating systems, and the effectiveness of our systems for calculating risk-based capital requirements. In addition, it reviews and, as applicable, approves our risk management corporate policies, reviews and/or ratifies transactions involving a material amount of risk and recommends to the Board the limits and risk-taking authority to be delegated to the CEO.

See pages 34 and 35 for a report on this committee’s membership and activities in 2016.

VIII. Communications and Shareholder Engagement

At a glance

•	The management Disclosure Committee oversees the timely public release of material information about the Bank
•	Internal controls and procedures ensure material information is effectively communicated internally
•	Our Shareholder Engagement Policy (available on our website) promotes open dialogue and the exchange of ideas with Shareholders

The Audit and Conduct Review Committee reviews and approves the Disclosure Policy every other year. The policy covers the timely distribution of all material non-public information. It sets out guidance for determining material information and ensures proper (non-selective) disclosure and wide distribution of material information.

The Disclosure Committee consists of members of senior management including the Chief Financial Officer (“CFO”), who chairs it. This Committee reviews all annual and interim filings and oversees the timely public release of material information about the Bank. The CFO and General Counsel together decide what information is material and therefore publicly disclosed.

Bank of Montreal Management Proxy Circular	44

We have a rigorous attestation process to support the certifications by the CEO and the CFO on the adequacy of our financial disclosure. Our most senior executives must make representations (quarterly and annually) to our Chief Accountant. This includes declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes. The representations are specific to the executive’s area of responsibility.

Our Shareholder Engagement Policy encourages open dialogue and the exchange of ideas with our Shareholders. We communicate with Shareholders and other stakeholders through various channels, including our annual report, management proxy circular, annual information form, Environmental, Social and Governance Report & Public Accountability Statement, Corporate Responsibility Report, quarterly reports, news releases, website, industry conferences and other meetings. In addition, our quarterly earnings call is open to all, and features a live webcast and question and answer period. We also hold our annual meeting of Shareholders, with a live webcast, so all our Shareholders can participate. In addition, our website provides extensive information about the Board, its mandate, the Board committees and their charters, and our directors.

Feedback from institutional Shareholders comes from one-on-one or group meetings, and by email or telephone from retail Shareholders, in addition to regular informal interactions on specific questions between our Investor Relations department and Shareholders. Every two years, our Chairman hosts a luncheon with our largest institutional Shareholders, without BMO management present. Our Investor Relations and Corporate Secretary’s departments reply promptly to Shareholder concerns and take appropriate action. The Board believes these procedures reflect best practices in Shareholder engagement.

To communicate directly with the Board, Shareholders can use the contact details below, in item XIII., “Contacting our Board”.

IX. Succession Planning for Senior Management

The Board is responsible for appointing the CEO and other members of senior leadership; monitoring senior leadership’s performance, goals, assessments and rewards; developing, reviewing and monitoring the CEO succession plan; and reviewing at least yearly the succession strategy for all other senior leadership positions.

The Human Resources Committee reviews BMO’s senior leadership pipeline every year and has developed succession plans for the CEO and other senior executive roles.

X. Gender Diversity in Senior Management

As part of the Bank’s leading talent practices, we work to ensure diversity in our succession slates (which include three potential successors for every executive position), as well as in candidate slates for all open executive officer positions. To monitor our progress on the advancement of women and develop a healthy pipeline of female talent, we also:

•	Identify top talent and implement development plans for high-potential women
•	Monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders at monthly talent roundtable meetings with senior leaders
•	Through a sponsorship program, connect female talent with senior leaders to accelerate the development and advancement of high-potential women
•	Identify and remove barriers that women commonly encounter in their careers to provide access to leadership and development opportunities

In 2012 we set an ambitious enterprise goal of 40% representation of women in senior leadership positions (including the executive and managing director levels) by 2016, which we have achieved. Our vision to 2020 is to sustain continued progress with an approach of equitable representation for both men and women across senior leadership ranks, across business groups (a minimum of 40% men or women in each business group). Our gender diversity representation goals do not explicitly focus on our executive officer positions; however, our overall company goal creates a healthy feeder pool that supports planning and succession strategies at the most senior levels of the Bank. This focus allows us to ensure the continued growth of women among our senior leadership ranks. As of October 31, 2016, 4 out of 16 (or 25%) executive officer positions, as well as the position of Chief Auditor, were held by women.

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XI. Compliance with Stock Exchange Standards

Our Shares are listed for trading on the TSX as well as on the NYSE. We are classified as a ‘foreign private issuer’ under the New York Stock Exchange Listed Company Manual (“NYSE Rules”) and because certain of our other securities are listed on the NASDAQ, under the Nasdaq Stock Market Rules (“Nasdaq Rules”).

We are therefore permitted to follow home country practice instead of certain governance requirements set out in the NYSE Rules or the Nasdaq Rules, respectively, provided that we disclose any significant differences between our governance practices and those required to be followed by U.S. domestic companies under the NYSE Rules or the Nasdaq Rules. Further information regarding these differences is available on our website at www.bmo.com/home/about/banking/corporate-governance/select-documents.

XII. Additional Governance Information

This statement refers to documents on our website at www.bmo.com/corporategovernance. Print copies are available to Shareholders free of charge who ask the Corporate Secretary’s department at:

Bank of Montreal

21st Floor, 1 First Canadian Place

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785 Fax: (416) 867-6793

Email: corp.secretary@bmo.com

Financial information about us is in our consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2016. Copies of these reports are available from the Corporate Secretary’s department at the address above. This (and other information about the Bank) is available on our website, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC website at www.sec.gov/info/edgar.shtml.

Documents available on our website or from our Corporate Secretary’s department include:

•	Our Code of Conduct
•	The Board Mandate and charters for each of the Board’s committees
•	Position descriptions for each of the Chairman, the committee chairs and the directors
•	Director Independence Standards
•	Statement of Corporate Governance Practices
•	Shareholder Engagement Policy
•	Board Diversity Policy
•	Environmental, Social and Governance Report & Public Accountability Statement
•	Director Conflict of Interest Policy

XIII. Contacting our Board

Shareholders, employees and other interested parties may communicate directly with the Board through the Chairman, by writing to:

Chairman of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A1

Email: board.directors@bmo.com

Bank of Montreal Management Proxy Circular	46

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Board Mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board Mandate and such other duties as necessary or appropriate, including:

1.   Culture of Integrity

1.1	approving and monitoring compliance with BMO’s Code of Conduct; and
1.2	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.   Governance

2.1	providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;
2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5	evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;
2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7	overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

3.   Strategic Planning Process

3.1	overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, levels of capital and liquidity, emerging trends, and the competitive environment in the industry;
3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3	reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and
3.4	reviewing and approving all major initiatives, corporate decisions and transactions, as well as applicable funding transactions.

4.   Risk Management, Internal Controls and Organizational Structure

4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	reviewing and approving at least annually the Risk Appetite Framework (as defined in the Risk Review Committee charter);
4.3	monitoring risk management activities for sufficient independence, status and visibility;
4.4	reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;
4.5	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;

Bank of Montreal Management Proxy Circular	48

4.6	reviewing reports provided by management on the effectiveness of internal control over financial reporting;
4.7	reviewing and approving at least annually the Bank’s organizational structure; and
4.8	satisfying itself, to the extent feasible, that the Chief Executive Officer and other executive officers promote an appropriate and sound risk culture throughout the organization.

5.   Communications and Public Disclosure

5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2	approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;
5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4	overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.   Evaluation and Succession Planning

6.1	overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;
6.2	establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;
6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, and reviewing the independence of directors; and
6.4	establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7.   Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at January 31, 2016, and other than “routine indebtedness” (as such term is defined in securities legislation) and as set out below, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by current and former directors, director nominees, executive officers and employees of the Bank and its subsidiaries and their respective associates, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries.

We do not make personal loans to our directors and executive officers, as the United States Sarbanes-Oxley Act of 2002 defines these terms, except if the loans meet the requirements of this law. We are not required to disclose routine indebtedness as Canadian securities laws define it.

The following table presents the indebtedness of each individual who is, or was during the most recently completed fiscal year, a director or executive officer of the Bank, each proposed nominee for election as a director of the Bank, and each associate of any such person, except for routine indebtedness as defined in securities legislation and indebtedness that has been entirely repaid at the date of this circular.

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Name and principal position	Involvement of Bank or Subsidiary	Largest amount outstanding during fiscal year ended October 31, 2016 ($)	Amount outstanding as at January 31, 2017 ($)	Financially assisted securities purchases during fiscal year ended October 31, 2016	Amount forgiven during fiscal year ended October 31, 2016 ($)
Surjit Rajpal	BMO Harris Bank, N.A. (lender)	US$1,119,415.17	US$1,049,703.93(a)	—	0
Connie Stefankiewicz	Bank of Montreal (lender)	$1,564,067.05	$1,519,634.96(b)	—	0

(a)	Mortgage loan secured by the residence, with fifteen year term from July 2015, and bearing interest at a fixed rate of 3.375%.
(b)	Mortgage loan secured by the residence, with a five year term from June 2014, and bearing interest at a fixed rate of 2.97%.

Total Indebtedness

The following table shows the aggregate indebtedness outstanding at January 31, 2016 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes “routine indebtedness” as such term is defined in securities legislation.

Purpose	To us or our subsidiaries ($)
Other	$31,788,914.05

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, directors’ and officers’ liability insurance. The insurance covers individual directors and officers in circumstances where the Bank does not, or is not permitted, to, indemnify its directors and officers for their acts and omissions. This policy has a limit of $300,000,000 per policy year, no deductible and the annual premium is approximately $1.4 million.

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Shareholder Proposals

Mouvement d’Éducation et de Défense des Actionnaires (“MÉDAC”), 82 Sherbrooke Street West, Montreal, Québec, H2X 1X3 submitted the following proposals. An English translation and MÉDAC’s supporting comments, in italics, are set out in full below.

Proposal No. 1

Not submitted to a Shareholder vote

Withdrawal from Tax Havens

It is proposed that the Board of Directors adopt a policy of withdrawal from tax havens1 or “low tax jurisdictions”.

In April 2016, the Panama Papers attracted plenty of media attention. They referred to internal documents of Mossack Fonseca, a law firm established in Panama with offices throughout the globe and among the largest creators of shell companies in the world.

According to its latest annual report, the Bank of Montreal has branches in Barbados and Luxembourg.

Although not illegal, tax avoidance is immoral.

Here are a few numbers2 that properly illustrate the scale of tax avoidance in Canada:

•	$300 billion Estimated wealth accumulated by Canadian individuals in tax havens according to a study published in 2014 by the economist Gabriel Zucman;

•	$6 billion Estimated annual loss of tax revenues for Canada;

•	$800 million Estimated annual loss of tax revenues for Québec.

We are well aware that the presence of the Bank in tax havens benefits not only the Bank but also its shareholders: by reducing its tax liability, the Bank generates more profits that translate into healthy dividends for its shareholders. Is it possible to quantify the additional amount of dividends paid that results from the Bank’s presence in tax havens and tax avoidance? Surely a large number of shareholders would be willing to sacrifice such additional income in order to live in accordance with their values and invest in a financial institution committed to paying its fair share of tax? All of these issues, including that of the risk incurred, should be formally addressed by the Bank in its documentation, including its CR report.

Therefore, it is proposed that the Board of Directors adopt a policy of withdrawal from such tax havens or “low tax jurisdictions”.

THE BOARD OF DIRECTORS’ POSITION ON THE PROPOSAL IS SET OUT BELOW.

The Bank has a robust anti-money laundering, anti-terrorist financing and sanctions measures (collectively “AML”) compliance program that includes an AML Policy, as well as a mature, enterprise-wide compliance program, all of which reflect sound practices. The Bank’s operating groups are required to know the customers with whom they conduct business, the products and channels they use, and the jurisdictions to which they have connections, as essential components to assessing a customer’s risk and taking appropriate measures in response to the identified risk. In addition, the Bank complies fully with Canadian and

[1]	Tax havens or secrecy jurisdictions as defined, notably, in the Financial Secrecy Index of the Tax Justice Network: http://www.financialsecrecyindex.com/

[2]	http://www.lapresse.ca/le-soleil/affaires/actualite-economique/201605/06/01-4978965-panama-papers-le-fisc-quebecois-sort-les-crocs-contre-la-banque-royale.php [available in French only]

Also, more recently, the Bahama Leaks shook the Canadian banking sector: http://ici.radio-canada.ca/nouvelles/International/2016/09/21/012-banques-canadiennes-bahamas-leaks-rbc-cibc-scotia.shtml [available in French only]

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foreign tax laws in force today. We monitor applicable tax-related developments both domestically and internationally and follow the guidance of the tax authorities in all jurisdictions in which we operate.

The Bank earns trust by managing its business responsibly and upholding the highest standards of governance. This means not only meeting regulatory commitments, but also acting in accordance with high standards of business conduct. In addition to our regulatory requirements, the Bank has clear expectations for ethical behaviour that are outlined in BMO’s Code of Conduct (the “Code”). The Code is approved by the Board of Directors and is rooted in BMO’s values of integrity, empathy, diversity and responsibility. Every year, all directors and employees are required to confirm that they have read, understood, complied with and will continue to comply with the Code.

Of note, our 2016 Environmental, Social and Governance Report (the “ESG Report”) sets out the issues identified as most material to our stakeholders. In 2016 we engaged a third party to conduct surveys and panels with regional stakeholders from North America, Europe and Asia. The stakeholders were asked to rank the material issues identified through the materiality process undertaken the previous year. Business conduct was first or second in importance in all three regions. Participants told us that the financial sector as a whole is still recovering from the financial crisis and that banks need to continue to rebuild trust. Participants suggested practices that would improve business conduct and our ESG Report addresses their recommendations. While tax policy was not among their recommendations, the Bank will include in its ESG Report going forward enhanced disclosure on this topic.

For these reasons, the Board is satisfied that the Bank is operating in a socially and ethically responsible manner and with due regard to risk, which includes reputational risk.

As agreed with MÉDAC, this proposal is not being submitted to a Shareholder vote.

Proposal No. 2

Not submitted to a Shareholder vote

Uberization of Financial Services

It is proposed that the Board of Directors create a New Technology Committee in order to reassure shareholders as to its ability to address these new challenges, including those created by fintech companies.

Since the early 2000s and the development of Internet, consumption patterns have drastically changed. New technologies have created an environment in which innovation is the norm and such evolution inspires new ideas based on technology. Businesses like Amazon, Netflix, Airbnb and UberX are now giants for one very simple reason: they offered consumers a new way of consuming. They managed to circumvent traditional commercial barriers and more importantly traditional businesses, which are often trapped in an outdated operating mode.

While the digital revolution has transformed several business sectors, others have only very recently been affected, as they were heretofore protected by a specific regulatory environment. Such is the case of the financial sector which has now been hit full blown by such digital revolution.

Today, the financial industry’s business model is severely impacted by what are commonly referred to as “fintech companies”, i.e. financial technology companies. Such companies all have one thing in common: they want to reach their customers by proposing new relationship models. They do not offer the entire range of traditional services of such institutions, but only one or a few of them, in respect of which they offer a technical evolution. They are found in almost all fields of finance: on-line financial services, personal finance management, mobile payment, money transfers, financial management, credit, insurance.

It is imperative that the Board of Directors create a specific committee of the Board to deal not only with security but also with competition issues raised by new technologies, and propose strategies to the Board to ensure that the Bank embraces this new paradigm of development. If no such committee is created, we express deep concerns about the development of traditional Canadian banks in such context and the long term value of our investment.

Bank of Montreal Management Proxy Circular	52

THE BOARD OF DIRECTORS’ POSITION ON THE PROPOSAL IS SET OUT BELOW.

Our full Board is engaged, as a committee of the whole, in the ongoing review and approval of the Bank’s strategic priorities, which are listed on page 56. The Board and management recognized that since technology plays such a crucial role in driving overall performance that in the latest refinement of the Bank’s strategic priorities, we brought it to the foreground — making it a priority in its own right.

Technology has long been a key enabler of BMO’s success — from our pioneering use of automated cheque processing, to the first real-time network connecting branches across Canada. We didn’t just recently awaken to the power of organized, readily available information — it has been core to our operating discipline. Today we continue to lead with innovations that make life easier for our customers — such as SmartFolio, digitally-enabled Smart Branches, or our new corporate MasterCard with biometric security features — a first in North America. Management and the Board believe our ongoing collaboration with innovative fintech and other technology companies who complement our own thinking is an opportunity to accelerate our business strategy.

Page 24 sets out specific categories of skills and experience of the Bank’s directors. The Board has several members with experience or knowledge related to the information technology needs of a major organization, knowledge that is shared and called upon frequently during Board and committee meetings, as well during roundtable discussions outside of Board meetings.

For these reasons, the Board is satisfied that there is no requirement for a specific technology committee, as the full Board, a committee of the whole, is highly engaged in addressing these new challenges, including those created by fintech companies.

As agreed with MÉDAC, this proposal is not being submitted to a Shareholder vote.

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Message from the Chair of the Human Resources Committee

Bank of Montreal’s vision is to be the bank that defines great customer experience, and we begin fiscal 2017 – our 200th year in business – in a position of strength.

Earnings were at record levels in 2016: reported net income and earnings per share were both up 5%, adjusted net income and earnings per share were both up 7%, and there was real progress on expense management. BMO Capital Markets had strong results, and the Personal and Commercial Banking business had solid organic business growth in both Canada and the U.S.

BMO ended the year with a strong balance sheet, in spite of the continuing weakness in commodity prices and slower economic growth in certain regions. We also delivered value to shareholders: our one-year and three-year total shareholder return outperformed the corresponding averages of our Canadian bank peer group and the overall market return in Canada. Dividends paid were $3.36 per share, up 5% from 2015.

At the same time, the Bank made great progress on its strategic priorities, improving the customer experience, focusing on efficiency through technology innovation, process enhancement and increased digitalization across channels, while continuing to strengthen risk management across the entire organization. These results are a direct reflection of the performance of our people and their commitment to our success.

The Human Resources Committee has responsibility to ensure that the Bank has strong leaders who can motivate and focus our diverse workforce on delivering for our customers. We have made changes over the past few years to position our next generation of leaders. This year was no different and included some important appointments: Darryl White was appointed Chief Operating Officer, Frank Techar was appointed to Vice-Chair, and we added senior leadership to BMO Capital Markets with the appointment of Patrick Cronin, Group Head, BMO Capital Markets and to the Wealth Management business through the appointment of Joanna Rotenberg as Group Head, Wealth Management. Our employee engagement scores remain higher than the average of North American and global financial institutions, as measured in 16 categories including innovation, customer focus, inclusion and confidence in senior leadership. BMO is also recognized for its commitment to diversity, and this year it reached an important milestone of 40% women in senior leadership roles, leading the way among Canada’s chartered banks.

The Committee also has a responsibility to make sure executive compensation is linked to achieving the Bank’s goals. BMO has a rigorous annual business planning process that includes setting annual goals that are tied to our mid-term financial targets and consider relevant economic and company-specific factors. The annual goals are challenging, in keeping with our philosophy of setting a high bar, and incentive pool funding is calculated based on a range of performance results both above and below these annual goals – you can read about this year’s results on page 83.

We are pleased with these results and the Bank’s progress under Mr. Downe’s leadership. He is the most experienced CEO among the Canadian banks and he continues to deliver strong results. His incentive awards are based on long-term value creation (84% of his variable pay), largely driven by our three-year relative total shareholder return versus Canadian banking peers, and on annual operating goals for the Bank (16% of his variable pay). As a result, his total direct compensation for 2016 is $10.6 million 1.2% higher than his target. His medium-and long-term incentives were calculated at 102% of target and his short-term incentive was calculated at 99% of target. Mr. Downe’s salary is paid in U.S. dollars for historical reasons, and to offset the impact that the strong U.S. dollar had on his 2016 total compensation, the Committee made a reduction to his cash incentive. You can read more about Mr. Downe’s compensation for 2016 starting on page 87.

The Committee welcomes feedback from shareholders, and I am happy to report that approximately 93% of shareholders voted favourably in last year’s say on pay vote. We also met with investors and industry groups this year to hear their views first hand. We conducted an extensive review of key areas of our compensation program and completed a formal review of the wealth compensation plans, and the Committee is comfortable BMO’s approach to executive compensation is well balanced and appropriate – Bank results, compensation for executives and financial returns to shareholders are all strongly connected in a way that does not encourage or reward inappropriate risk-taking.

On behalf of the Committee, I would like to thank you for your continuing confidence in us.

Sincerely,

Ron Farmer

Bank of Montreal Management Proxy Circular	54

Compensation Discussion and Analysis

2016 OVERVIEW

BMO posted strong results in 2016, delivering record results and performance that was competitive against its peers.

2016 results (a)

Reported net income: $4.6 billion (up 5%)

Adjusted net income: $5.0 billion (up 7%)

Reported earnings per share: $6.92 (up 5%)

Adjusted earnings per share: $7.52 (up 7%)

Reported revenue, net of CCPB (b): $19.5 billion (up 8%)

Adjusted revenue, net of CCPB (b): $19.6 billion (up 8%)

Reported return on equity (c): 12.1%

(down 40 basis points)

Adjusted return on equity (c): 13.1%

(down 20 basis points)

1-year TSR (d): 17.0%

3-year TSR (d): 9.9% annualized

In 2016, BMO’s reported net income was $4,631 million, up $226 million or 5% from 2015. Adjusted net income was $5,020 million, up $339 million or 7%. EPS was $6.92, up $0.35 or 5% from 2015. Adjusted EPS was $7.52, up $0.52 or 7% from 2015. Our five-year average annual adjusted EPS growth rate was 8.2%, in line with our medium-term objective of achieving average annual adjusted EPS growth of 7% to 10%. Our reported and adjusted revenue and net earnings per share growth were stronger than the Canadian bank peer group average, reflecting good performance. On a net revenue basis, reported operating leverage was positive 1.1% and adjusted operating leverage was positive 2.1% year over year, in line with our medium-term objective of generating above 2% average annual adjusted net operating leverage and our ongoing

As BMO marks the start of its 200th year in business, it has never been better positioned. Results this year reflect the Bank’s strong and diversified business model, the role technology is playing in differentiating our offering and customer experience, and our work toward making the Bank faster and more efficient as it delivers ever-increasing value.

focus on improving efficiency by driving revenue growth and maintaining disciplined cost management.

(a)	Adjusted measures are non-GAAP as discussed more fully on page 33 of the Bank’s 2016 Annual Report. Adjusted net income, adjusted earnings per share and adjusted return on equity exclude the after-tax impact of restructuring costs ($132 million in 2016), the amortization of acquisition-related intangible assets ($124 million in 2016), acquisition integration costs ($71 million in 2016) and a cumulative accounting adjustment related to foreign currency translation that largely impacted prior periods ($62 million in 2016). Adjusted revenue, net of CCPB, excludes the pre-tax impact of a cumulative accounting adjustment related to foreign currency translation that largely impacted prior periods ($85 million in 2016). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results which may facilitate analysis of trends, as well as comparisons with our competitors.
(b)	Calculated as revenue net of insurance claims, commissions and changes in policy benefit liabilities (“CCPB”).
(c)	Return on common shareholders’ equity (“ROE”) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.
(d)	The average annual total shareholder return (“TSR”) is calculated using the closing share price on October 31, 2016 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks, excluding BMO.

55	Bank of Montreal Management Proxy Circular

Net income growth was affected by higher provisions for credit losses and a higher effective tax rate relative to 2015. Reported net revenue and pre-provision, pre-tax profit (“PPPT”) growth was consistent with peers. On an adjusted basis, there was stronger growth relative to Canadian bank peers in both net revenue and PPPT, which is a reflection of good core operating performance.

Canadian P&C reported net income of $2,207 million increased 5% due to continued revenue growth as a result of higher balances and increased non-interest revenue. U.S. P&C reported net income was $1,081 million, up 30%, and adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $1,131 million, up 28%. On a U.S. dollar basis, U.S. P&C reported net income of $817 million increased 24% and adjusted net income of $854 million increased 22%, primarily due to the acquired BMO Transportation Finance business and organic growth. Wealth Management reported net income was $762 million, compared to $850 million a year ago and adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $863 million, compared to $955 million a year ago, largely due to the prior year benefit of a gain on sale, as well as the write-down of an equity investment net of a gain on its subsequent sale in 2016, and lower insurance results. BMO Capital Markets had strong results with reported net income up 23% to $1,268 million, and revenue exceeding $4 billion.

Our five-year average annual adjusted return on equity (“ROE”) of 14.3% was below our target of 15% or more. Increased capital expectations for banks internationally negatively impact ROE, and as a result our 15% ROE objective will take time to attain. ROE was 12.1% in 2016 and adjusted ROE was 13.1%, compared with 12.5% and 13.3%, respectively, in 2015. The reported return on tangible common equity (“ROTCE”)(a) was 15.3%, compared with 15.8% in 2015 and adjusted ROTCE was 16.1%, compared with 16.4% in 2015.	BMO’s five strategic priorities
	1.	Achieve industry-leading customer loyalty by delivering on our brand promise
	2.	Enhance productivity to drive performance and shareholder value
	3.	Accelerate deployment of digital technology to transform our business
	4.	Leverage our consolidated North American platform and expand strategically in select global markets to deliver growth
	5.	Ensure our strength in risk management underpins everything we do for our customers

BMO is well-capitalized with an attractive dividend yield, as well as a strong balance sheet and a disciplined approach to managing risk.

The Bank’s performance is a reflection of our well-executed growth strategy and the benefits of a strong and diversified business model. We have a clear plan, aligned with our vision and anchored in our five strategic priorities. BMO recognizes that current profitability and the ability to meet our objectives in a single period must be balanced with the need to invest in the Bank’s businesses for their future long-term health and growth prospects. We have made clear progress against our priorities with the foundation of a strong brand, more flexible technology platform, improved processes and transformed cost base.

2016 performance and awards

Compensation at BMO is primarily determined by performance against financial goals that are directly linked to the Bank’s strategic priorities.

BMO’s medium-term financial targets establish a range of expected performance over time. The Bank establishes an annual business plan keeping these targets in mind, as well as environmental and company specific-factors relevant to the particular year. It then creates annual performance goals with a range of incentive pool outcomes above and below the goals.

(a)	ROTCE is calculated as net income available to common shareholders adjusted for amortization of intangibles as a percentage of average tangible common equity. Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Adjusted ROTCE is calculated using adjusted net income rather than net income. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Bank of Montreal Management Proxy Circular	56

Pool funding for the year is calculated as actual performance above or below these goals, and is expressed as a percentage of target.

BMO believes that setting a high bar motivates the organization to deliver strong performance and as a result it establishes annual performance goals that are challenging. Executives earn more in years where results exceed goals and less when they are below – you can read more about this on page 67. The Bank performed well this year, and this performance is reflected in the pool funding. Funding of the mid-term and long-term incentive pool exceeded target, largely driven by our strong three-year relative TSR, while funding of the short-term incentive pool was only slightly below target and reflected solid results against challenging annual performance goals.

Turn to page 84 for a detailed discussion of results against targets and the effect this had on decisions about 2016 executive compensation. Decisions about each of the Named Executive Officers start on page 87.

The Committee assessed Mr. Downe’s performance and is pleased with the Bank’s progress under his leadership. Mr. Downe is one of the most experienced CEOs among the Canadian banks, and he continues to deliver strong results. Mr. Downe’s incentive awards are based on long-term value creation (84% of his variable pay), largely driven by our three-year relative TSR versus Canadian banking peers, and on annual operating goals for the Bank (16% of his variable pay). As a result, his total direct compensation for 2016 is $10.6 million – 1.2% higher than his target. His medium- and long-term incentives were calculated at 102% of target and his short-term incentive was calculated at 99% of target. Mr. Downe’s salary is paid in U.S. dollars for historical reasons, and to offset the impact that the strong U.S. dollar had on his 2016 total compensation, the Committee made a reduction to his annual cash incentive. You can read more about Mr. Downe’s compensation on page 87.

Linking pay to performance

2016 CEO compensation continued to align pay with shareholder interests. To demonstrate this, the Bank carried out a study again this year to analyze historical one-year, three-year and five-year TSR for the five largest Canadian banks. The study, which was reviewed by the Bank’s independent advisor, confirmed that the CEO’s compensation continues to be appropriately aligned with the overall performance of the Bank.

The chart below shows five-year CEO realizable pay relative to five-year TSR. The chart is for 2011 to 2015 only, because 2016 peer compensation data was not available at the time of the analysis.

BMO’s TSR over five years ranked fourth among its peers, and the CEO’s realizable pay over the same period also ranked fourth.

Company	Annualized five-year TSR (a)	Annualized realizable pay (a)(b)
Bank of Montreal	9.5%	$10.6 million
Peer A	10.8%	$13.4 million
Peer B	12.0%	$13.0 million
Peer C	9.9%	$10.8 million
Peer D	6.5%	$9.2 million

(a)	Annualized five-year TSR and annualized realizable pay is for the period 2011 to 2015.
(b)	Annualized realizable pay is one-fifth of total realizable pay over the five-year period. Realizable pay is aggregate base salary plus the annual incentive actually earned over the five-year period and, for equity granted during the five-year period, the value on settlement of the award plus, for awards which had not settled, the value of restricted share units with no accumulation of dividend equivalents, the value of voluntarily deferred share units at their original grant value, the value of in-the-money stock options, and estimated value of payouts of performance share units assuming target payouts. Since realizable pay is based upon the actual or estimated value of compensation after it is awarded, it is an appropriate method for assessing the impact of performance on our compensation decisions.

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Sound structure and approach

The Committee is satisfied that the executive compensation program at BMO has a sound governance structure and approach.

Our program is aligned with the Financial Stability Board’s Principles for Sound Compensation Practices, with the requirements of OSFI, the Principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies, and with the regulatory requirements of each of the jurisdictions in which we operate.

Every year, the Committee also uses a disciplined approach in evaluating the incentive plan designs and compensation decision-making processes in BMO’s executive compensation program. This ensures our compensation is competitively aligned with our peers, a strong link between performance and compensation, and that BMO’s executive compensation program supports a culture of prudent risk-taking.

Turn to page 60 for more about the Committee, its experience and its approach to managing risk. You can read about the Bank’s approach to executive compensation starting on page 64.

Bank of Montreal Management Proxy Circular	58

A GUIDE TO THIS YEAR’S CD&A

Use this guide to read more about executive compensation at BMO and the key compensation and governance practices BMO uses to effectively link Bank results, compensation for executives and financial returns to shareholders, without encouraging excessive risk or inappropriate risk-taking.

Compensation Governance and Oversight	60	Effective structure and oversight and a disciplined process ensure proper governance and sound decision-making
Qualified directors	60
Supporting a culture of prudent risk-taking	60
Effective oversight	61
About the management oversight committees	61
About the independent compensation advisor	62
Sound policies and practices	63
Independent advice	63

BMO’s Approach to Executive Compensation	64	Executive compensation is aligned to the Bank’s strategy and four core principles
Four compensation principles	64

PRINCIPLE: Attract and retain executive talent	65	Compensation helps attract and retain talented people and motivates them to excel to achieve objectives
Compensation and peers	65

PRINCIPLE: Link compensation to Bank performance	67	Executive compensation design and implementation must align with BMO’s strategy and link to both Bank and operating group performance
About the short-term incentive	68
About the mid and long-term incentives	71
Annual decision-making process	75

PRINCIPLE: Encourage a long-term view to increase shareholder value	77	A significant portion of variable pay for each executive is equity-based Each executive must meet share ownership requirements
Emphasis on deferred compensation	77
Equity ownership requirements	77

PRINCIPLE: Align with prudent risk-taking	79	Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital A significant portion of each executive’s compensation is deferred
Plan design	80
Incentive pool funding	80
Individual awards	81
Clawbacks and forfeitures	81

2016 Results and Compensation	83	Read about how BMO pays for performance and its share performance over time
2016 Results	83
Generating shareholder value	85
2016 Compensation for the Named Executive Officers	87

Executive Compensation Tables	101	Find more details about executive compensation at BMO

Additional Disclosure	111	Find information about compensation of employees that can have a material impact on the Bank’s risk disclosure

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COMPENSATION GOVERNANCE AND OVERSIGHT

The Human Resources Committee establishes and oversees the Bank’s human resources strategies, including compensation and talent management. See page 32 for information about the Committee and its activities this year.

Six independent directors serve on the Committee, and the average committee tenure is eight years.

All of the Committee members meet the New York Stock Exchange requirements for compensation committee independence, established in 2013.

Human Resources Committee (see pages 13 to 20 for biographies)	Committee member since
Ronald H. Farmer (Committee chair since 2014)	2003
George A. Cope	2010
Christine Edwards (also a member 2011-2014)	2015
Lorraine Mitchelmore	2016
J. Robert S. Prichard (Chairman of the Board) (also a member 2000-2010)	2012
Don M. Wilson III	2009

Qualified directors

To make sure the Committee has the expertise it needs to carry out its mandate, Committee members are required to have a thorough understanding of issues relating to human resources, and compensation (or to acquire that understanding within a reasonable period of time after being appointed).

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Committee every year to make sure it remains appropriate.

The table below shows the experience of the current members. Five of the six members have risk management experience. Three have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization, and three have experience serving on the compensation committees of other public companies.

Number of Committee members with specific experience or expertise
Human resources experience Experience with compensation, pension and benefit programs (in particular, executive compensation)	6 of 6
Risk management experience Knowledge and experience with internal risk controls, risk assessments and reporting	5 of 6
Executive leadership experience Experience as a senior executive/officer of a public company or major organization	6 of 6

You can read more about these directors in their biographies starting on page 13.

Supporting a culture of prudent risk-taking

One of BMO’s strategic priorities is to ensure its strength in risk management underpins everything it does for its customers, and this strategy carries through to the Bank’s executive compensation program.

The members of the Human Resources Committee are chosen in part for their knowledge of risk management, and four of the current members also serve on the Risk Review Committee, including Mr. Wilson, who serves as chair of the Risk Review Committee and has significant experience in financial institution risk management.

Bank of Montreal Management Proxy Circular	60

Directors are also BMO shareholders

All of the Committee members exceed the Bank’s share ownership requirements for directors, except for Ms. Mitchelmore who joined the Board on March 31, 2015 (see page 26).

You can read more about the directors in the profiles starting on page 13 and the Committee and its activities in 2016 starting on page 32.

Read more about how the Bank’s compensation policies and practices support a culture of prudent risk-taking starting on page 79.

Effective oversight

The Committee has a formal process for overseeing BMO’s compensation policies and practices.

The Committee works with management and the Bank’s oversight committees (see below). It also works with an external compensation advisor every year to get an independent view of global trends, best practices, BMO’s executive compensation program and compensation decisions. The Committee takes into consideration the information and recommendations the advisor provides, but also considers other factors, and is ultimately responsible for its own decisions.

About the management oversight committees

Management oversight committees are actively involved in reviewing compensation design and the annual compensation decision-making process. They support the Human Resources Committee by:

•	approving roles that have a material impact on the Bank’s risk profile
•	providing additional oversight and scrutiny of the design and funding of BMO’s material compensation plans
•	assessing risk and other control function inputs when recommending the pool funding for the incentive plans
•	making recommendations for discretionary adjustments to individual compensation awards as appropriate
•	providing guidance to the Committee on international regulatory trends.

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Enterprise Compensation Oversight Committee

•	established in 2011
•

includes the BMO Chief Risk Officer, Chief Financial Officer, Chief Compliance Officer and senior leaders from Human Resources, along with the Chief Auditor, Chief Anti-Money Laundering Officer and General Counsel as observers

•	met 7 times in 2016

There is also a management oversight committee in the U.S. to carry out the compensation design and compensation decision-making process locally.

About the independent compensation advisor

Pay Governance LLC is an independent and unaffiliated executive compensation advisory firm that has been the Committee’s exclusive advisor on compensation issues since 2008. Pay Governance does not do any work for management.

In 2016, Pay Governance received US$219,120 for the following committee-related work:

•	updates on emerging executive compensation and global regulatory trends, best practices and senior executive compensation benchmarking
•

independent review and advice on the Bank’s material compensation plans, including the executive and BMO Capital Markets’ plans, CEO compensation and the CEO’s compensation recommendations for the Senior Executives

•	review of the management proxy circular
•	regular participation in Human Resources Committee meetings, including time with individual members.

	Billed in 2016	Billed in 2015
Executive compensation-related fees	US$219,120	US$244,808
All other fees	$0	$0

Testing for independence

The Committee carries out the following to make sure the compensation advisor is independent from the Bank:

•	reviews the advisor’s independence every year
•	sets the advisor’s mandate and fees
•	requires the advisor to get written approval from the Committee chair if, from time to time, the advisor is called upon to provide services to management
•	does not approve work that, in the Committee’s view, could compromise the advisor’s independence
•	discloses in the management proxy circular all work done by, and fees paid to, the advisor.

The Committee also reviews the advisor’s independence against the U.S. Securities and Exchange Commission’s six requirements for independence. It confirmed in 2016 that the advisor:

•	does not provide other services to BMO
•	has effective policies and procedures to prevent conflicts of interest
•	has no business or personal relationships with a Committee member
•	has no business or personal relationships with an executive officer of BMO
•	does not own BMO Shares
•	bills fees to BMO that are within an acceptable range of, and make up only a small percentage of, its total revenues.

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Sound policies and practices

The Committee is satisfied that:

•	BMO’s compensation policies and practices do not encourage any executive or employee to take inappropriate or excessive risks
•	no risks have been identified in the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank.

BMO’s compensation policies and practices are fully aligned with the practices, standards and guidelines required by regulators and industry best practices:

•	Principles for Sound Compensation Practices, issued by the Financial Stability Board (“FSB Principles”)
•	OSFI’s practices, standards and guidelines
•	Guidance on Sound Incentive Compensation Policies, issued by the U.S. Federal Reserve in cooperation with other banking agencies
•	international guidelines for financial institution compensation policies and practices in the jurisdictions we work in, including China, Hong Kong, Ireland and the United Kingdom.

Independent advice

Each year an independent third party also carries out a review of the Bank’s material compensation plans to ensure the soundness of BMO’s compensation policies and decision-making processes.

Global Governance Advisors (“GGA”) carried out a review in 2016 and reported that BMO continues to be a leader in compliance with FSB Principles, OSFI requirements and Guidance on Sound Incentive Compensation Policies. GGA’s review included:

•	assessing compensation design
•	assessing plan changes against the FSB Principles and the Guidance on Sound Incentive Compensation Policies
•	performing stress testing and back testing, payout curve analysis, extensive scenario analysis, and volatility analysis of the Bank’s corporate and business unit results.

The Committee’s oversight process, which includes management and two oversight committees and independent advice from third parties, ensures proper and effective oversight.

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BMO’S APPROACH TO EXECUTIVE COMPENSATION

The Board believes that the Bank’s success in achieving its goals depends on the strength and performance of its people. It also believes that executive compensation is an important tool in driving the Bank’s success and growing shareholder value.

Executive compensation at BMO has four core principles

The Committee has structured BMO’s executive compensation program and policies to support the Bank’s vision and strategic priorities, and to give executives a significant personal stake in the long-term growth and health of the organization. Bank results, compensation for executives, and financial returns to shareholders are all strongly connected in a way that does not encourage or reward inappropriate risk-taking. See page 56 for BMO’s 2016 strategic priorities.

Executives earn more when results are above our performance goals and less when they are below. This is accomplished by aligning executive awards to performance against Bank, operating group and individual performance objectives that support the achievement of our vision and strategic priorities.

The Committee also considers other financial and non-financial factors, including performance against the Bank’s peers, the quality of its earnings and other factors (see pages 70 and 74 for more information about these factors), to assess performance and validate that the rewards earned align with the principles of sound governance and prudent risk management.

Attract and retain executive talent (see page 65)	Link compensation to Bank performance (see page 67)	Encourage a long-term view to increase shareholder value (see page 77)	Align with prudent risk-taking (see page 79)
Compensation helps attract and retain talented people and motivates them to excel to achieve objectives	Executive compensation design and implementation must align with BMO’s strategy and link to both Bank and operating group performance	A significant portion of variable pay for each executive is equity-based Each executive must meet share ownership requirements	Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital A significant portion of each executive’s compensation is deferred

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PRINCIPLE: Attract and retain executive talent

Compensation helps attract and retain talented people and motivates them to excel to achieve objectives

BMO’s executive compensation program is designed to be competitive with the market so it can attract and retain the top talent needed to achieve the Bank’s strategy. The program includes a combination of total direct compensation and benefits.

TOTAL DIRECT COMPENSATION
FIXED	VARIABLE
Base salary	Short-term incentive	Mid-term incentive	Long-term incentive
Base level of pay for carrying out day-to-day responsibilities related to their position. It is paid as a fixed amount of cash.	Performance-based annual cash bonus to drive achievement of specific one-year business priorities and individual objectives.	Performance-based deferred incentive to focus performance over the medium term. Granted as restricted share units or performance share units.	Performance-based deferred incentive to motivate Senior Executives to create sustainable shareholder value over the long-term. Granted as stock options or deferred share units.

Benefits

BMO offers eligible employees market competitive benefits and pension, Employee Share Ownership Programs (Canada) or Employee Share Purchase Plans (U.S.) and, for executives, an annual taxable cash allowance to support their business development activities in their role as ambassadors of the Bank.

Compensation and peers

The Committee assesses the competitiveness of its compensation program by comparing it to two groups: a Canadian peer group of the four other largest Canadian banks for Canadian-based executives, and a U.S. peer group of 10 regional mid-sized banks for U.S.-based executives. It also uses general industry surveys for non-industry specific roles to benchmark competitive pay more broadly.

For the CEO, the Committee primarily reviews the Canadian bank competitors and as secondary information, considers Canadian-based insurance companies. For added calibration and a broader scope, the Committee also looks at the compensation practices of companies listed on the TSX 60 with similar market capitalization, selected U.S. financial firms of similar size and scope, and the ratio of CEO pay to other employees of the Bank and to the Canadian median family income, as well as other factors.

Peer companies
CEO	Primary peer group Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank

Reviewed for secondary consideration

National Bank of Canada

Manulife Financial

Sun Life Financial

Great-West Life Assurance Company

BB&T Corporation

Bank of New York Mellon

Fifth Third Bancorp

KeyCorp

The PNC Financial Service Group Inc.

Regions Financial

SunTrust Banks, Inc.

U.S. Bancorp

65	Bank of Montreal Management Proxy Circular

Peer companies
Canadian–based senior and other executives	Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank National Bank of Canada Great-West Life Assurance Company Manulife Financial Sun Life Financial
U.S.–based senior and other executives	BB&T Corporation Bank of New York Mellon Fifth Third Bancorp Huntington Bancshares Inc. KeyCorp M&T Financial The PNC Financial Service Group Inc. Regions Financial SunTrust Banks, Inc. U.S. Bancorp

When setting the level and mix of compensation for executive roles, the Committee reviews market data for comparable positions within the primary group, considering the relative performance and size of each institution, and the strategic importance of the role being reviewed. The target compensation level for individual executives also reflects the executive’s experience, sustained performance in the role and future potential.

The Committee’s independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and Senior Executives, and concluded that they were appropriate.

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PRINCIPLE: Link compensation to Bank performance

Executive compensation design and implementation must align with BMO strategy and link to both Bank and operating group performance

Bank of Montreal’s vision is to be the bank that defines great customer experience. Its guiding principle is to drive top-tier TSR and to balance its commitments to financial performance, customer loyalty and employee engagement. Five strategic priorities set out key areas of focus for achieving its strategy.

A substantial portion of executive compensation is variable or “performance-based”. Executives earn more when results are above our performance goals and less when they are below. This is accomplished by directly linking short, mid and long-term incentive pool funding to performance measures that:

•	support business goals and reinforce the Bank’s vision and strategic priorities
•	provide challenging but achievable performance goals that can be accomplished within the Bank’s risk appetite and requirements on compliance and ethics.

BMO’s medium-term financial targets establish a range of expected performance over time, including delivering top-tier TSR. The Bank establishes an annual business plan with these targets in mind, as well as environmental and company-specific factors relevant to the particular year. It then sets annual performance goals with a range of incentive pool outcomes above and below the goals. The annual performance goals are challenging, in keeping with our philosophy of setting a high bar.

Pool funding for the year is then calculated as actual performance above or below the goals and is expressed as a percentage of target.

Individual performance objectives are used to cascade the Bank’s strategic objectives and goals and to link the executives’ annual incentive awards to:

•	quantitative objectives, such as revenue growth, efficiency, return on capital, profit growth and customer loyalty scores
•	qualitative objectives, such as the executive’s contribution to the organization through leadership, demonstrated commitment to customers, teamwork and innovation.

New in 2016

This year’s changes to the short, mid and long-term incentives strengthen the alignment of incentive pool funding with the Bank’s strategic priorities:

1.	Customer: a customer loyalty measure has been added to the Bank performance measures, and its weighting has been increased for the operating group performance measures
2.	Efficiency: the efficiency ratio measure has been given a higher weighting for both the Bank and the operating groups to reinforce the importance of productivity throughout the Bank
3.	Risk management: adjusted return on equity has replaced adjusted return on capital in the Bank and BMO Capital Markets measures, and net economic profit (an indicator of the Bank’s performance calculated by adjusting the net income to common shareholders to reflect the cost of resources used to produce that income) has been added as a secondary consideration.

As part of its overall assessment of the link between pay and performance, the Committee also reviews other financial and non-financial considerations that contribute to the fulfillment of the Bank’s strategic objectives. See pages 70 and 74 for more information about the secondary considerations reviewed.

67	Bank of Montreal Management Proxy Circular

About the short-term incentive

The short-term incentive is a performance-based annual bonus designed to drive performance for the year based on specific Bank and operating group measures aligned with the Bank’s strategic priorities and the executive’s individual objectives. It is paid in cash after the Bank’s fiscal year-end results are finalized, usually in December.

Who participates	Link to performance	Terms
All executives	The award is adjusted based on performance against total Bank and operating group measures that align with the Bank’s strategic priorities, and individual performance

Awards cannot be higher than 150% of the executive’s short-term incentive target, and can be clawed back (see page 81).

Before the beginning of the fiscal year, participants may also decide to defer payment into DSUs. Deferrals are irreversible, vest when received but can only be redeemed when the executive leaves the Bank

Bank of Montreal Management Proxy Circular	68

How the short-term incentive is funded

Funding of the short-term incentive pool is based on BMO’s performance and is determined by a business performance factor that increases or decreases funding relative to target. It may also be adjusted based on the Committee’s risk review and review of secondary considerations. The annual short-term incentive pool is calculated as outlined in the formula below and on page 70.

Target pool	Business performance factor	Calculated incentive pool
The sum of all executive targets for the incentive plan	Based on absolute performance of the Bank and operating groups All measures are directly tied to the Bank’s strategic priorities

Business performance factor – 2016 weightings by role
	Bank performance measures	Operating group performance measures
CEO, COO, CFO and CRO	100%	–
Operating group executives	25%	75% – executive’s operating group measures
Corporate area executives	25%	75% – weighted average of all operating group measures

69	Bank of Montreal Management Proxy Circular

Factors for additional consideration	Final pool funding
1. Risk review	Funding of the pool can range from a minimum of 0% to a maximum of 150% of target.
2. Secondary considerations
3. Use of discretion

1. About the risk review

The Committee conducts a risk review at the end of the year and has discretion to adjust the pools up or down based on its review of Bank and operating group performance against the risk appetite.

This takes into consideration:

•    assessments by the Chief Risk Officer, which include a review and analysis of risk factors (including credit, market, liquidity, operational and other important measures of material risk) during and at the end of the year, to make sure risk is appropriately reflected in the funding recommendations (see page 79 for the 11 main types of risk)

•    reviews by the management oversight committees of material risk events throughout the year and any recommended adjustments at the pool and/or individual level that they see fit.

2. About the secondary considerations

The Committee can also adjust the pools based on its review of the following financial and non-financial measures not explicitly included in the business performance factors of the Bank or each operating group:

Adjusted performance measures(a) relative to Canadian competitors

•    EPS growth

•    net income growth

•    ROE (regulatory basis)

•    provisions for credit losses as a percentage of loans and acceptances

•    revenue growth

•    expense growth

Other financial and non-financial measures

•    significant non-recurring items (not identified as adjusting items)

• impact of acquisitions
• ROE (economic capital basis)
• net economic profit
• impact of provision for credit losses versus expected losses
• future growth/earning quality metrics

•    people leadership and employee engagement

•    audit/compliance results

The Committee’s review takes into consideration:

•    analysis and feedback from the Chief Financial Officer

•    reviews by the management oversight committees and any recommended adjustments to the pool.

3. About discretion The Committee reserves the right to use its discretion to adjust or eliminate incentive pool funding, or awards for individual executives.

(a)	Adjusted measures are non-GAAP as discussed more fully on page 55 of this circular, and page 33 of the Bank’s 2016 Annual Report.

Bank of Montreal Management Proxy Circular	70

About the mid and long-term incentives

The mid and long-term incentives are performance-based forms of deferred compensation. They are equity-linked vehicles, designed to motivate performance over the longer term:

•

Mid-term incentives are designed to focus on performance over a three-year period and are granted as Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”). Since 2015, all mid-term incentive awards for Senior Executives have been granted as PSUs to reinforce the link between pay and performance, and to emphasize the importance of generating a strong return on equity. The CEO has received his mid-term incentive as PSUs since 2013.

•

Long-term incentives are intended to motivate Senior Executives to create sustained growth in share price over a 10-year period or longer, and are granted as a mix of stock options and Deferred Share Units (“DSUs”). The use of stock options has been reduced over the past few years to align with the interests of shareholders and wider market practices. Stock options are no longer granted to Vice-Presidents, and have been reduced to 10% or less of total variable compensation for Senior Vice-Presidents.

Granting of awards

When determining the pool of funding available for the mid and long-term awards, each executive’s target grant amount is adjusted up or down to reflect BMO performance (see page 67). Adjustments are based on both absolute and relative performance measures, and calculations typically fall in the range of 80% to 120% of target. The Committee also reviews a number of secondary considerations, both financial and non-financial, and may exercise its discretion to reduce funding pools down to 0%.

The individual awards granted to an executive can be adjusted up or down from calculated results based on the executive’s individual performance for the year. The sum of the awards granted to all executives, however, cannot exceed the approved level of funding for the mid or long-term incentive pools.

The Committee does not consider mid- and long-term incentive awards the executive currently holds when determining new grants.

Vesting and payout

The final payout value of all mid and long-term incentives is tied to performance and is based on the price of the Bank’s Shares at payout. PSUs also have a performance vesting condition. It is based on the Bank’s performance on three-year average adjusted Return on Equity (“ROE”) and can adjust the number of Shares eligible to vest at payout from 80% to 120%. As part of the Bank’s annual governance process, the Committee reviews the total anticipated payouts for executives before their share-based awards vest and can use its discretion to reduce the payout of mid and long-term incentives, including PSUs, down to 0%.

The Committee considers four key factors when assessing performance and determining whether to exercise its discretion to adjust awards downward:

71	Bank of Montreal Management Proxy Circular

	Performance share units performance-based award with performance-based vesting	Restricted share units performance-based award	Stock options performance-based award (see page 107 for more information about the plan)	Deferred share units performance-based award (does not include deferred share units received voluntarily under the short-term incentive plan)
Why it’s important	Focus on creating shareholder value over a three year period with performance based vesting	Focus on creating shareholder value over a three-year period	Focus on creating shareholder value over a 10-year term	Focus on creating shareholder value until retirement or departure from the Bank
Who participates	Senior Executives	Bank executives below the Senior Executive Level BMO Capital Markets executives participate in the BMO Capital Markets Variable Compensation Plan (see page 110)	Senior Vice-Presidents and above	Executive Vice-Presidents and above
Link to performance(a)

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period, and individual performance.

The ultimate value realized depends on BMO’s share price at the end of three years, and a performance vesting condition where the number of units that vest at the end of a three-year term varies from 80% to 120% of the initial number granted based on the Bank’s average adjusted return on equity (“ROE”)(b) compared to plan.

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period, and individual performance.

The ultimate value of units realized depends on BMO’s share price when the units vest.

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period, and individual performance.

The ultimate value of options realized depends on BMO’s share price when the options are exercised.

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period, and individual performance.

The ultimate value of DSUs realized depends on BMO’s share price when the DSUs are redeemed.

Terms(c)

Vests at the end of a three-year term with payout values based on the 20-day volume weighted average closing share price of BMO Shares on the TSX at vesting.

PSUs earn dividend equivalents, credited as additional units.

Vests over a three-year term with payout values based on the 20-day volume weighted average closing price of BMO Shares on the TSX at vesting.

RSUs earn dividend equivalents, credited as additional units

Vests in equal tranches of 50% on the third and fourth anniversaries of their grant date and expire at the end of 10 years.

Exercise price is the closing price of BMO Shares on the day before the grant date. Options can only be exercised after vesting.

Payout values are based on the difference between the option’s exercise price and the market price of BMO Shares on the day the option is exercised.

Vests at the end of a three-year term but redeemable for payout only when the executive’s employment with BMO ends.

Payout value is based on the closing price of BMO Shares on the TSX at redemption.

DSUs earn dividend equivalents, credited as additional units.

(a)     Subject to the Committee’s discretion to adjust the incentive pool funding of equity awards, or the number of awards to be settled or options to be exercised, down to 0% based on its assessment of other financial and non-financial considerations.

(b)     Adjusted ROE is calculated as adjusted net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity.

(c)      Awards can be forfeited or clawed back (see page 81).

Bank of Montreal Management Proxy Circular	72

How the mid and long-term incentives are funded

Funding of the mid and long-term incentive pools is based on absolute and relative performance and expressed as a business performance factor that increases or decreases funding relative to target. It may also be adjusted based on a risk review and the Committee’s review of secondary considerations.

Absolute performance is measured using the same performance measures used for the short-term incentive plan, which are all tied to the Bank’s strategic priorities. Relative performance is measured using three-year TSR versus Canadian peers. Deferring the payout and linking it to share price encourages executives to make effective risk management a key component in the decisions they make for our customers.

The annual mid and long-term incentive pools are calculated as outlined in the formula below and on page 74.

Target pool	Business performance factor	Calculated incentive pool
The sum of all executive targets for the incentive plan	Based on absolute and relative performance of the Bank and operating groups All measures are directly tied to the Bank’s strategic priorities

Business performance factor – 2016 weightings by role
	Absolute performance (50%)	Relative performance (50%)
CEO	Bank performance measures	Three-year TSR relative to the Canadian performance group: Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank National Bank of Canada
Senior executives	Bank performance measures
Operating group executives	executive’s operating group measures
Corporate area executives	weighted average of all operating group measures

73	Bank of Montreal Management Proxy Circular

Factors for additional consideration	Final pool funding
1. Risk review	Funding of the pool can range from a minimum of 0% to a maximum of 120% of target.
2. Secondary considerations
3. Use of discretion

1. About the risk review

The Committee conducts a risk review at the end of the year and has discretion to adjust the pools up or down based on its review of Bank and operating group performance against the risk appetite.

This takes into consideration:

•   assessments by the Chief Risk Officer which include a review and analysis of risk factors (including credit, market, liquidity, operational and other important measures of material risk) during and at the end of the year, to make sure risk is appropriately reflected in the funding recommendations (see page 79 for the 11 main types of risk)

•   reviews by the management oversight committees of material risk events throughout the year and any recommended adjustments at the pool and/or individual level that they see fit.

2. About the secondary considerations

The Committee can also adjust the pools based on its review of the following financial and non-financial measures not explicitly included in the business performance factors of the Bank or each operating group:

Adjusted performance measures(a) relative to Canadian competitors

•   EPS growth

•   net income growth

•   ROE (regulatory basis)

•   provisions for credit losses as a percentage of loans and acceptances

•   revenue growth

•   expense growth

Other financial and non-financial measures

•   significant non-recurring items (not identified as adjusting items)

• impact of acquisitions
• ROE (economic capital basis)
• net economic profit
• impact of provision for credit losses versus expected losses
• future growth/earning quality metrics

•   people leadership and employee engagement

•   audit/compliance results

The Committee’s review takes into consideration:

•   analysis and feedback from the Chief Financial Officer

•   reviews by the management oversight committees and any recommended adjustments to the pool.

3. About discretion The Committee reserves the right to use its discretion to adjust or eliminate incentive pool funding, or awards for individual executives.

(a) Adjusted measures are non-GAAP as discussed more fully on page 55 of this circular, and page 33 of the Bank’s 2016 Annual Report.

Bank of Montreal Management Proxy Circular	74

Annual decision-making process

Each year, the Committee uses a formal five-step process to ensure its compensation policies and decision-making processes are sound.

At the beginning of the year

Review corporate strategy

The Board reviews and approves the Bank’s strategic plans, including key initiatives, opportunities, risk appetite, competitive position, financial projections and other key performance indicators for each operating group.

It works with management to develop a deeper understanding of the year’s priorities and how they relate to the overall strategic plan, and discusses with management the alignment of the priorities.

Set performance targets for the incentive plans to ensure alignment to strategy

The CEO and management recommend the business performance measures, performance goals for each, and weightings for each operating group. These support the Bank’s overall priorities, are aligned with the Bank’s risk appetite and drive the incentive funding. They are reviewed by the management oversight committees and control functions before they are recommended to the Committee for approval.

Review incentive plan changes and set target compensation for executives

The Committee reviews changes to incentive plan design and approves the target compensation for the Senior Executives. It also approves individual performance objectives for the CEO, and recommends the CEO’s target compensation to the Board.

At the end of the year

Review and approve business performance factor outcomes and funding of incentive plans

Finance determines the business results and calculates the business performance factor for each incentive plan (see page 84).

Management and the management oversight committees work together to:

•   consider risk implications when assessing business results and the incentive pool calculations

•   recommend adjustments or holdbacks to reflect risk, compliance or other factors when necessary.

Management and the management oversight committees review and recommend the funding for each incentive plan to the CEO, who then presents his recommendations to the Committee for approval.

The control functions perform an annual review of business events that have exceeded pre-defined risk thresholds at both the U.S. and Enterprise levels, and may recommend adjustments to the incentive pools or to individual awards to the Committee.

The Committee also has the discretion to adjust the size of incentive pools or equity payouts based on its assessment of other financial and non-financial considerations not explicitly included in the business performance factor (see pages 70 and 74).

75	Bank of Montreal Management Proxy Circular

Assess individual performance and award incentive compensation to Senior Executives

The Committee:

•   determines the executive’s individual incentive awards based on incentive formulas established at the beginning of the year

•   assesses CEO and Senior Executive compensation against calculated business performance and performance against individual objectives, including any reportable control deficiencies in risk, compliance or audit within the Bank and operating groups

•   recommends the CEO’s compensation to the Board

•   approves individual awards for Senior Executives and awards for other employees that exceed a dollar threshold.

Throughout the year

Ongoing risk review (see page 81)

Various activities help ensure that risk considerations are included in the compensation process and support the work of the Committee:

•   the Risk Review Committee:

•   regularly assesses the Bank’s credit, market, liquidity and funding risk positions against the risk appetite statement and approved exposure limits

•   receives quarterly presentations about the Bank’s risk management processes

•   four of the members of the Risk Review Committee are members of the Human Resources Committee, and leverage that participation to help inform compensation decisions

•   the management oversight committees review material risk events at the enterprise and operating group level and by line of business. Material risk events can affect the year-end incentive awards. These reviews consider the effects on year-end incentive pool funding and/or individual incentive awards and whether additional adjustments are required.

Bank of Montreal Management Proxy Circular	76

PRINCIPLE: Encourage a long-term view to increase shareholder value

A significant portion of variable pay for each executive is equity-based

There are share ownership requirements for each executive

A significant amount of executive compensation is deferred. This approach, combined with executive share ownership requirements, focuses the executive team on executing business strategies, sustaining performance and growing shareholder value over the longer term.

This also encourages executives to stay with the Bank and, as future payouts may be effected by their current decisions, serves to incent prudent risk-taking as well.

Emphasis on deferred compensation

Having a significant portion of executive pay as variable deferred compensation ties their compensation to longer-term performance.

Each compensation target mix reflects the executive’s ability to influence business results over the short-term (one year), mid-term (three years) and long-term (10 years or more). Executives can choose to receive some or all of their short-term incentive in deferred share units instead of cash, which increases their amount of deferred compensation.

The percentage of variable pay for the CEO, Senior Executives and Executive Vice-Presidents is significantly higher than other executive roles because of their direct involvement in strategic decision-making and stewardship of the Bank.

BMO compensation practices align with FSB Principles, which recommend that the Bank’s deferred compensation be:

•	at least 60% of total variable compensation for Senior Executives
•

40% to 60% of total variable compensation for each employee at the Senior Vice-President level and above, and for certain roles in BMO Capital Markets, Corporate Treasury and BMO Insurance that could have a material impact on the risk of the Bank

Deferred compensation makes up 68% of the CEO’s target total compensation and 79% of his target total variable compensation, exceeding the FSB Principles.

Executives are required to have an equity stake

Executives are required to own equity in the Bank as outlined in the table on the following page. They can count Shares, performance share units, restricted share units or deferred share units towards meeting the requirements, and must meet them within three years of being appointed to their positions (five years for Vice-Presidents).

Share ownership is measured annually, either at market value at the time of assessment or the purchase value or grant date value (whichever is greater). The CEO and other NEOs currently exceed their requirements (see pages 89 to 99 for details).

The CEO and Senior Executives must continue to hold their Shares after they leave the Bank, which promotes strong governance practices and prudent risk-taking.

77	Bank of Montreal Management Proxy Circular

The table below shows the target compensation mix for each executive level. Mid-term incentive awards are granted as PSUs for the CEO and, beginning in 2015, for all Senior Executives to reinforce the Bank’s pay for performance philosophy.

	As a percentage of target compensation							Shares they must own while employed with the Bank	Number of years they must hold after they leave the Bank
	Cash		Equity (deferred)
	Fixed	Variable
	Base Salary	Cash bonus	Performance share units/ Restricted share units	Stock options	Deferred share units	Total % variable	Total % deferred
Bank
CEO	14%	18%	35%	8%	25%	86%	68%	7x base salary	2 years
Senior Executives	16%	22%	41%	8%	13%	84%	62%	5x base salary	1 year
Executive Vice-Presidents	23%	27%	35%	7%	8%	77%	50%	3x base salary	—
Senior Vice-Presidents	35%	25%	34%	6%	0%	65%	40%	2x base salary	—
Vice-Presidents	47%	28%	25%	0%	0%	53%	25%	1.5x base salary	—
BMO Capital Markets
Group Head	6%	34%	39%	9%	12%	94%	60%	1x target total direct compensation	1 year

All variable compensation can be forfeited or clawed back (see page 81).

Bank of Montreal Management Proxy Circular	78

PRINCIPLE: Align with prudent risk-taking

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

A significant portion of each executive’s compensation is deferred

As a diversified financial services company, BMO is exposed to a variety of risks that are inherent in carrying out its business activities. Having an integrated and disciplined approach to risk management is key to developing a strong risk culture and the success of the Bank’s operations.

BMO’s risk governance framework is designed to ensure prudent and measured risk-taking in every aspect of its planning process and day-to-day business activities. Risk governance includes risk appetite framework, risk policies, risk committees and risk culture, all of which help to manage risk and guide employee behaviours and actions toward sound decision-making. You can read more about risk management at BMO in the Annual Report beginning on page 79.

The risk appetite framework, a key element of risk governance, is used to balance the level of risk-taking within the Bank with the achievement of the Bank’s stated priorities as well as with its responsibility to help ensure the soundness and stability of the financial markets in which BMO operates.

Management develops the risk appetite framework to account for a variety of risk at the enterprise and operating group levels, and recommends it to the Risk Review Committee of the Board for approval. BMO’s strategy, financial and capital planning, performance management and compensation are all aligned and integrated with the Bank’s risk appetite.

About the Bank’s risk appetite framework

BMO’s risk appetite framework defines the type and amount of risk the Bank is willing to take to achieve its priorities and business plans.

The framework covers 11 types of risk that could have a material impact on the business:

•   credit and counterparty

•   market

•   liquidity and funding

•   operational

•   model

•   insurance

•   legal and regulatory

•   business

•   strategic

•   reputation

•   environmental and social.

Risk is managed within these guidelines using risk tolerance thresholds at the enterprise and operating group level and by line of business. Each operating group has its own risk appetite, aligned to the enterprise risk appetite and group opportunities. Each executive has risk related goals and objectives as part of their individual performance goals.

The Risk Review Committee regularly reviews the Bank’s key risks, risk positions and risk governance framework as part of its responsibilities (see page 76).

The Board’s Human Resources Committee sets the compensation philosophy and strategy of the Bank, and makes sure the executive compensation program aligns with the Bank’s risk appetite statement and supports the Bank’s requirements on compliance and ethics.

To ensure both current and future risks are appropriately considered in compensation, the Committee oversees the:

1.     design of incentive compensation plans

2.     setting of incentive pool funding goals and performance against those goals at the enterprise and operating group levels

3.     determination of individual incentive awards

4.     design and use of BMO’s clawback and forfeiture policies.

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1. Plan design

The management oversight committees (see pages 61 and 62) review incentive compensation plan design to make sure risk, compliance, finance, audit and anti-money laundering considerations are appropriately incorporated, and to fully assess risk before finalizing incentive pools and individual compensation awards.

The executive compensation program includes several design features to promote strong goal practices and prudent risk-taking:

•	a significant portion of executive compensation is deferred
•	limit the use of stock options to no more than 10% of total variable compensation for those eligible (Senior Vice-Presidents and above)
•	incentive pool funding is based on primary and secondary measures that include forward-looking indicators of risk
•	both absolute and relative performance are used to determine incentive pool funding
•	caps are applied to the short, mid and long-term incentive funding pools
•	individual STIP awards for executives are capped at 150% of an executive’s targeted amount
•

return on equity, a primary performance measure used for determining the incentive pool funding, is also used to determine the number of performance share units that vest at the end of a three-year period.

Stress testing

BMO uses rigorous stress testing during business planning and when establishing the financial goals tied to incentive compensation plans. It also conducts stress testing at three stages of the compensation process to help make sure compensation decisions align with the Bank’s compensation philosophy and principles:

•	analyzes and tests the impacts on compensation when designing and/or redesigning compensation plans
•	reviews the impact of year-end incentive pool funding on minimum regulatory and/or market capital requirements before payouts are made
•	each fiscal year an independent review is conducted to stress test and back test the Bank’s material compensation plans, and to confirm alignment with FSB Principles.

Independence of control functions

Compensation for employees in governance and oversight functions in Risk Management, Finance, Audit, Legal, Compliance, Anti-Money Laundering and Human Resources is tied to overall Bank performance and performance against individual objectives.

These employees do not report into the lines of business they support, nor does the success or financial performance of business areas they support or monitor directly impact the assessment of their performance or their compensation. This independence mitigates risk and encourages these employees to maintain their focus on BMO’s overall success.

2. Incentive pool funding

The performance measures and goals selected for the short, mid and long-term incentive plans are tied to the Bank’s strategic priorities and set within the Bank’s risk appetite, using risk tolerance thresholds at three levels: enterprise, operating group and line of business. They are established by taking into consideration a risk-based capital assessment that measures the risk the Bank takes on in pursuit of its financial targets and enables it to evaluate risk-adjusted returns. Performance against these goals has a direct impact on the funding of the plans.

For example:

•	business results used to determine incentive pool funding are reviewed against provisions for credit, market, liquidity and other important measures of risk
•	return on equity (regulatory basis) is a primary and secondary measure for funding the incentive plans
•	return on equity (economic capital, risk-adjusted basis) is a secondary measure for funding the incentive plans and is a forward-looking indicator of future risk
•	net economic profit, a forward-looking indicator of future risk, has been added as a secondary measure for funding the incentive plans.

Bank of Montreal Management Proxy Circular	80

At the end of every year, the Human Resources Committee completes a risk review and may adjust pool funding and/or require forfeiture of any previously granted equity awards as appropriate. It considers information from the Chief Risk Officer (an assessment of material risk factors during and at the end of the year) and the management compensation oversight committees (their review of material risk events throughout the year).

As part of this review, the Human Resources Committee also looks at other financial and non-financial measures for the Bank and each operating group to determine whether further adjustments to incentive pool funding are appropriate.

3. Individual awards

The Human Resources Committee conducts a year-end review of the individual performance of the Senior Executives and the incentive awards for individuals whose variable pay is above a certain dollar threshold. This includes an assessment of any risk, compliance, audit and financial factors when determining individual incentive compensation awards.

The Committee also reviews equity awards prior to vesting and considers whether adjustments to payouts or forfeitures are appropriate.

Finally, the Board carries out a risk review at the end of the year (risk profiles of the enterprise and operating groups) to identify if the operating group’s risk profile is consistent with the Bank’s risk appetite statement and the Board’s risk expectations before it approves final incentive awards for the CEO.

4. Clawbacks and forfeitures

Clawback and forfeiture policies have been adopted in the Bank’s compensation programs to help mitigate current and future risks.

Award	Who it applies to	How it works
Clawbacks
Cash	Executives and BMO Capital Markets employees at the Managing Director level and above	All or part of variable compensation paid out in the past 12 months can be clawed back if the Bank restates its financial statements or there is qualifying employee misconduct. This includes cash bonuses and payouts from equity incentive plans.
Forfeitures
Equity	All equity plan participants

All unvested PSUs, RSUs, DSUs and vested and unvested options are subject to forfeiture when:

•   the Bank uncovers inappropriate risk-taking by a participant

•   a participant resigns or is terminated for cause

•   it is discovered that a participant who no longer works for the Bank committed an act while employed with the Bank that would have been cause for termination

•   a participant whose employment has been terminated solicits Bank employees

•   a participant who has retired solicits employees or customers of the Bank.

81	Bank of Montreal Management Proxy Circular

Award	Who it applies to	How it works
Other policies and mechanisms
Anti-hedging	All equity plan participants (including Directors)	To ensure pay for performance, participants are prohibited from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds), to undermine or reduce the risk and shareholder alignment embedded in their mid-term and long-term incentive awards or other Bank Shares or securities they hold.
Individual performance considerations	All employees	Managers consider risk, audit and compliance accountabilities when conducting individual performance assessments and making compensation decisions.
Limits on guarantees	All employees	Incentive compensation for new employees can only be guaranteed for up to 12 months, which the Committee considers to be a sufficient amount of time to transition into the Bank.
Change of control(a)	All equity plan participants

To mitigate compensation risk, the stock option plan calls for a double trigger for accelerated vesting of stock options. Stock options will vest immediately if the Bank undergoes a change of control and the participant is terminated without cause.

Unvested RSUs and PSUs continue to vest if there is a change of control or if the participant is terminated without cause.

(a)	Change of control occurs in the following circumstances: (i) 50% or more of the outstanding voting securities are acquired, (ii) all or substantially all of the Bank’s assets are sold, assigned or transferred other than to a subsidiary, (iii) an acquisition of the Bank via merger, amalgamation, consolidation, amalgamation or otherwise or dissolution of the Bank, or (iv) a change in a majority of our board members occurs.

Bank of Montreal Management Proxy Circular	82

2016 RESULTS AND COMPENSATION

2016 Results (a)

Measure	2016 Adjusted	2015 Adjusted	2014 Adjusted	2016 vs. 2015
Net income	$5,020 million	$4,681 million	$4,453 million	+7%
ROE	13.1%	13.3%	14.4%	-20 bps
EPS	$7.52	$7.00	$6.59	+7%

Measure	2016 Reported	2015 Reported	2014 Reported	2016 vs. 2015
Net income	$4,631 million	$4,405 million	$4,333 million	+5%
ROE	12.1%	12.5%	14.0%	-40 bps
EPS	$6.92	$6.57	$6.41	+5%
Common Equity Tier 1 Ratio	10.1%	10.7%	10.1%	-60 bps

Other measures	2016		2015		2014
	Bank	Canadian peer group	Bank	Canadian peer group	Bank	Canadian peer group
1-year TSR (b)	17.0%	15.7%	-3.0%	-4.6%	17.1%	18.8%
3-year TSR (b)	9.9%	9.4%	13.5%	11.5%	16.7%	18.0%

In 2016, BMO’s reported net income was $4,631 million, up $226 million or 5% from 2015. Adjusted net income was $5,020 million, up $339 million or 7%. EPS was $6.92, up $0.35 or 5% from 2015. Adjusted EPS was $7.52, up $0.52 or 7%. Our five-year average annual adjusted EPS growth rate was 8.2%, in line with our medium-term objective of achieving average annual adjusted EPS growth of 7% to 10%. Our reported and adjusted revenue and earnings per share growth were stronger than the Canadian bank peer group average, reflecting good performance. On a net revenue basis, reported operating leverage was positive 1.1% and adjusted operating leverage was positive 2.1% year over year, in line with our medium-term objective of generating above 2% average annual adjusted net operating leverage and our ongoing focus on improving efficiency by driving revenue growth and maintaining disciplined cost management.

Canadian P&C reported net income of $2,207 million increased 5% due to continued revenue growth as a result of higher balances and increased non-interest revenue. U.S. P&C reported net income was $1,081 million, up 30%, and adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $1,131 million, up 28%. On a U.S. dollar basis, U.S. P&C reported net income of $817 million increased 24% and adjusted net income of $854 million increased 22%, primarily due to the acquired BMO Transportation Finance business and organic growth. Wealth Management reported net income was $762 million, compared to $850 million a year ago and adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $863 million, compared to $955 million a year ago, largely due to the prior year benefit of a gain on sale, as well as the write-down of an equity investment net of a gain on its subsequent sale in 2016, and lower insurance results. BMO Capital Markets had strong results with reported net income up 23% to $1,268 million, and revenue exceeding $4 billion.

(a)	Adjusted measures are non-GAAP as discussed more fully on page 55 of this circular, and page 33 of the Bank’s 2016 Annual Report. Adjusted net income, adjusted earnings per share and adjusted return on equity exclude the after-tax impact of restructuring costs, the amortization of acquisition-related intangible assets, acquisition integration costs and a cumulative accounting adjustment related to foreign currency translation that largely impacted prior periods. Restructuring costs were $132 million and $106 million after tax in 2016 and 2015, respectively. The amortization of acquisition-related intangible assets was $124 million, $127 million and $104 million after tax in 2016, 2015 and 2014, respectively. Acquisition integration costs were $71 million, $43 million and $16 million after tax in 2016, 2015 and 2014, respectively. The cumulative accounting adjustment was $62 million after tax in 2016.
(b)

The average annual total shareholder return is calculated using the closing share price on October 31, 2016 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks, excluding BMO.

83	Bank of Montreal Management Proxy Circular

Our five-year average annual adjusted ROE of 14.3% was below our target of 15% or more. Increased capital expectations for banks internationally negatively impact ROE, and as a result our 15% ROE objective will take time to attain. ROE was 12.1% in 2016 and adjusted ROE was 13.1%, compared with 12.5% and 13.3%, respectively, in 2015. The reported return on tangible common equity (ROTCE)(a) was 15.3%, compared with 15.8% in 2015 and adjusted ROTCE was 16.1%, compared with 16.4% in 2015.

BMO is well-capitalized with an attractive dividend yield, as well as a strong balance sheet and a disciplined approach to managing risk.

The Bank’s performance is a reflection of our well-executed growth strategy and the benefits of a strong and diversified business model. We have a clear plan, aligned with our vision and anchored in our five strategic priorities. BMO recognizes that current profitability and the ability to meet our objectives in a single period must be balanced with the need to invest in the Bank’s businesses for their future long-term health and growth prospects. We have made clear progress against our priorities with the foundation of a strong brand, more flexible technology platform, improved processes and transformed cost base.

Funding of the incentive plans

To continue to move the organization forward in delivering growth, the Bank’s philosophy is to set financial targets that are designed to challenge the organization. We believe setting a high bar motivates the organization to deliver strong performance and is consistent with our ambition to achieve first quartile performance relative to our Canadian peers. BMO’s three-year total shareholder return is above the peer group average and reflects our progress against this ambition.

BMO’s medium-term financial targets establish a range of expected performance over time, including delivering top-tier TSR. The Bank establishes an annual business plan keeping these targets in mind, as well as environmental and company-specific factors relevant to the particular year. We then create annual performance goals with a range of incentive pool outcomes above and below the goals – you can read about this on page 67. In keeping with our philosophy of setting a high bar, our annual performance goals are challenging.

The Bank performed well in 2016, achieving record earnings reflecting strong BMO Capital Markets results, the BMO Transportation Finance acquisition and solid organic business growth in Personal and Commercial Banking. Results were lower in Wealth Management, largely due to the prior year benefit of a gain on sale, as well as a write-down of an equity investment net of a gain on its subsequent sale in 2016 and lower insurance results. Real GDP growth in both Canada and the U.S. was lower than anticipated at the time the goals were set. In addition, interest rates did not rise as anticipated in the U.S. and Canada which negatively impacted financial results relative to goals. The Bank performed well against its performance goals for the year, considering this changing economic backdrop. Our reported and adjusted revenue and earnings per share growth were stronger than the Canadian bank peer group average and our three-year total shareholder return of 12.5%(b), was above the Canadian bank peer group average by 159 basis points.

Funding of the mid-term and long-term incentive pool exceeded target, largely driven by our strong three-year relative TSR, while funding of the short-term incentive pool was slightly below target and reflected solid results against challenging annual performance goals.

Funding levels also take into account the Committee’s risk review and a review of several financial and non-financial measures. The Committee reviewed a number of secondary considerations for total bank and for each of the operating groups, but did not adjust the calculated performance factors used to determine overall incentive pool funding for executives. In addition, the Committee reviewed and recommended no adjustments to the mid-term equity awards that vested and paid out in 2016.

(a)	ROTCE is calculated as net income available to common shareholders adjusted for amortization of intangibles as a percentage of average tangible common equity. Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Adjusted ROTCE is calculated using adjusted net income rather than net income. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.
(b)	The three-year TSR for compensation purposes differs from the three-year TSR reported above and in our 2016 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, instead of on the closing price on October 31.

Bank of Montreal Management Proxy Circular	84

Bank adjusted performance measures (a)	How they’re used	2016 goal	2016 results	Combined effect on pool funding
Three-year TSR relative to Canadian peer group (b)	Relative performance accounts for 50% of the funding of the mid- and long-term incentive	At or above / below the average	above average by 159 bps	mid-term and long-term incentives: above target (102% of target)
Return on equity	Absolute performance determines the funding of our short-term incentive pool and 50% of the mid- and long-term incentive pool	13.0%	13.1%
Efficiency ratio (c)		63.8%	63.9%	short-term incentives: below target (99% of target)
Earnings per share (EPS) growth		7.8%	7.4%
Revenue growth (d)		8.5%	8.2%
Customer Loyalty		33	32

(a)	Adjusted measures are non-GAAP as discussed more fully on page 55 of this circular, and on page 33 of the Bank’s 2016 Annual Report.
(b)	The three-year TSR calculated for compensation purposes differs from the three-year TSR reported above and in our 2016 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, instead of on the closing price on October 31.
(c)	Adjusted efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, expressed as a percentage.
(d)	Net of commissions, claims and changes in policy benefit liabilities (CCPB).

Generating shareholder value

Shareholder returns

The chart below compares the cumulative value of $100 invested in BMO Shares on October 31, 2011 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated NEOs in each year. NEO compensation has remained relatively flat despite the increase in shareholder returns over the last five years. See page 88 for more information about how Mr. Downe’s compensation aligns with shareholder returns.

(a)	Cumulative value of $100 invested on October 31, 2011, reflecting the change in share price plus reinvested dividends.
(b)	Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of the long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each year.
(c)	NEOs in 2011 to 2016 were W.A Downe, T.E. Flynn and the three most highly compensated executive officers other than the CEO and CFO.

85	Bank of Montreal Management Proxy Circular

Cost of management ratio

In response to a shareholder proposal received in 2005, BMO committed to working with other financial institutions to develop a cost of management ratio to be reported annually. This measure shows that BMO’s executive compensation has remained relatively consistent over the past three years and remains below 1% of net income after tax.

	2016	2015	2014
Reported net income after tax ($ millions)	4,631	4,405	4,333
Total aggregate NEO compensation ($ millions)	35.5	31.6	32.5
Cost of management ratio as a percentage of net income after tax (%)	0.77	0.72	0.75

Total aggregate compensation is the total of base salary, short-term, mid-term and long-term incentives, other compensation and the annual pension service and compensation cost for NEOs in the Bank’s management proxy circulars issued in 2014, 2015 and 2016.

The profiles that follow this section show the compensation that was awarded to each NEO for fiscal 2016, including the proportion of at-risk pay and deferred performance-based pay. Note that the amount each executive actually received in incentive compensation was based on pool funding as well as performance against individual goals.

Bank of Montreal Management Proxy Circular	86

2016 Compensation for the Named Executive Officers

William A. Downe, Chief Executive Officer

Mr. Downe provides leadership and vision. Through the Board of Directors, he is accountable to shareholders for defining, communicating and achieving BMO’s strategy and operational goals, and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Mr. Downe has held the following positions with the Bank, in Canada and the United States:

1983	Joinedthe Bank
1999	Vice-Chair,Bank of Montreal
2001	DeputyChair of BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns
2006	ChiefOperating Officer of BMO Financial Group
2007	Appointedto current role

He has a Bachelor of Arts degree from Wilfrid Laurier University and a Master of Business Administration from the University of Toronto.

2016 compensation
(Canadian $)	2016	2015	2014
Cash
Salary in US$ (a)	1,500,000	1,500,000	1,458,333
Salary (b)	1,987,650	1,882,050	1,594,979
Short-term incentive (bonus)	1,368,600	1,361,700	1,750,000
Total cash	3,356,250	3,243,750	3,344,979
Equity
Performance share units	3,697,500	3,516,250	3,400,000
Stock options	918,000	873,000	800,000
Deferred share units	2,652,000	2,522,000	2,400,000
Total equity	7,267,500	6,911,250	6,600,000
Total direct compensation	10,623,750	10,155,000	9,944,979
Mr. Downe’s total direct compensation is 1.2% above his target

(a)	US$1.5 million effective January 1, 2014.
(b)	Mr. Downe’s base salary is paid in U.S. dollars. The amount he receives is converted to Canadian dollars for compensation purposes using each fiscal year’s average exchange rate:
•	2016: US$1.00 = Cdn$1.3251
•	2015: US$1.00 = Cdn$1.2547
•	2014: US$1.00 = Cdn$1.0937

Target

The Board kept Mr. Downe’s target total direct compensation at Cdn$10.5 million for 2016.

Performance

The Committee assessed Mr. Downe’s performance and is pleased with the Bank’s progress under his leadership. He is the most experienced CEO among the Canadian banks and he continues to deliver strong results. Financial performance was at record levels this year, the Bank ended the year with a strong balance sheet, and it delivered value to shareholders: BMO’s one-year average total shareholder return was 17.0%, outperforming our Canadian bank peer group average and the S&P/TSX Composite Index, and dividends paid were $3.36 per share, up 5% from 2015. The Bank also made great progress on its strategic priorities, and under Mr. Downe’s leadership, continued to position the next generation of leaders. It also reached an important milestone of 40% women in senior leadership roles, leading the way among Canada’s chartered banks.

87	Bank of Montreal Management Proxy Circular

Please see pages 28 and 29 of the 2016 Annual Report for a full discussion of BMO’s performance against its strategic priorities in 2016.

Based on the Bank’s results against its goals, Mr. Downe’s total direct compensation for 2016 is $10.6 million – 1.2% higher than his target. Mr. Downe’s salary is paid in U.S. dollars and to offset the impact that the strong U.S. dollar had on his 2016 total compensation, the Committee made a reduction to his cash incentive.

Incentive awards

Mr. Downe’s incentive awards are based on business performance and in 2016 the Bank performed well. His long-term incentive (84% of his variable pay) is based on long-term value creation, and was calculated at 102% of target, largely driven by our three-year relative TSR versus Canadian banking peers. His short-term incentive (16% of his variable pay) is based on achieving annual operating goals for the Bank, and was calculated at 99% of target.

Target for 2017

The Board did not change Mr. Downe’s target total direct compensation for 2017.

Aligning pay with performance

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to ensure this.

The table below shows Mr. Downe’s total direct compensation over the last five fiscal years, and its current value compared to shareholder value. He was appointed to his current role in 2007.

	Total direct compensation
Fiscal year	Value at time of the award ($)	Value on Oct 31, 2016 ($)(a)	Value on October 31, 2016 as a percentage of value at the time of the award (%)(b)	Shareholder value ($)(c)
2011	9,876,250	16,623,390	168	180
2012	9,204,000	8,634,983	94	171
2013	9,479,375	11,596,211	122	133
2014	9,944,979	10,272,564	103	113
2015	10,155,000	10,658,572	105	117
Average			119	143

(a)	Mr. Downe’s total direct compensation as measured on October 31, 2016 includes:
•	actual salary and cash incentive payments received in the year of award
•	the actual value received from vested share units and option exercises that were granted during measurement period
•	the October 31, 2016 value of share units that have not vested
•	the October 31, 2016 in-the-money value of stock options awarded
•	compensation received in US$ has been converted into Cdn$ (see page 87 for foreign exchange rates)
(b)	The value of Mr. Downe’s total direct compensation measured on October 31, 2016 as a percentage of his total direct compensation in the year of the award.
(c)	The cumulative value at October 31, 2016 of $100 invested in Shares on November 1 in the award year, including reinvested dividends.

Bank of Montreal Management Proxy Circular	88

Share ownership

Mr. Downe exceeds his share ownership guidelines.

Share ownership as at December 31, 2016
Required multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total Shares as a multiple of base salary
7.0	23,696,443	0	13,069,654	37,583,883	74,349,980	37.41

Mr. Downe must consult with the Committee chair before he exercises any of his stock options. This ensures proper oversight of the Bank’s compliance with trading regulations and governance best practices.

Pension

The Human Resources Committee capped Mr. Downe’s pension at US$1 million (current value Cdn$1,341,100), which he reached in 2012 (see page 104). This amount is payable immediately on an unreduced basis, and will not increase based on additional years of credited service or future earnings.

Mr. Downe participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees
•

a Retirement Allowance Agreement (“RAA”), a Bank-funded non-registered agreement that defines his overall pension arrangement, clarifies his entitlement if there is a change of control, and limits his annual pension benefit to US$1 million regardless of his length of service, salary level or bonuses.

Mr. Downe’s overall annual normal retirement pension benefit is:

•	equal to 2% of his pensionable earnings multiplied by his years of credited service. This formula is subject to an annual cap of US$1 million
•

pensionable earnings for Mr. Downe are in U.S. dollars and capped at 145% of base salary. They are defined as the sum of his last 12 months’ salary and the average of his highest five consecutive short-term incentive awards

•	payable immediately subject to legislation, regulations and plan rules
•	the portion that is paid from the BMO Canada Pension Plan is paid as periodic payments
•	the remainder is converted into cash and paid in a lump sum according to the terms of the RAA.

89	Bank of Montreal Management Proxy Circular

Thomas E. Flynn, Chief Financial Officer

Mr. Flynn is accountable for financial governance and enterprise communications. He leads the management and oversight of Bank-wide financial governance and reporting, treasury management, corporate development, investor relations, taxation and corporate communications.

Mr. Flynn has held the following senior management positions with the Bank:

1992	Joined the Bank
2004	Executive Vice-President, Finance and Treasurer
2007	Acting Chief Financial Officer
2008	Executive Vice-President and Chief Risk Officer
2011	Appointed to current role

Mr. Flynn has an Honours Bachelor of Arts in Business Administration and a Master of Business Administration from the Ivey School of Business at Western University, and is a Chartered Professional Accountant, Chartered Accountant.

2016 compensation
(Canadian $)	2016	2015	2014
Cash
Salary	500,000	500,000	500,000
Short-term incentive (bonus)	890,000	750,000	765,000
Total cash	1,390,000	1,250,000	1,265,000
Equity
Performance share units*	1,375,000	1,250,000	1,250,000
Stock options	300,000	270,000	270,000
Deferred share units	460,000	430,000	415,000
Total equity	2,135,000	1,950,000	1,935,000
Total direct compensation	3,525,000	3,200,000	3,200,000
* Prior to 2015, mid-term incentives were granted as RSUs.

Target

Mr. Flynn’s target total compensation increased for 2016 to reflect the responsibilities of his role and position his compensation competitively with the market. There was no change to his salary.

Performance

The CEO assessed Mr. Flynn’s 2016 performance against his key individual objectives:

•	Achieved significant improvements in the Bank’s operating leverage
•	Demonstrated strong leadership and management on restructuring initiatives
•	Actively engaged with investors through 125 investor meetings in 2016

Mr. Flynn performed well against his individual objectives. His sound judgment, balanced perspective and professional expertise are important for the Bank’s strong financial governance and achieving its strategic goals. His total direct compensation was calculated at slightly above target, driven primarily by the Bank’s strong relative TSR. The Bank’s three-year total shareholder return of 12.5%(1) was above the Canadian bank peer group average by 159 basis points.

(1)	The three-year TSR calculated for compensation purposes differs from the three-year TSR reported above and in the Bank’s 2016 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, instead of on the closing price on October 31.

Bank of Montreal Management Proxy Circular	90

Incentive awards

Mr. Flynn’s incentive awards are based on business performance and in 2016 the Bank performed well. As a result, his mid-term and long-term incentive calculations exceeded target, largely driven by the Bank’s three-year TSR, which outperformed the average of our Canadian bank peer group and the overall market return in Canada. His short-term incentive was calculated at slightly below target. After reviewing business performance factors and secondary considerations, the Committee made no changes to Mr. Flynn’s calculated awards. See page 84 for details.

Target for 2017

Mr. Flynn’s target total direct compensation is competitive and will not change for 2017, however his salary will increase to $600,000 to better align with market.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 71% of Mr. Flynn’s 2016 total variable compensation is deferred.

Share ownership

Mr. Flynn’s exceeds his share ownership guidelines.

Share ownership as at December 31, 2016
Required Multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total Shares as a multiple of base salary
5.0	1,477,135	1,592,564	3,173,402	2,781,437	9,024,538	18.05

Pension

Mr. Flynn participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees
•	the Executive Supplementary Pension Plan (“Supplementary Plan”), a Bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Flynn’s total annual normal retirement pension benefit is:

•

equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (“CPP”) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service plus 0.75% of his average pensionable salary multiplied by the years of contributory service, because he has chosen to enhance a portion of his pension benefit by making optional contributions

•

payable at age 65 but can be paid up to 15 years earlier on a reduced basis (a reduction of 3% per year for each year that retirement precedes age 60 for the portion of the pension based on service accrued prior to July 1, 2007, and a reduction of 4% per year for each year that retirement precedes age 65 for the portion of the pension based on service accrued after June 30, 2007), subject to legislation, regulations and plan rules

•	paid as periodic payments from both the BMO Canada Pension Plan and the Supplementary Plan.

His total annual retirement pension benefit to date is $227,604, payable on a fully unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 104 for more information.

91	Bank of Montreal Management Proxy Circular

Frank J. Techar, Chief Operating Officer, BMO Financial Group

In fiscal 2016, Mr. Techar had overall accountability for BMO’s North American Personal and Commercial Banking and Wealth Management businesses, as well as the Bank’s retail distribution channels, which served more than 9 million customers. He was also accountable for overseeing aspects of marketing, technology and operations to deliver a category-defining customer experience and respond appropriately to market conditions, trends and technologies.

Mr. Techar has held the following senior management positions with the Bank:

1984	Joined the Bank
2001	President and CEO of Harris Bankcorp, Inc.
2006	President and CEO, Personal and Commercial Banking Canada
2013	Appointed to Chief Operating Officer, BMO Financial Group on November 1

He began his career with the Bank in the Corporate Banking Division, and then gained several years of international experience in the U.S. and as Senior Vice-President and General Manager, London, England.

Mr. Techar has a Bachelor of Science and an Engineering degree from Princeton University, and a Master in Business Administration from the University of Denver.

Mr. Techar was appointed Vice-Chair, BMO Financial Group, effective November 1, 2016, with responsibility for accelerating business growth in all markets, and particularly in the U.S. Midwest, the mainstay of the Bank’s growth plans.

2016 compensation
(Canadian $)	2016	2015	2014
Cash
Salary in US$ (a)	750,000	741,667	700,000
Salary (b)	993,825	930,569	765,590
Short-term incentive (bonus)	990,000	925,000	970,000
Total cash	1,983,825	1,855,569	1,735,590
Equity
Performance share units*	2,780,000	2,550,000	2,550,000
Stock options	485,000	465,000	470,000
Deferred share units	765,000	710,000	710,000
Total equity	4,030,000	3,725,000	3,730,000
Total direct compensation	6,013,825	5,580,569	5,465,590
* Prior to 2015, mid-term incentives were granted as RSUs.

(a)	US$750,000 effective January 1, 2015.

(b)	Mr. Techar’s base salary is paid in U.S. dollars. The amount he receives is converted to Canadian dollars for compensation purposes using each fiscal year’s average exchange rate:
•	2016: US$1.00 = Cdn$1.3251
•	2015: US$1.00 = Cdn$1.2547
•	2014: US$1.00 = Cdn$1.0937

Target

Mr. Techar’s target total direct compensation increased for 2016 because of his strong performance and leadership across the Bank. There was no change to his salary.

Performance

The CEO assessed Mr. Techar’s 2016 performance against his key individual objectives:

•	Delivered strong results in U.S. P&C and Canadian P&C businesses and significant enterprise efficiency improvements including well-managed restructuring initiatives

Bank of Montreal Management Proxy Circular	92

•	Successfully managed senior leadership transitions in several businesses
•	Led an enterprise Customer Experience Program, supporting our strategic priority of improving the customer experience
•	Ensured a continuing focus on strong risk management, including our risk infrastructure, processes, data analysis and overall risk

Mr. Techar performed well against his individual objectives this year. He demonstrated enterprise-wide leadership around BMO’s vision to be the Bank that defines great customer experience, achieving a leaner, more efficient structure so we are better positioned to deliver on the Bank’s brand promise. His total direct compensation was calculated at slightly above target, driven by the Bank’s strong relative TSR performance. The Bank’s three-year total shareholder return of 12.5%(1) was above the Canadian bank peer group average by 159 basis points.

Incentive awards

Mr. Techar’s incentive awards are based on business performance and in 2016 the Bank performed well. As a result, his mid-term and long-term incentive calculations exceeded target, largely driven by the Bank’s three-year TSR, which outperformed the average of our Canadian bank peer group and the overall market return in Canada. His short-term incentive was calculated at slightly below target. After reviewing business performance factors and secondary considerations, the Committee made no changes to Mr. Techar’s calculated awards. See page 84 for details.

Target for 2017

On November 1, 2016, Mr. Techar assumed the role of Vice Chair. His target total direct compensation will not change for 2017, and he will be eligible for a one-time award of $2 million in restricted share units as part of the transition.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 80% of Mr. Techar’s 2016 total variable compensation is deferred.

Share ownership

Mr. Techar exceeds his share ownership guidelines.

Share ownership as at December 31, 2016
Required Multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total Shares as a multiple of base salary
5.0	4,777,028	3,248,831	6,446,022	13,487,017	27,958,898	28.13

Pension

Mr. Techar participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees
•

the Employees’ Retirement Plan of the Bank of Montreal/Harris (“Harris Plan”) in the final average earnings defined benefit provisions which is a company paid plan offered to eligible employees of BMO Harris

•	a Retirement Allowance Agreement (“RAA”), a Bank-funded non-registered agreement that defines his overall pension arrangement and clarifies his entitlement if there is a change of control.

(1)	The three-year TSR calculated for compensation purposes differs from the three-year TSR reported above and in the Bank’s 2016 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, instead of on the closing price on October 31.

93	Bank of Montreal Management Proxy Circular

Mr. Techar’s overall annual normal retirement pension benefit is:

•	equal to 2% of his pensionable earnings, multiplied by his years of credited service
•

pensionable earnings for Mr. Techar are in U.S. dollars and capped at 145% of base salary. They are defined as the sum of his last 12 months‘ salary and the average of his highest five consecutive short-term incentive plan awards

•	based on his U.S. dollar salary and the U.S. dollar equivalent of his Canadian short-term incentive plan awards
•	payable immediately subject to legislation, regulations and plan rules
•	the portion that is paid from the BMO Canada Pension Plan is paid as periodic payments
•	the portion paid from the Harris Qualified Plan is paid as either periodic payments or in a lump sum (Mr. Techar’s option), the portion from the Harris Non-Qualified Plan is paid as a lump sum
•	the remainder is converted into cash and paid in a lump sum according to the terms of the RAA.

His total annual retirement pension benefit to date is $933,406, payable immediately on an unreduced basis. This amount will increase with additional years of credited service and earnings. See page 104 for more information.

Bank of Montreal Management Proxy Circular	94

Darryl White, Group Head, BMO Capital Markets

In fiscal 2016, Mr. White led the BMO Capital Markets business and was responsible for BMO Financial Group’s interactions with corporate, institutional and government clients. He chaired the BMO Capital Markets Operating, Executive and Management Committees.

Mr. White has held the following senior management positions with the Bank:

1994	Joined BMO’s Investment Banking Group in Toronto and progressed through various roles in M&A, Diversified Industries and Media and Communications
2006	Executive Managing Director & Head of Investment & Corporate Banking Montreal. He also served as Co-Head of the Media & Communications Practice
2010	Deputy Head, Investment & Corporate Banking, Canada and Global Head, Equity Capital Markets
2014	Appointed to Group Head, BMO Capital Markets on November 1

Mr. White is a past recipient of Canada’s Top 40 Under 40 Award, a Dean’s Honour List graduate of Western University’s Ivey Business School and a graduate of the Advanced Management Program at the Harvard Business School.

Mr. White was appointed Chief Operating Officer, BMO Financial Group, on November 1, 2016. He provides strategic leadership for the bank’s Personal, Commercial and Wealth businesses, oversees Marketing and ensures the bank’s technology function delivers strategic capabilities to these businesses.

2016 compensation
(Canadian $)	2016	2015	2014
Cash
Salary (a)	483,333	400,000	241,667
Short-term incentive (bonus)	2,800,000	1,975,000	1,986,923
Total cash	3,283,333	2,375,000	2,228,590
Equity
Performance share units*	3,160,000	2,600,000	2,385,877
Stock options	765,000	625,000	247,950
Deferred share units	975,000	800,000	0
Total equity	4,900,000	4,025,000	2,633,827
Total direct compensation	8,183,333	6,400,000	4,862,417
* Prior to 2015, mid-term incentives were granted as RSUs.

(a)	$250,000 effective January 1, 2014, $400,000 effective November 1, 2014 and $500,000 effective January 1, 2016.

Target

Mr. White’s target total compensation increased for 2016 to reflect the responsibilities of his role and position his compensation competitively with the market. This included an increase in salary to $500,000.

Performance

The CEO assessed Mr. White’s 2016 performance against his individual objectives:

•	Delivered record year-over-year growth in net income
•	Continued to foster cross business collaboration through the One Bank taskforce
•	Completed the acquisition and integration of Greene Holcomb Fisher, complementing BMO’s U.S. M&A practice and broadening our coverage of the mid-cap market

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•	Continued to drive productivity improvements across the business
•	Continued to enhance our supervisory, risk management and regulatory compliance infrastructure and processes to further strengthen our control environment

See pages 58 to 61 of the Annual Report for a full discussion of 2016 group objectives and achievements.

Mr. White delivered strong performance against his individual objectives for the year. His expertise and contributions are assets to the Bank. His total direct compensation was calculated above target as BMO Capital Markets exceeded its goals and helped the Bank deliver a strong relative TSR performance. The Bank’s three-year total shareholder return of 12.5%(1) was above the average of the Canadian bank peer group average by 159 basis points.

Incentive awards

Mr. White’s short-term incentive is funded 25% on Bank performance and 75% on BMO Capital Markets performance. In 2016 BMO Capital Markets had a record year with revenue consistently exceeding $1 billion per quarter and earnings growth of 23%. As a result, short-term, mid-term and long-term incentive calculations all exceeded targets. After reviewing business performance factors and secondary considerations, the Committee made no changes to Mr. White’s calculated awards. See page 84 for details.

Short-term incentive plan
BMO Capital Markets measures (a)	2016 performance (b)		Impact to pool funding
Adjusted net income	Exceeded target	Adjusted net income was above target driven by strong revenue growth.	Exceeded target
Adjusted revenue growth	Exceeded target	Adjusted revenue growth was above target driven by strong performance in Trading Products and Investment & Corporate Banking.
Adjusted return on equity	Exceeded target	Adjusted ROE was above target driven by higher than target adjusted net income.
Adjusted efficiency ratio (c)	Exceeded target	Adjusted efficiency ratio of 59.0% was better than target due to higher than target adjusted revenue.
Customer loyalty/experience	Exceeded target	Customer loyalty was above target.

(a)	Adjusted results exclude the amortization of acquisition-related intangible assets ($1 million after tax in 2016). Adjusted measures are non-GAAP as discussed more fully on page 55 of this circular, and on page 33 of the Bank’s 2016 Annual Report.
(b)	For compensation purposes, an adjustment was made to BMO Capital Markets’ results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.
(c)	Adjusted efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, expressed as a percentage.

See page 69 for the Bank’s performance measures under the short-term incentive plan.

Target for 2017

On November 1, 2016, Mr. White became Chief Operating Officer. Mr. White’s target total compensation for 2017 is competitive with the market and will not change, however his salary will increase to $750,000.

(1)	The three-year TSR calculated for compensation purposes differs from the three-year TSR reported above and in the Bank’s 2016 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, instead of on the closing price on October 31.

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Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 64% of Mr. White’s 2016 total variable compensation is deferred.

Share ownership

Mr. White exceeds his share ownership guidelines.

Share ownership as at December 31, 2016
Required multiple of target total direct compensation	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total Shares as a multiple of target total direct compensation
1.0	26,653	1,519,865	6,933,293	2,024,030	10,503,841	Exceeds requirement

Pension

Mr. White is eligible to participate in the Nesbitt Burns Employee Retirement Plan, a defined contribution plan. He is currently not a member of this plan.

97	Bank of Montreal Management Proxy Circular

Jean-Michel Arès, Chief Technology and Operations Officer, BMO Financial Group

Mr. Arès has enterprise accountability for the diverse businesses and functions within Technology & Operations (T&O): Technology Development & Enterprise Infrastructure, Product Operations, Corporate Real Estate and Strategic Sourcing. He drives innovation and partners with the businesses to fully leverage the use of information technology and superior processes as a strategic tool and to provide competitive advantage in achieving BMO’s vision to be the Bank that defines customer experience.

Mr. Arès joined the Bank in April 2010 in his current role. Before joining the Bank he held the following positions:

1993	Consultant at McKinsey & Company, serving clients in telecommunications and banking
1996	Joined General Electric in the Corporate Initiatives Group, later that year appointed Chief Information Officer at GE Power Systems
2000	Appointed Vice-President and Chief Information Officer, GE Power Systems
2002	Joined The Coca-Cola Company as Vice-President and Chief Information Officer, later appointed Senior Vice-President and Chief Information Officer

Mr. Arès has Bachelor and Master degrees in Electrical Engineering and an MBA from McGill University in Montreal.

2016 compensation
(Canadian $)	2016		2015		2014
Cash
Salary in US$	500,000		500,000		500,000
Salary (a)	662,550		627,350		546,850
Short-term incentive (bonus)	685,000		580,000		700,000
Total cash	1,347,550		1,207,350		1,246,850
Equity
Performance share units*	3,215,000	(b)	3,075,000	(b)	3,190,000	(b)
Stock options	255,000		210,000		250,000
Deferred share units	365,000		320,000		360,000
Total equity	3,835,000		3,605,000		3,800,000
Total direct compensation	5,182,550		4,812,350		5,046,850
* Prior to 2015, mid-term incentives were granted as RSUs.

(a)	Mr. Arès’ base salary is paid in U.S. dollars. The amount he receives is converted to Canadian dollars for compensation purposes using each fiscal year’s average exchange rate:
•	2016: US$1.00 = Cdn$1.3251
•	2015: US$1.00 = Cdn$1.2547
•	2014: US$1.00 = Cdn$1.0937
(b)	Includes RSUs awarded as part of a multi-year project initiative.

Target

Mr. Arès’ target total direct compensation did not change for 2016. He continues to be eligible for restricted share units as part of a multi-year project initiative.

Performance

The CEO assessed Mr. Arès’ 2016 performance against his key individual objectives:

•	Advanced BMO’s technology architecture, ensuring that it continues to be more customer-centric, faster and more cost-effective

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•

Delivered new digital capabilities and offerings across BMO, including the launch of SmartFolio®, Canada’s first bank-owned digital portfolio platform, and the ability for new Canadian customers to open a bank account from their smartphone

•	Strengthened the leadership, processes and technology within Technology & Operations, and protected the Bank from cyber security threats

Mr. Arès performed well against his individual objectives this year. His total direct compensation was slightly above target, driven primarily by the Bank’s strong relative TSR performance. The Bank’s three-year total shareholder return of 12.5%(1) was above the Canadian bank peer group average by 159 basis points.

Incentive awards

Mr. Arès’ mid-term and long-term incentive calculations exceeded target, largely driven by the Bank’s three-year TSR, which outperformed the average of our Canadian bank peer group and the overall market return in Canada. His short-term incentive award is based on 25% on Bank performance and 75% on the weighted average of all operating group measures, and was calculated at slightly below target. After reviewing business performance factors and secondary considerations, the Committee made no changes to Mr. Arès’ calculated awards. See page 84 for details.

Target for 2017

Mr. Arès’ target total direct compensation is competitive and did not change for 2017. He will continue to be eligible for restricted share units as part of a multi-year project initiative.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 85% of Mr. Arès’ 2016 total variable compensation is deferred.

Share ownership

Mr. Arès exceeds his share ownership guidelines.

Share ownership as at December 31, 2016
Required Multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total Shares as a multiple of base salary
5.0	81,795	8,919,922	2,765,160	4,169,288	15,936,165	24.05

Pension

Mr. Arès participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees
•	the Executive Supplementary Pension Plan (“Supplementary Plan”), a Bank-funded non-registered arrangement for executives, designated managing directors and designated officers
•	the Employees’ Retirement Plan of the Bank of Montreal/Harris (“Harris Plan”) in the account-based provisions which is a company plan offered to eligible employees of BMO Harris.

Mr. Arès’ overall annual normal retirement pension benefit is:

•

equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service in the BMO Canada Pension Plan and Supplementary Plan, less an offset for a Canada Pension Plan (“CPP”) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service in the BMO Canada Pension Plan and Supplementary Plans

(1)	The three-year TSR calculated for compensation purposes differs from the three-year TSR reported above and in the Bank’s 2016 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, instead of on the closing price on October 31.

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•

pension attributed to the BMO Canada Pension Plan and Supplementary Plan is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules

•

pension attributed to the Harris Plan is an account-based benefit. Annual credits provide 3% to 8% of eligible pay based on age and service points. Account balances accumulate annually with interest based on 10-year Treasury Bond rates with a minimum rate of 5.03% up to December 31, 2016 and 5.00% on and after January 1, 2017. The Harris Non-Qualified Plan provides for benefits in excess of statutory compensation limits for the Harris Qualified Plan

•	portion paid from the BMO Canada Pension Plan and Supplementary Plan are paid as periodic payments
•	portion from the Harris Qualified Plan is paid as either periodic payments or in a lump sum (Mr. Arès’ option), the portion from the Harris Non-Qualified Plan is paid in a lump sum.

His total annual retirement pension benefit to date is $44,093, payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 104 for more information.

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EXECUTIVE COMPENSATION TABLES

Summary compensation table

The table below shows the compensation granted to the NEOs in each of the last three fiscal years.

			Share- based		Option- based	Non-equity incentive plan compensation ($)	Pension	All other	Total
Name and principal position	Year	Salary ($)	awards ($)(a)		Awards ($)(a)(b)	Annual incentive plans (c)	value ($)(d)	compensation ($)(e)	compensation ($)
William A. Downe	2016	1,987,650	6,349,500		918,000	1,368,600	0	17,558	10,641,308
Chief Executive	2015	1,882,050	6,038,250		873,000	1,361,700	0	16,625	10,171,625
Officer	2014	1,594,979	5,800,000		800,000	1,750,000	0	14,218	9,959,197
Thomas E. Flynn	2016	500,000	1,835,000		300,000	890,000	100,251	14,959	3,640,210
Chief Financial	2015	500,000	1,680,000		270,000	750,000	104,624	14,959	3,319,583
Officer	2014	500,000	1,665,000		270,000	765,000	89,199	14,959	3,304,158
Frank J. Techar	2016	993,825	3,545,000		485,000	990,000	92,475	519,088	6,625,388
Chief Operating	2015	930,569	3,260,000		465,000	925,000	61,132	85,905	5,727,606
Officer	2014	765,590	3,260,000		470,000	970,000	866,323	14,218	6,346,131
Darryl White	2016	483,333	4,135,000		765,000	2,800,000	0	2,992	8,186,325
Group Head,	2015	400,000	3,400,000		625,000	1,975,000	0	1,726	6,401,726
BMO Capital Markets	2014	241,667	2,385,877		247,950	1,986,923	0	0	4,862,417
Jean-Michel Arès	2016	662,550	3,580,000	(f)	255,000	685,000	37,914	1,190,615	6,411,079
Chief Technology	2015	627,350	3,395,000	(f)	210,000	580,000	50,570	1,087,197	5,950,117
and Operations Officer	2014	546,850	3,550,000	(f)	250,000	700,000	44,006	720,462	5,811,318

Cash compensation paid in U.S. dollars has been converted into Canadian dollars using an average exchange rate for each fiscal year: US$1.00 = Cdn$1.3251 in 2016, US$1.00 = Cdn$1.2547 in 2015 and US$1.00 = Cdn$1.0937 in 2014.

U.S. dollar pension values have been converted into Canadian dollar values at an October 31 spot rate for each fiscal year: US$1.00 = Cdn$1.3411 in 2016, US$1.00 = Cdn$1.3075 in 2015 and US$1.00 = Cdn$1.1271 in 2014.

(a)	The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown are the values on the grant date in each of the 2016, 2015 and 2014 calendar years. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2014, from November 1 to December 31, 2013.
•	The value of options granted during this period was: Mr. Downe $1,250,000, Mr. Flynn $540,000, Mr. Techar $600,000, Mr. White $237,510 and Mr. Ares $540,000.
•	The value of share-based awards during this period was: Mr. Downe $5,650,000, Mr. Flynn $1,260,000, Mr. Techar $1,800,000, Mr. White $2,287,490 and Mr. Ares $1,260,000.
(b)	A third party consultant prepared an estimate of the value of the options on the grant date, which was reviewed by the Bank’s market risk group. The consultant uses a binomial pricing model, a commonly used valuation method. The consultant gave key assumptions used to determine the option fair value: historic dividend yield: 4.73%, historic share price volatility: 25.17%, risk free rate of return: 1.35% and period until exercise: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2016 is $16.47 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. A binomial option pricing model was used with the following assumptions: expected dividend yield 4.3% – 4.4%, expected share price volatility 18.4% – 18.8%, risk free rate of return 1.7% – 1.8% and expected period until exercise 6.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted in December 2016 is approximately $11.62 per option. For the options granted in December 2015, the compensation value was $13.90 and the accounting value was $7.60.
(c)	Executives can defer a portion of their short-term cash incentive award and receive DSUs instead. None of the named executives has deferred their award in the last three years.
(d)	Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes (see page 104 for information about the pension plans and obligations). Mr. Downe’s pension values for fiscal 2014, 2015 and 2016 are zero because he did not accrue further pension benefits in those years as he reached his total pension entitlement cap of US$1,000,000 in fiscal 2012.
(e)	These amounts represent the Bank’s contributions to the NEOs under the employee share purchase programs, and on employee savings plans, plus the total value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower). Mr. Techar’s 2016 amount includes a tax equalization payment of $415,566. Mr. Arès’ 2016 amount includes a tax equalization payment of $854,226.
(f)	Includes restricted share units awarded as part of a multi-year project initiative.

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Outstanding option based awards and share-based awards

The following tables show the value of the outstanding option-based and share-based awards for each NEO as of October 31, 2016.

		Option-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price (a)	Option expiration date	Value of unexercised in-the-money options (b)	Value of options exercised (c)
William A. Downe
	14-Dec-2006	65,861	$68.97	14-Dec-2016	$1,079,462	$520,318
	13-Dec-2007	165,400	$60.23	13-Dec-2017	$4,156,502
	10-Dec-2009	183,194	$53.45	10-Dec-2019	$5,845,721
	22-Dec-2010	199,408	$57.78	22-Dec-2020	$5,499,673
	13-Dec-2011	178,572	$56.00	13-Dec-2021	$5,242,874
	14-Dec-2012	166,362	$60.11	14-Dec-2022	$4,200,641
	16-Dec-2013	91,108	$68.60	16-Dec-2023	$1,526,970
	15-Dec-2014	51,223	$78.09	15-Dec-2024	$372,391
	14-Dec-2015	62,800	$77.23	14-Dec-2025	$510,564
Total		1,163,928			$28,434,798	$520,318
Thomas E. Flynn
	14-Dec-2006	11,800	$68.97	14-Dec-2016	$193,402	$55,326
	13-Dec-2007	17,300	$60.23	13-Dec-2017	$434,749	$303,172
	11-Dec-2008	0	$34.13	11-Dec-2018	$0	$382,146
	10-Dec-2009	0	$53.45	10-Dec-2019	$0	$1,641,556
	22-Dec-2010	35,951	$57.78	22-Dec-2020	$991,529	$639,240
	13-Dec-2011	72,671	$56.00	13-Dec-2021	$2,133,621
	14-Dec-2012	40,284	$60.11	14-Dec-2022	$1,017,171
	16-Dec-2013	39,359	$68.60	16-Dec-2023	$659,657
	15-Dec-2014	17,288	$78.09	15-Dec-2024	$125,684
	14-Dec-2015	19,423	$77.23	14-Dec-2025	$157,909
Total		254,076			$5,713,722	$3,021,440
Frank J. Techar
	14-Dec-2006	42,612	$68.97	14-Dec-2016	$698,411
	13-Dec-2007	53,064	$60.23	13-Dec-2017	$1,333,498
	22-Dec-2010	63,581	$57.78	22-Dec-2020	$1,753,564
	13-Dec-2011	77,231	$56.00	13-Dec-2021	$2,267,502
	14-Dec-2012	49,909	$60.11	14-Dec-2022	$1,260,202
	16-Dec-2013	43,732	$68.60	16-Dec-2023	$732,948
	15-Dec-2014	30,094	$78.09	15-Dec-2024	$218,783
	14-Dec-2015	33,450	$77.23	14-Dec-2025	$271,949
Total		393,673			$8,536,857
Darryl White
	14-Dec-2012	20,263	$60.11	14-Dec-2022	$511,641
	16-Dec-2013	17,312	$68.60	16-Dec-2023	$290,149
	15-Dec-2014	15,876	$78.09	15-Dec-2024	$115,419
	14-Dec-2015	44,960	$77.23	14-Dec-2025	$365,525
Total		98,411			$1,282,734
Jean-Michel Arès
	22-Dec-2010	30,175	$57.78	22-Dec-2020	$832,227
	13-Dec-2011	62,431	$56.00	13-Dec-2021	$1,832,974
	14-Dec-2012	57,356	$60.11	14-Dec-2022	$1,448,239
	16-Dec-2013	39,359	$68.60	16-Dec-2023	$659,657
	15-Dec-2014	16,008	$78.09	15-Dec-2024	$116,378
	14-Dec-2015	15,107	$77.23	14-Dec-2025	$122,820
Total		220,436			$5,012,295

(a)	The option exercise price is equivalent to the closing market value of BMO Shares on the trading day immediately preceding the date of grant.
(b)	The value of unexercised in-the-money options equals the difference between the grant price of the options and the closing price of the Shares on the TSX on October 31, 2016 ( $85.36). This includes options that have not yet vested or cannot be exercised because they are subject to 50% or 100% price condition hurdles that have not been reached.
(c)	The value of options exercised is the proceeds received in fiscal 2016 from the exercise of options granted in previous years, before deductions for taxes and commissions.

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			Share-based awards
Name	Grant date	Plan	Number of Shares or units that have not vested	Market or payout value of unvested share-based awards not paid out or distributed ($)	Number of Shares or units that have vested (d)	Market or payout value of vested share- base awards not paid out or distributed ($)(e)
William A. Downe
	13-Dec-2011	Awarded DSU			31,133	$2,657,499
	14-Dec-2012	Awarded DSU			25,543	$2,180,343
	16-Dec-2013	Awarded DSU			34,459	$2,941,383
	16-Dec-2013	PSU	53,286	$4,548,483
	15-Dec-2014	Awarded DSU	32,368	$2,762,927
	15-Dec-2014	PSU	44,427	$3,792,266
	14-Dec-2015	Awarded DSU	33,313	$2,843,586
	14-Dec-2015	PSU	47,571	$4,060,673
		Deferred DSU			200,735	$17,134,764
Total			210,965	$18,007,935	291,870	$24,913,989
Thomas E. Flynn
	14-Dec-2012	Awarded DSU			6,661	$568,567
	16-Dec-2013	Awarded DSU	5,770	$492,511
	16-Dec-2013	RSU	13,702	$1,169,611
	15-Dec-2014	Awarded DSU	5,597	$477,757
	15-Dec-2014	RSU	16,333	$1,394,216
	14-Dec-2015	Awarded DSU	5,680	$484,831
	14-Dec-2015	PSU	16,911	$1,443,539
Total			63,993	$5,462,465	6,661	$568,567
Frank J. Techar
	14-Dec-2012	Awarded DSU			8,252	$704,419
	16-Dec-2013	Awarded DSU	9,616	$820,852
	16-Dec-2013	RSU	18,269	$1,559,480
	15-Dec-2014	Awarded DSU	9,576	$817,367
	15-Dec-2014	RSU	33,320	$2,844,200
	14-Dec-2015	Awarded DSU	9,378	$800,534
	14-Dec-2015	PSU	34,499	$2,944,818
		Deferred DSU			93,434	$7,975,504
Total			114,658	$9,787,251	101,686	$8,679,923
Darryl White
	16-Dec-2013	RSU	17,413	$1,486,373
	15-Dec-2014	RSU	23,382	$1,995,856
	14-Dec-2015	Awarded DSU	10,567	$902,010
	14-Dec-2015	PSU	35,175	$3,002,560
Total			86,537	$7,386,799
Jean-Michel Arès
	31-Dec-2010	Awarded DSU			6,211	$530,192
	13-Dec-2011	Awarded DSU			1,112	$94,911
	14-Dec-2012	Awarded DSU			11,121	$949,288
	16-Dec-2013	Awarded DSU	5,770	$492,511
	16-Dec-2013	RSU	13,702	$1,169,611
	15-Dec-2014	Awarded DSU	4,855	$414,440
	15-Dec-2014	RSU	26,133	$2,230,745
	15-Dec-2014	RSU	15,549	$1,327,294
	14-Dec-2015	Awarded DSU	4,227	$360,804
	14-Dec-2015	PSU	14,544	$1,241,443
	14-Dec-2015	RSU	27,058	$2,309,661
		Deferred DSU			5,629	$480,478
Total			111,838	$9,546,509	24,073	$2,054,869

(d)	The number of Shares or units that have vested represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.
(e)	The market or payout value of vested share-based awards not paid out or distributed represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

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Incentive plan awards – Value vested or earned

The table below shows the value of option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned in fiscal 2016.

Name	Option-based awards – value vested during the year ($)(a)	Share-based awards –value vested during the year ($)(b)	Non-equity incentive plan compensation – value earned during the year ($)(c)
William A. Downe	1,651,058	5,233,692	1,368,600
Thomas E. Flynn	556,008	1,753,719	890,000
Frank J. Techar	717,237	2,172,749	990,000
Darryl White	85,666	2,615,940	2,800,000
Jean-Michel Arès	573,830	2,006,613	685,000

(a)	The value of stock options that vested during the fiscal year is based on the difference between the grant price of the options and the closing share price on the TSX on the vesting date.
(b)	The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these awards during the period. Share-based awards are valued using a 20-day volume-weighted average of a BMO common share on the TSX calculated as at December 1, 2015 for RSU awards and a 10-day average of a BMO common share on the TSX calculated as at December 14, 2015 for DSU awards.
(c)	These are the annual cash incentive awards for 2016. This table includes the full amount of the annual cash bonus even if a portion was voluntarily deferred into DSUs.

Retirement benefits

Defined benefit pension plan table

Four of the NEOs participate in a defined benefit pension plan sponsored by the Bank. Mr. White is eligible to participate in the Nesbitt Burns Employee Retirement Plan which is a defined contribution plan, however, he is currently not a member of this plan. The table below shows the pension benefits under the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility time frames – year end, estimated at normal retirement and estimated at age 65 – and accrued obligations determined on a defined benefit basis.

Name	Number of years credited service	Annual benefits payable ($)(a)(b)						Accrued obligation at start of year ($)(e)	Compensatory change ($)(f)	Non- compensatory change ($)(f)	Accrued obligation at year end ($)(e)
		At year end (c)		At normal retirement (d)		At age 65
William A. Downe	33.42	1,341,100	(g)	1,341,100	(g)	1,341,100	(g)	20,052,343	0	2,175,048	22,227,391
Thomas E. Flynn	23.92	227,604		255,267		358,915		2,311,816	100,251	541,827	2,953,894
Frank J. Techar	32.00	933,406	(h)	962,575	(h)	1,069,528	(h)	14,517,626	92,475	2,217,709	16,827,810
Jean-Michel Arès	6.58	44,093	(i)	50,508	(i)	50,508	(i)	366,353	37,914	47,384	451,651

(a)	Annual benefits payable include all pension entitlements from the Bank.
(b)	All annual benefits shown for Mr. Flynn, Mr. Techar and Mr. Arès reflect earnings as of October 31, 2016.
(c)	Annual benefits payable reflect the pension benefit earned as at year end and do not reflect the reductions of benefits applied in the event of early retirement.
(d)	According to their pension arrangements, Mr. Downe and Mr. Techar have a normal retirement age of 60. A portion of Mr. Flynn’s pension will not be reduced at age 60 and his total pension will not be reduced at his normal retirement age of 65. The amount shown is the amount payable at age 60.
(e)	Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation due to differences between the lump sum assumptions (which depend on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.
(f)	Compensatory change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-compensatory change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.
(g)	A portion of Mr. Downe’s annual pension benefit will be payable as an annuity from the BMO Canada Pension Plan. The balance of the total annual pension entitlement will be converted to a lump sum on retirement. The annual pension is subject to a total pension entitlement cap of US$1,000,000. The Cdn$1,341,100 annual benefit payable has been converted from US$1,000,000 at the exchange rate outlined in the notes to the Summary compensation table.
(h)	A portion of Mr. Techar’s annual pension benefit will be payable from the BMO Canada Pension Plan, a portion from the Harris Qualified Plan may be paid either as periodic payments or in a lump sum (Mr. Techar’s option), and a portion of the Harris Non-Qualified Plan paid as a lump sum. The balance of the total annual pension entitlement will be converted to a lump sum on retirement. The benefit amounts shown have been converted from U.S. dollars at the exchange rate outlined in the notes to the Summary compensation table.
(i)	A portion of Mr. Arès’ annual pension benefit will be payable from the BMO Canada Pension Plan and Supplementary Plans, a portion of the Harris Qualified Plan may be paid either as periodic payments or in a lump sum (Mr. Arès’ option). The balance of his entitlement from the Harris Non-Qualified Plan will be payable as a lump sum. The pension values in respect of the Harris Qualified and Non-qualified Plans reflect the closure of the Plans effective February 28, 2017. The benefit amounts shown have been converted from U.S. dollars at the exchange rate outlined in the notes to the Summary compensation table (see page 101).

Bank of Montreal Management Proxy Circular	104

Termination and change of control benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios and where applicable the incremental payment.

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change in control
Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Ceases upon voluntary retirement	No incremental payment
Short term incentive plan (Bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment
Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply Units are forfeited if non-solicit provision is breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply Units are forfeited if non-solicit and non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply
Long-term incentive plan (stock options)	All options are cancelled	All options are cancelled	All vested options expire the earlier of normal expiry or 90 days after termination. If non-solicit provision is breached, all options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead	All options expire at the earlier of five years from retirement or normal expiry. If non-compete and non-solicit provisions are breached, all options are cancelled	Upon termination other than for cause within 24 months after change of control, all options become fully vested and will expire within 90 days
Deferred share units (“DSUs”)	Units are redeemed if vested, otherwise forfeited	Units are redeemed if vested, otherwise forfeited(a)	Units are redeemed if vested, otherwise forfeited	Units are redeemed	Participation continues
The BMO Canada Pension Plan Executive Supplementary Pension Plan	No incremental payment	No incremental payment

No incremental payment from the BMO Canada Pension Plan

For Supplementary Plan, prior to age 55, bonus related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by Canadian credited service) is payable

				No incremental payment	No incremental payment
BMO Nesbitt Burns Employee Retirement Plan Employees’ Retirement Plan of the Bank of Montreal/Harris	No incremental payment	No incremental payment	No incremental Payment	No incremental payment	No incremental payment

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Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change in control
Retirement Allowance Agreement (b)	No incremental payment	No incremental payment	Granted an additional two years of credited service plus severance payment equal to two times the sum of annual salary plus the average of the best five consecutive bonuses.	No incremental payment	The payment is the same as Termination without cause, if there is a change of control and within 24 months the executive is terminated without cause.
Benefits	None	None	None	None	None
Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment

(a)	All granted DSUs awarded on or after December 2013 that are vested will also be forfeited on termination with cause.
(b)	Limited to Mr. Downe and Mr. Techar, termination without cause includes voluntary termination by the executive within 24 months of a change in control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios below as at October 31, 2016 (a). Except for those NEOs whose severance payments are governed by written retirement allowance agreements, this table does not include amounts to which an NEO may be entitled under common law or civil law.

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)		Retirement (early or normal) ($)	Change in control ($) (c)
William A. Downe	Total cash severance	0	0	9,792,043		0	9,792,043
	Stock options	0	0	0		0	7,324,416
	Pension	0	0	0		0	0
	Total	0	0	9,792,043		0	17,116,459
Thomas E. Flynn	Total cash severance	0	0	–	(b)	0	–	(b)
	Stock options	0	0	0		0	1,825,693
	Pension	0	0	59,792		0	0
	Total	0	0	59,792		0	1,825,693
Frank J. Techar (d)	Total cash severance	0	0	4,225,282		0	4,225,282
	Stock options	0	0	0		0	3,570,659
	Pension	0	0	58,337		0	58,337
	Total	0	0	4,283,619		0	7,854,278
Darryl White	Total cash severance	0	0	–	(b)	0	–	(b)
	Stock options	0	0	0		0	899,009
	Pension	0	0	0		0	0
	Total	0	0	0		0	899,009
Jean-Michel Arès	Total cash severance	0	0	–	(b)	0	–	(b)
	Stock options	0	0	0		0	1,260,915
	Pension	0	0	2,445		0	0
	Total	0	0	2,445		0	1,260,915

(a)	The estimated incremental benefit calculations assume the NEO ceased to be an employee on October 31, 2016. Values are based on the closing share price on the TSX on October 31, 2016 ($85.36). Incremental payments in U.S. dollars have been converted at US$1.00 = Cdn$1.3411.
•

Severance payments for Mr. Downe and Mr. Techar are governed by their respective Retirement Allowance Agreements and termination without cause includes voluntary termination by the executive within 24 months of a change in control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.

•

Stock option values shown are the in-the-money amount of options vesting earlier than normal. Accelerated vesting of all stock options would occur if the NEO’s employment terminates, other than for cause, within 24 months of the change of control and all options expire within 90 days thereafter. Options do not vest automatically on a change of control without termination of employment.

•

Pension payments for Mr. Downe and Mr. Techar are governed by their respective Retirement Allowance Agreements (“RAAs”). Mr. Downe has reached the US$1,000,000 pension cap and no additional amounts are payable under his Retirement Allowance Agreement. Payments for Mr. Flynn are governed by the BMO Canada Pension Plan and the Executive Supplementary Pension Plan, and Mr. Arès by a combination of the BMO Canada Pension Plan, the Executive Supplementary Pension Plan and the Employees’ Retirement Plan of the Bank of Montreal/Harris. Mr. White is eligible to participate in the Nesbitt Burns Employee Retirement Plan which is a defined contribution plan. He is currently not a member of this plan.

(b)	Common law would determine severance payments upon a termination without cause, whether or not following a change in control. Statutory benefits have not been included in the table.
(c)	For the definition of a change of control for the stock option plan, refer to page 82. For the purposes of the RAAs for Mr. Downe and Mr. Techar, a change of control is a merger, amalgamation, consolidation of operations or purchase of the bank. The RAAs require a change of control and termination without cause in order for severance payments to be made.
(d)	Mr. Techar’s target total compensation did not change when he was appointed to his new role (see page 93 for details). He is also eligible for a one-time award of Cdn$2 million in restricted share units. The award will be granted in 2017 and will vest in January of 2019 as long as he remains employed with the Bank. Normal vesting and payout dates will apply if he is terminated without cause.

Bank of Montreal Management Proxy Circular	106

Additional information about the long-term incentive plans

Stock option plans

The Bank’s Stock Option Plan and the Marshall & Ilsley (“M&I”) stock option plans BMO assumed when it acquired M&I are the only compensation plans that the Bank issues equity securities under.

Stock Option Plan – Shareholders approved this plan in 1995, and approved an amendment to increase the number of Shares that may be issued under the plan at the Annual Meeting of Shareholders on March 3, 2009. In 2016, the Board amended the Stock Option Plan to permit, in the case of participants terminated in connection with a divestiture, stock options to be cancelled if the stock options are being replaced by the purchaser with reasonably equivalent or greater awards. The Board also amended the plan to permit the Human Resources Committee to extend the expiry date of options for more than five years, but not beyond the original option term of ten years, from the date of grant in the case of a participant’s retirement, permanent disability or death.

Non-Officer Director Stock Option Plan – Shareholders approved this plan in 2002. The Board decided to discontinue granting options effective November 1, 2003 and the plan is no longer active. The last options that were granted under this plan expired on February 28, 2013.

Dilution impact of long-term incentive plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding Shares. The Bank also monitors the outstanding number of options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and the management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding Shares as of October 31, 2016)
	2016	2015	2014
Overhang the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of 645,761,333, the total number of issued and outstanding Shares at the end of the fiscal year	2.16%	2.55%	2.71%
Dilution the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year	1.52%	1.88%	2.05%
Burn rate the number of stock options issued during the year, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year	0.12%	0.10%	0.25%

Securities authorized for issuance under the equity compensation plans

The following table shows (at October 31, 2016):

•	Shares to be issued when outstanding options under the various stock option plans are exercised
•	remaining number of Shares available for issue under the Stock Option Plan (there are no further Shares available for issue under the M&I stock option plans).

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Shareholders have approved all equity compensation plans that involve issuing Shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the security holders	9,805,299	$77.41	4,151,676
Equity compensation plans not approved by the security holders	nil	nil	nil
Total	9,805,299	$77.41	4,151,676

(a)	Includes outstanding M&I stock options that were converted into 829,007 options to purchase Shares when the M&I acquisition closed, in accordance with the purchase agreement.
(b)	Includes the weighted-average exercise price for the converted M&I stock options of $241.89. The weighted-average exercise price for the M&I options has been converted into Canadian dollars at an October 31, 2016 spot rate: US$1.00 = Cdn$1.3411.

Bank’s stock option plan – Issuance limits

Eligibility	Options granted to employees and employees on a temporary leave of absence of the Bank and its affiliates at the Committee’s discretion
Maximum number of Shares issuable	75,876,632 Shares (representing 11.69% of issued and outstanding Shares as at February 6, 2017)
Currently issued (dilution)	9,111,377 Shares that may be issued upon exercise of outstanding options (representing 1.40% of the Bank’s issued and outstanding Shares as at February 6, 2017)
Available for issue	3,797,914 Shares remaining available for issue (representing 0.59% of the Bank’s issued and outstanding Shares as at February 6, 2017)
Other limits

The number of Shares may be issued to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares.

The number of Shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares.

The maximum number of Shares reserved for issue under options to any one participant cannot exceed 5% of the Shares then issued and outstanding.

Committee guideline (overhang)	The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the Bank’s issued and outstanding Shares.

Bank’s stock option plan – Conditions

Maximum Term	Expires 10 years from date of grant. If the expiry falls during a Bank trading blackout period, the term is extended to the fifth business day after blackout period is lifted. Any option holder who is a U.S. taxpayer is excluded from this provision.
Exercise price	Equal to the closing price of the Shares on the TSX on the trading day immediately preceding the date of grant
Vesting and exercise of options	Stock options must vest before they can be exercised. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in equal tranches over a four-year period starting from their grant date.
Beginning in 2013, the Committee may outline different vesting terms in the participant’s award acknowledgement.
The Committee has full discretion to determine the number of options to be granted in the form of standard options and those with growth in Share price conditions.

Bank of Montreal Management Proxy Circular	108

Expiry of options	The earlier of:
	(i)	the fifth anniversary of a participant’s retirement date
	(ii)	the fifth anniversary (third anniversary for options granted before November 2014) of the date of termination of full-time employment due to disability or death
	(iii)	the 10-year anniversary of date of grant.
Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.
Transfer/ assignment	Only by will or under succession laws
Forfeiture on detrimental act committed while employed	All or a portion of an executive’s vested and non-vested options may be forfeited if it is discovered that while employed a former executive committed an act detrimental to the Bank.
Forfeiture on competition	Options may be forfeited where a retired participant or participant on permanent disability competes with the Bank or solicits the Bank’s employees or customers, or when a participant who was terminated without cause solicits the Bank’s employees or customers.
Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.
Plan changes

The Committee or Board of Directors may amend, modify or terminate the plan at any time as long as any changes do not decrease entitlements that have accrued prior to the date of change.

Shareholders must approve the following changes:

	(i)	increasing the number of Shares reserved for issue under the plan
	(ii)	reducing the exercise price of an option (the cancellation or termination of an option of a plan participant prior to its expiry date for the purpose of re-issuing options to the same plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option)
	(iii)	extending the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank)
	(iv)	extending eligibility to participate in the plan to non-employee directors
	(v)	allowing options or stock appreciation rights to be transferred other than for normal estate settlement purposes
	(vi)	extending the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank)
	(vii)	allowing awards, other than options and stock appreciation rights, to be made under the plan
Amendments which may be made without shareholder approval include: amendments of a “housekeeping” nature, the addition of covenants of the Bank to protect participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices for applicable withholding taxes, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not involve extending the term of the option beyond its original expiry date.
Exercise process	(i)	executives open a BMO brokerage account
	(ii)	when the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin
	(iii)	when the executive has elected to sell all or some of the Shares issued after exercising the options, brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest
	(iv)	when any executive has elected to hold the Shares issued after exercising the options, he or she must pay the strike price, applicable commissions and taxes and debit interest
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for Shares equivalent in value to the in-the-money amount.
Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back, if through the executive’s fraud, misconduct or gross negligence BMO or BMO Financial Corp. suffers a consequential financial loss or is required to restate its financials.

Up to 100% of the benefit received from exercising the stock options in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

109	Bank of Montreal Management Proxy Circular

BMO Capital Markets variable compensation plan – Key features

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)
Form of award	Cash, restricted share units (“RSUs”) or deferred share units (“DSUs”)
Pool funding

A global pool is established based on a fully expensed model driven on Net Income Before Bonus and Taxes.

The pool incorporates a BMO Capital Markets ROE measure and All-Bank performance.

The pool is fully adjusted for actual loan losses, and may also be adjusted to reflect other considerations such as risk.

Form of award

Individual awards are apportioned between cash and RSUs, based on nature of the role and compensation level.

The cash portion can be voluntarily deferred into DSUs.

All material risk-taking employees in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See pages 111 and 112 for more information on material risk-taking employees.

RSU terms

•  Value of the RSUs is based on the share price.

•  Vest and payout either, a) in instalments over a period of three years or, b) at the end of three years.

•  Earn dividend equivalents as additional RSUs.

•  Non-vested units are forfeited on resignation.

•  Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•  Non-vested RSUs are forfeited if participant committed an act while employed with the Bank that would have led to termination for cause.

DSU terms

BMO Capital Markets employees at the Managing Director level and above may choose to receive some or all of their cash award in DSUs.

DSUs:

•  their value is based on the share price

•  earn dividend equivalents as additional DSUs.

•  may be redeemed only upon a separation of service between employee and the Bank and its affiliates.

Clawback

Cash, RSUs and DSUs paid out in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

Payouts of RSU equity awards may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

Bank of Montreal Management Proxy Circular	110

ADDITIONAL DISCLOSURE

This section of the management proxy circular includes information about compensation plans and employees that can have a material impact on the Bank’s risk exposure (“material plans and employees”) and is consistent with the Basel Committee Pillar 3 Disclosure Requirements and FSB Standard 15.

The Committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	tie compensation awards and payouts to business performance, strategy and shareholder returns, while balancing risk
•	consider individual performance when determining variable pay
•	require material risk-taking employees to defer a portion of their variable compensation.

(See the Compensation Discussion and Analysis starting on page 60 for information about executive compensation and the Committee’s role.)

Material plans

The Committee approved criteria for identifying material plans after receiving input from the Bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

The risk level of a business (based on the Risk group’s assessment) and its total annual compensation spend determine whether or not a compensation plan is considered material. Generally, higher risk businesses and larger spends on annual compensation lead to classification as a material plan.

The Committee also approves:

•	the annual list of material plans
•	changes to material plans, after review by the management oversight committees and CEO (see pages 61 and 62 for more details on the management oversight committees
•	funding for the variable incentive pools, after review by the management oversight committees and CEO.

Material risk-taking employees

The Committee has approved the following criteria for identifying material risk-taking employees:

•	all Senior Vice-Presidents and above in the Bank, and
•	roles in BMO Capital Markets, Corporate Treasury and BMO Insurance that could have a material impact on the Bank’s risk.

The following standards apply to the compensation of material risk-taking employees:

•	non-financial metrics (such as risk limits exceeded and unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions
•	deferred compensation for this group is 40% to 60% of their total variable compensation
•	variable compensation reflects pay for performance and appropriate risk measures.

Compensation tables for material risk-taking employees

Cash compensation paid has been converted into Canadian dollars at an average rate of exchange of US$1.00=Cdn$1.3251 and £1=Cdn$1.8367 in fiscal 2016 and US$1.00=Cdn$1.2547 in fiscal 2015.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate of US$1.00=Cdn$1.3429 and £1=Cdn$1.6798 in fiscal 2016 and US$1.00=Cdn$1.3353 in fiscal 2015.

111	Bank of Montreal Management Proxy Circular

Total direct compensation awarded in fiscal 2016 and 2015

	2016		2015
Category (a)	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Number of employees (#)	11	117	12	99
Total fixed compensation (non-deferred) ($)	8,010,380	36,601,605	8,232,945	29,704,579
Total variable compensation
Cash (non-deferred) ($)	11,069,007	77,778,442	10,076,320	49,602,375
Cash (deferred) ($)	325,000	1,086,535	275,000	1,251,818
Share-based (deferred) ($)	30,641,372	89,389,656	26,323,383	66,611,085
Option-based (deferred) ($)	4,416,595	7,500,044	3,815,532	6,574,544
Total variable compensation ($)(b)	46,451,974	175,754,677	36,305,235	124,039,821
Total direct compensation ($)	54,462,354	212,356,282	43,910,830	153,744,400

(a)	Employees who have left the Bank during the year are included in these categories. Senior Executives are the Bank’s most senior executives.
(b)	Total variable compensation represents the total of cash (excluding fixed compensation), share-based, and option-based.

Deferred compensation outstanding and paid out in fiscal 2016 and 2015

	2016		2015
Category	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Cash
Vested	—	1,393,875	4,515,480	1,327,442
Share-based (a)(b)
Vested	55,380,105	28,289,743	49,810,555	47,085,824
Unvested	74,591,907	243,519,896	62,065,933	174,895,731
Option-based (a)(c)
Vested	54,228,890	36,020,029	41,351,760	45,546,194
Unvested	13,378,756	19,380,546	11,004,230	17,763,056
Paid in the fiscal year	27,633,316	89,611,379	23,938,357	101,496,757

(a)	Based on the closing share price on the TSX on October 31, 2016 ($85.36) and October 31, 2015 ($76.04).
(b)	The value of vested and unvested share-based awards equals the number of outstanding units on October 31 multiplied by the closing share price.
(c)	The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 31. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (i.e., risk adjustments, clawback or forfeiture). In 2016 and 2015, no reductions were taken due to explicit adjustments. In 2016 and 2015, there were no implicit reductions.

Other compensation paid

In 2016, the severance payments agreed to were $18.6 million for five material risk takers and $17.8 million was paid out to eleven material risk takers. In 2015, the severance payments agreed to were $26.6 million for seven material risk takers and $17.8 million was paid out to fifteen material risk takers. The severance payments awarded were aligned with common law practice. No Senior Executives received or were awarded severance in fiscal 2016 or 2015.

In 2016, the Bank paid $4.3 million in sign-on payments for four material risk takers and $0.7 million in guaranteed bonuses for one material risk taker.

Information about the highest severance awarded for 2016 and 2015 and sign-on payments and guaranteed bonuses for 2015 have been disclosed to OSFI on a confidential basis.

Bank of Montreal Management Proxy Circular	112

Directors’ Approval

Our Board of Directors approved the contents of this Management Proxy Circular for distribution to Shareholders.

BARBARA M. MUIR

Corporate Secretary

February 28, 2017

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A commitment to leading by example

Being a responsibly managed bank means helping everyone whose success contributes to our own. It’s a commitment we take personally. Because we’re bankers, but we’re people first. And as we pursue new opportunities, we have one guiding purpose: To find the right balance between what will grow our business and what’s best for our stakeholders. We have a responsibility to all BMO stakeholders. Our social licence to operate depends on the ability to address people’s diverse needs and points of view – today and over the long term.

Read further about our commitment:

BMO’s Environmental, Social and Governance Report and Public Accountability Statement (ESG Report and PAS) at: www.bmo.com/esg-pas-report

BMO’s Corporate Responsibility Report at: www.bmo.com/corporateresponsibility

About the Production of

our Management Proxy Circular

This management proxy circular uses paper that comes from responsibly managed forests, certified in accordance with the international standards of the Forest Stewardship Council® (FSC®).

Information on our environmental policies, programs and performance is available at

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